                                                     REGISTRATION NO. 333-14277
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       UNITED STATES FILTER CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

              DELAWARE                              33-0266015
  (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

                              40-004 COOK STREET
                         PALM DESERT, CALIFORNIA 92211
                                (619) 340-0098
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                              DAMIAN C. GEORGINO
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       UNITED STATES FILTER CORPORATION
                              40-004 COOK STREET
                         PALM DESERT, CALIFORNIA 92211
                                (619) 340-0098
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  Copies to:
           JANICE C. HARTMAN                    NICHOLAS P. SAGGESE
      KIRKPATRICK & LOCKHART LLP     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
         1500 OLIVER BUILDING           300 SOUTH GRAND AVENUE, SUITE 3400
    PITTSBURGH, PENNSYLVANIA 15222         LOS ANGELES, CALIFORNIA 90071
            (412) 355-6500                        (213) 687-5000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED DECEMBER 6, 1996

PROSPECTUS
    , 1996

                               10,000,000 SHARES

                            [LOGO OF U. S. FILTER]

                        UNITED STATES FILTER CORPORATION

                                  COMMON STOCK

  All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by United States Filter Corporation (the "Company"). Of the 10,000,000 shares of Common Stock offered hereby, 8,000,000 shares are being offered for sale in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,000,000 shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering," and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  Concurrently with the Offerings, the Company is offering (the "Notes Offering") pursuant to a separate Prospectus $200,000,000 principal amount
(excluding the underwriters' over-allotment option) of    % Convertible
Subordinated Notes due 2001 (the "Notes"). The net proceeds of the Offerings and the Notes Offering are expected to be used to repay indebtedness incurred to fund the acquisition by the Company of certain businesses and assets (collectively referred to as the Water Systems and Manufacturing Group and referred to herein as "WSMG") of Wheelabrator Technologies Inc. ("WTI") and to fund the cash portion of the consideration for the pending acquisition by the Company of the businesses of the Process Equipment Division ("PED") of United Utilities PLC; the balance, if any, will be used for working capital, capital expenditures and general corporate purposes, including possible future acquisitions. Consummation of the Offerings is not a condition to consummation of the Notes Offering, and consummation of the Notes Offering is not a condition to consummation of the Offerings. See "Recent and Pending Acquisitions" and "Use of Proceeds."

  The Common Stock is listed on the New York Stock Exchange and traded under the symbol "USF." On December 5, 1996, the closing sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $32.375 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION  NOR HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED  UPON  THE ACCURACY  OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                                PRICE   UNDERWRITING   PROCEEDS
                                               TO THE  DISCOUNTS AND    TO THE
                                               PUBLIC  COMMISSIONS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share.....................................  $           $            $
Total(3)...................................... $          $            $

--------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders referred to below have agreed to indemnify the several U.S. Underwriters and the International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) The Company and certain Selling Stockholders (the "Selling Stockholders") have granted to the U.S. Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase an aggregate of up to 1,500,000 additional shares of Common Stock, on the same terms as set forth above, at the Price to the Public, less the Underwriting Discounts and Commissions, solely for the purpose of covering over-allotments, if any. If such option were exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company would be
    $        , $         and $        , respectively, and the total proceeds to
    the Selling Stockholders would be $        . See "Selling Stockholders" and
    "Underwriting."

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York on or about          , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
             DEUTSCHE MORGAN GRENFELL
                        NATWEST SECURITIES LIMITED
                                   SALOMON BROTHERS INC
                                                               SMITH BARNEY INC.

            [Map depicting sales and service facilities located in
                 North America, Europe and the Pacific Rim.]




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including, without limitation, the Selected Consolidated Financial Data, the Company's Consolidated Financial Statements and Notes thereto and the Unaudited Pro Forma Combined Financial Information, included or incorporated by reference in this Prospectus. Except as otherwise specified, all information in this Prospectus has been adjusted to reflect a 3-for-2 split of the Common Stock effected July 15, 1996 and a 3-for-2 split of the Common Stock effected December 5, 1994, and does not give effect to the over-allotment option described under the caption "Underwriting."

                                  THE COMPANY

  The Company is a leading global provider of industrial and municipal water and wastewater treatment systems, products and services, with an installed base of systems that the Company believes is one of the largest worldwide. The Company offers a single-source solution to industrial and municipal customers through what the Company believes is the industry's broadest range of cost-effective systems, products, services and proven technologies. In addition, the Company has one of the industry's largest networks of sales and service facilities. The Company capitalizes on its large installed base, extensive distribution network and manufacturing capabilities to provide customers with ongoing local service and maintenance. The Company is also a leading provider of service deionization ("SDI") and outsourced water services, including the operation of water and wastewater treatment systems at customer sites.

  The Company has grown internally and through the strategic acquisition and successful integration of more than 45 United States based and international water and wastewater treatment companies since 1991. On a previously reported basis, the Company's revenues increased to $472.5 million for the fiscal year ended March 31, 1996 from $41.2 million for the fiscal year ended March 31, 1992, representing a compound annual growth rate of approximately 84%. The Company's revenues for the fiscal year ended March 31, 1996 would have been approximately $1.8 billion after giving effect to the completed acquisitions of Zimpro Environmental, Inc. ("Zimpro") and Davis Water & Waste Industries, Inc. ("Davis") and including, on a pro forma basis, the pending acquisition of PED and the recent acquisitions of WSMG, WaterPro Supplies Corporation ("WaterPro") and The Utility Supply Group, Inc. ("USG") as if such acquisitions were completed at the beginning of such year.

  Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory requirements have resulted in: (i) continued growth of the multibillion dollar water and wastewater treatment industry; and (ii) heightened demand for increasingly complex water and wastewater treatment systems. The water treatment industry is highly fragmented, with numerous regional participants who provide customers with a limited range of water and wastewater treatment solutions. The Company differentiates itself from competitors by serving as a single-source water and wastewater treatment provider capable of designing, manufacturing, operating, financing and maintaining water and wastewater systems on a local basis for industrial and municipal customers. The Company's customer base includes a broad range of major industrial customers, which require treated water as a necessary component of many products and industrial processes, and municipalities, which treat water and wastewater for their communities. Industrial customers include Chinese Petroleum, Coca-Cola, Dow Chemical, General Motors, Hyundai, Intel, Johnson & Johnson, Merck, Procter & Gamble and Samsung. Municipal customers include the Cities of Los Angeles, Minneapolis-St. Paul and St. Louis.

  In order to achieve earnings growth and expand its operations to enhance its position as a leading global single-source provider of water and wastewater treatment systems and services, the Company has developed the following strategy:

  .Provide single-source water and wastewater treatment solutions to industrial and municipal customers

  .Pursue acquisitions that provide a strategic fit and contribute to revenue and earnings growth

  .Realize synergies and economies of scale from acquisitions

  .Expand global market presence, especially in the Pacific Rim region

  .Expand penetration of the municipal market

  .Capitalize on distribution strength to enhance local sales and service capabilities

  .Capitalize on outsourcing and privatization opportunities

RECENT AND PENDING ACQUISITIONS

  The Company has become a leading single-source provider of cost-effective water and wastewater treatment systems primarily through acquisitions of businesses that have expanded the Company's geographic presence, industries served, installed base and range of products and technologies. The Company's acquisition strategy has also recently focused on establishing the Company as a leading distributor of water and wastewater distribution products and services to the industrial and municipal markets.

  The Company has acquired WSMG for $369.6 million in cash, subject to possible adjustment. The Company has also entered into a definitive agreement to acquire PED from United Utilities PLC for (Pounds)125.5 million in cash and stock, subject to possible adjustment. Additionally, the Company has acquired Davis in exchange for 4,817,349 shares of Common Stock, WaterPro in exchange for 3,201,507 shares of Common Stock, and USG in exchange for 771,157 shares of Common Stock.

 WATER SYSTEMS AND MANUFACTURING GROUP

  WSMG provides a broad range of water and wastewater treatment products and technologies, as well as other environmental products, worldwide. For the fiscal year ended December 31, 1995, WSMG generated approximately $452.1 million of revenues, of which approximately 56% were attributable to sales in North America, with the remainder generated principally in Europe, the Pacific Rim and the Middle East.

  The Company believes that the acquisition of WSMG significantly broadens the Company's product offerings, technological capabilities and municipal market penetration. WSMG is also expected to provide the Company with cross-selling opportunities as well as opportunities to rationalize operations and increase asset utilization. In addition, the Company believes that WSMG provides it with the infrastructure required to capitalize on opportunities in the Pacific Rim and further strengthens the Company's presence in European markets.

 PROCESS EQUIPMENT DIVISION

  PED is a leading manufacturer and distributor of a broad range of water and wastewater treatment equipment sold primarily to the municipal market. For the fiscal year ended March 31, 1996, PED generated approximately $267.4 million of revenues, of which approximately 60% were attributable to sales in North America, with the remainder generated principally in Europe, Latin America and the Pacific Rim. For the fiscal year ended March 31, 1996, a majority of PED's revenues were attributable to sales in the municipal market.

  The Company believes that the acquisition of PED will significantly strengthen the Company's municipal water and wastewater treatment capabilities and provide the Company with opportunities to rationalize operations and increase asset utilization. Additionally, the Company believes that opportunities exist to expand PED's industrial sales by distributing PED's products through the Company's extensive network of sales and service facilities.

 DISTRIBUTION ACQUISITIONS

  The Company believes that the recent acquisitions of Davis, WaterPro and USG establish the Company as a leading distributor of water and wastewater distribution products and services to the industrial and municipal markets. Through the addition of 105 distribution facilities, these recent acquisitions provide the Company with a strategically important local sales and service presence in the markets being served. Additionally, each of Davis, WaterPro and USG benefits from established relationships with municipalities. The Company believes that these relationships will provide it with an effective means of penetrating the municipal market and permit the Company to capitalize on opportunities to retrofit, replace and repair aging water infrastructure in the United States. The Company intends to utilize its distribution channels, local presence and single-source capabilities to sell its extensive product line, including capital equipment, replacement parts, and services, to customers in both the industrial and municipal markets. As a result, the Company believes that its distribution infrastructure will provide a mechanism to leverage its manufacturing capabilities and technology base. The Company also believes that the distribution acquisitions will provide cost-saving opportunities through rationalization of overhead expenses and realization of economies of scale and operating efficiencies.

                                ----------------

  The Company's principal executive offices are located at 40-004 Cook Street, Palm Desert, California 92211, and its telephone number is (619) 340-0098. References herein to the Company refer to United States Filter Corporation and its subsidiaries, unless the context requires otherwise.

                                 THE OFFERINGS

 Common Stock offered by the Company:
    U.S. Offering........................  8,000,000 shares
                                          ----------
    International Offering...............  2,000,000 shares
                                          ----------
        Total............................ 10,000,000 shares
                                          ==========

 Common Stock to be outstanding after the
  Offerings.............................. 67,905,964 shares(1)
 Use of Proceeds......................... The net proceeds of the Offerings, together with the net proceeds of the
                                          Notes Offering, are expected to be
                                          used to repay indebtedness incurred
                                          to fund the acquisition by the
                                          Company of WSMG and to fund the cash
                                          portion of the consideration for the
                                          pending acquisition by the Company of
                                          PED; the balance, if any, will be
                                          used for working capital, capital
                                          expenditures and general corporate
                                          purposes, including possible future
                                          acquisitions. If the net proceeds of
                                          the Offerings and the Notes Offering
                                          are not available, the Company
                                          expects to fund the acquisition of
                                          PED from borrowings under bank credit
                                          facilities. See "Recent and Pending
                                          Acquisitions" and "Use of Proceeds."
 New York Stock Exchange symbol.......... USF
 Notes Offering.......................... The Company is offering concurrently
                                          $200,000,000 aggregate principal
                                          amount of    % Convertible
                                          Subordinated Notes due 2001
                                          ($230,000,000 if the underwriters'
                                          over-allotment option is exercised in
                                          full). The Notes are convertible into
                                          Common Stock at a conversion price of
                                          $     per share. Consummation of the
                                          Offerings is not a condition to
                                          consummation of the Notes Offering
                                          and consummation of the Notes
                                          Offering is not a condition to
                                          consummation of the Offerings.

--------------------
(1) Based on the number of shares of Common Stock outstanding as of
    November 10, 1996. Does not include: (i) 3,354,698 shares issuable upon exercise of stock options outstanding at a weighted average exercise price of $10.73 per share of Common Stock as of such date and 1,041,896 additional shares reserved for issuance upon exercise of options available for grant under the Company's stock options plans; (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per share of Common Stock; (iii)
    approximately      shares issuable upon conversion of the Notes at a
    conversion price of $    per share of Common Stock; and (iv) an aggregate
    of approximately 1,267,925 shares issuable in connection with the pending acquisition of PED. Does not give effect to shares that are subject to the Underwriters' over-allotment option, 845,794 shares of which are owned by the Selling Stockholders and 654,206 shares of which would be issuable by the Company. See "Selling Stockholders" and "Underwriting."

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following data present selected historical consolidated financial data of the Company (restated to reflect the acquisitions of Zimpro and Davis, which were accounted for as poolings of interests) as of the date and for the periods presented, and As Adjusted to give effect to: (i) the recent acquisitions of WSMG, WaterPro and USG and the pending acquisition of PED as if they had been consummated as of the beginning of the respective periods presented (in the case of Statement of Operations Data and Other Data) and as of September 30, 1996 (in the case of Balance Sheet Data); and (ii) the assumed borrowings under bank credit facilities of approximately $541.0 million to fund the cash portion of the consideration for such acquisitions and estimated transaction costs. The As Further Adjusted column gives effect to: (i) the sale by the Company of 10,000,000 shares of Common Stock in the Offerings at an assumed public offering price of $33.125 per share and the anticipated application of the net proceeds therefrom; (ii) the sale by the Company of the Notes and the anticipated application of the net proceeds therefrom; and (iii) the conversion of the Company's $60.0 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 into 4,390,000 shares of Common Stock.

  The pro forma data is derived from the historical financial statements of the Company, WSMG, PED, WaterPro and USG giving effect to such acquisitions under the purchase method of accounting and based on assumptions and adjustments described under the caption "Unaudited Pro Forma Combined Financial Information." The pro forma adjustments are estimated and may differ from the actual adjustments when they become known. The pro forma data does not reflect certain cost savings that management believes may be realized following the acquisitions, through rationalization of operations and economies of scale. See "Unaudited Pro Forma Combined Financial Information."

                                FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                  MARCH 31, 1996                 SEPTEMBER 30, 1996(1)
                         -------------------------------- -----------------------------------
                                      AS      AS FURTHER                          AS FURTHER
                          ACTUAL  ADJUSTED(2) ADJUSTED(2)  ACTUAL  AS ADJUSTED(2) ADJUSTED(2)
                         -------- ----------- ----------- -------- -------------- -----------
                                        (in thousands, except per share data)
STATEMENT OF OPERATIONS
 DATA:
Revenues................ $727,903 $1,838,624  $1,838,624  $433,719   $1,054,197   $1,054,197
Gross profit............  189,330    423,370     423,370   118,321      253,149      253,149
Operating income........   40,647     69,189      69,189    26,600       52,739       52,739
Interest expense........   14,419     57,224      25,754     7,972       29,193       13,458
Net income..............   19,307     13,603      33,114    14,228       15,970       25,726
Net income per common
 share.................. $   0.45 $     0.28  $     0.53  $   0.28   $     0.29   $     0.37
Weighted average number
 of common shares
 outstanding............   42,159     47,400      61,790    50,629       55,870       70,260

                                                   AS OF SEPTEMBER 30, 1996
                                                -------------------------------
                                                                     AS FURTHER
                                                 ACTUAL  AS ADJUSTED  ADJUSTED
                                                -------- ----------- ----------
                                                        (in thousands)
BALANCE SHEET DATA:
Working capital................................ $168,606 $  402,433  $  402,433
Total assets...................................  936,659  2,007,482   2,012,632
Notes payable and long-term debt, including
 current portion...............................   90,159    650,674     137,746
Convertible subordinated debt..................  193,565    193,565     340,000
Shareholders' equity...........................  400,003    561,282     932,925

-------------------
(1) The six months ended September 30, 1996 includes merger expenses of $5,581,000 related to the acquisition of Davis.
(2) The fiscal year ended March 31, 1996 and the six months ended September 30, 1996 include restructuring charges of $9,260,000 and $1,992,000, respectively, related to the plant closure and relocation of the operations of Wallace & Tiernan, Inc., a subsidiary of PED.

                                 RISK FACTORS

  Prospective investors should consider carefully the following factors relating to the businesses of the Company, WSMG, PED, WaterPro and USG, together with the other information and financial data included or incorporated by reference in this Prospectus, before acquiring the securities offered hereby. Information contained or incorporated by reference in this Prospectus includes "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "contemplates," "expects," "may," "will," "should," "would" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

ACQUISITION STRATEGY

  In pursuit of its strategic objective of becoming the leading global single-source provider of water and wastewater treatment systems and services, the Company has, since 1991, acquired and successfully integrated more than 45 United States based and international businesses with strong market positions and substantial water and wastewater treatment expertise. The Company plans to continue to pursue acquisitions that complement its technologies, products and services, broaden its customer base and expand its global distribution network. The Company's acquisition strategy entails the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. Although the Company generally has been successful in pursuing these acquisitions, there can be no assurance that acquisition opportunities will continue to be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired will be integrated successfully or prove profitable.

  Consummation of the pending acquisition of PED is subject to the satisfaction of certain conditions, including expiration or termination of applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. There can be no assurance that the pending acquisition of PED will not be challenged on antitrust grounds, or if challenged, that the Company will prevail. There can also be no assurance as to whether or when the Company's pending acquisition of PED will be completed. The net proceeds to the Company of the Offerings and the Notes Offering are expected to be used to repay indebtedness incurred to fund the acquisition of WSMG and to fund the cash portion of the consideration for the pending acquisition of PED; the balance, if any, will be used for working capital, capital expenditures and general corporate purposes, including possible future acquisitions. If the pending acquisition of PED is not completed, the net proceeds of the Offerings and the Notes Offering not used for such acquisition will be added to working capital. See "Recent and Pending Acquisitions" and "Use of Proceeds."

INTERNATIONAL TRANSACTIONS

  The Company has made and expects it will continue to make acquisitions and expects to obtain contracts in markets outside the United States. While these activities may provide important opportunities for the Company to offer its products and services internationally, they also entail the risks associated with conducting business internationally, including the risk of currency fluctuations, slower payment of invoices, nationalization and possible social, political and economic instability. In particular, the purchase price for the pending acquisition by the Company of PED is (Pounds)125.5 million, comprised of approximately (Pounds)100.5 million in cash and (Pounds)25.0 million in shares of Common Stock. The Company has entered into a forward contract pursuant to which it is obligated to purchase 100.0 million British pounds sterling for approximately $159.3 million at any time between December 16, 1996 and February 14, 1997, for the purpose of hedging the cash portion of the purchase price of its acquisition of PED. With respect to the remaining (Pounds)0.5 million cash portion of the consideration and the (Pounds)25.0 million in shares of Common Stock, to the extent the value of the United States dollar declines relative to pounds sterling prior to the closing of the acquisition, the cost to the Company of acquiring PED would increase. In addition, if the acquisition of PED is not consummated, or the acquisition is consummated after February 14, 1997, the Company would be at risk with respect to the (Pounds)100.0 million it purchased pursuant to such forward contract to the extent that the value of the British pound sterling decreases relative to the value of other currencies.

RELIANCE ON KEY PERSONNEL

  The Company's operations are, and will, after consummation of the Company's pending acquisitions, be dependent on the continued efforts of senior management, in particular Richard J. Heckmann, the Company's Chairman of the Board, President and Chief Executive Officer. There are no employment agreements between the Company and the members of its senior management, except Thierry Reyners, the Company's Executive Vice President-European Group. Should any of the senior managers be unable to continue in their present roles, the Company's prospects could be adversely affected.

PROFITABILITY OF FIXED PRICE CONTRACTS

  A significant portion of the Company's revenues are, and will, after consummation of the Company's pending acquisitions, be generated under fixed price contracts. To the extent that original cost estimates are inaccurate, costs to complete increase, delivery schedules are delayed or progress under a contract is otherwise impeded, revenue recognition and profitability from a particular contract may be adversely affected. The Company routinely records upward or downward adjustments with respect to fixed price contracts due to changes in estimates of costs to complete such contracts. There can be no assurance that future downward adjustments will not be material.

CYCLICALITY AND SEASONALITY

  The sale of capital equipment within the water treatment industry is cyclical and influenced by various economic factors including interest rates and general fluctuations of the business cycle. A significant portion of the Company's revenues are, and will, after consummation of the Company's pending acquisitions, be derived from capital equipment sales. While the Company sells capital equipment to customers in diverse industries and in global markets, cyclicality of capital equipment sales and instability of general economic conditions could have an adverse effect on the Company's revenues and profitability.

  The sale of water and wastewater distribution equipment and supplies is also cyclical and influenced by various economic factors including interest rates, land development and housing construction industry cycles. Sales of such equipment and supplies are also subject to seasonal fluctuation in northern climates. As a result of the acquisitions of Davis, WaterPro and USG, the sale of water and wastewater distribution equipment and supplies is a significant component of the Company's business. See "Recent and Pending Acquisitions." Cyclicality and seasonality of water and wastewater distribution equipment and supplies sales could have an adverse effect on the Company's revenues and profitability.

POTENTIAL ENVIRONMENTAL RISKS

  The Company's business and products may be significantly influenced by the constantly changing body of environmental laws and regulations, which require that certain environmental standards be met and impose liability for the failure to comply with such standards. The Company is also subject to inherent risks associated with environmental conditions at facilities owned, and the state of compliance with environmental laws, by businesses acquired by the Company. While the Company endeavors at each of its facilities to assure compliance with environmental laws and regulations, there can be no assurance that the Company's operations or activities, or historical operations by others at the Company's locations, will not result in cleanup obligations, civil or criminal enforcement actions or private actions that could have a material adverse effect on the Company. In that regard federal and state environmental regulatory authorities have commenced civil enforcement actions related to alleged multiple violations of applicable wastewater pretreatment standards by a wholly owned subsidiary of the Company at a Connecticut ion exchange regeneration facility acquired by the Company in October 1995 from Anjou International Company ("Anjou"). A grand jury investigation is pending which is believed to relate to the same conditions that were the subject of the civil actions. The Company has certain rights of indemnification from Anjou which may be available with respect to these matters. In addition, the Company's activities as owner and operator of certain hazardous waste treatment and recovery facilities are subject to stringent laws and regulations and compliance reviews. Failure of these facilities to comply with those regulations could result in substantial fines and the suspension or revocation of the facility's hazardous waste permit. In other matters, the Company has been notified by the United States Environmental Protection Agency that it is a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") at certain sites to which the Company or its predecessors allegedly sent waste in the past. It is possible that the Company could receive other such notices under CERCLA or analogous state laws in the future. The Company does not believe that its liability, if any, relating to such matters will be material. However, there can be no assurance that such matters will not be material. In addition, to some extent, the liabilities and risks imposed by environmental laws on the Company's customers may adversely impact demand for certain of the Company's products or services or impose greater liabilities and risks on the Company, which could also have an adverse effect on the Company's competitive or financial position.

COMPETITION

  The water and wastewater treatment industry is fragmented and highly competitive. The Company competes with many United States based and international companies in its global markets. The principal methods of competition in the markets in which the Company competes are technology, prompt availability of local service capability, price, product specifications, customized design, product knowledge and reputation, ability to obtain sufficient performance bonds, timely delivery, the relative ease of system operation and maintenance, and the prompt availability of replacement parts. In the municipal contract bid process, pricing and ability to meet bid specifications are the primary considerations. While no competitor is considered dominant, there are competitors which have significantly greater resources than the Company, which, among other things, could be a competitive disadvantage to the Company in securing certain projects.

TECHNOLOGICAL AND REGULATORY CHANGE

  The water and wastewater treatment business is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for the Company's products and services. Changes in regulatory or industrial requirements may render certain of the Company's treatment products and processes obsolete. Acceptance of new products may also be affected by the adoption of new government regulations requiring stricter standards. The Company's ability to anticipate changes in technology and regulatory standards and to develop successfully and introduce new and enhanced products on a timely basis will be a significant factor in the Company's ability to grow and to remain competitive. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive or that certain of its products will not become obsolete. In addition, the Company is subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly.

MUNICIPAL AND WASTEWATER MARKET

  Completion of the Company's recent and pending acquisitions will increase significantly the percentage of the Company's revenues derived from municipal customers. While municipalities represent an important market in the water and wastewater treatment industry, contractor selection processes and funding for projects in the municipal sector entail certain additional risks not typically encountered with industrial customers. Competition for selection of a municipal contractor typically occurs through a formal bidding process which can require the commitment of significant resources and greater lead times than industrial projects. In addition, demand in the municipal market is dependent upon the availability of funding at the local level, which may be the subject of increasing pressure as local governments are expected to bear a greater share of the cost of public services. See "Recent and Pending Acquisitions" and "Business."

  Zimpro is party to certain agreements (entered into in 1990 at the time Zimpro was acquired from unrelated third parties by the entities from which it was later acquired by the Company), pursuant to which Zimpro agreed, among other things, to pay the original sellers a royalty of 3.0% of its annual consolidated net sales of certain products in excess of $35.0 million through October 25, 2000. Under certain interpretations of such agreements, with which the Company disagrees, Zimpro could be liable for such royalties with respect to the net sales attributable to products, systems and services of certain defined wastewater treatment businesses acquired by Zimpro or the Company or the Company's other subsidiaries after May 31, 1996. The defined businesses include, among others, manufacturing machinery and equipment, and engineering, installation, operation and maintenance services related thereto, for the treatment and disposal of waste liquids, toxic waste and sludge. One of the prior sellers has revealed in a letter to the Company an interpretation contrary to that of the Company. The Company believes that it would have meritorious defenses to any claim based upon any such interpretation and would vigorously pursue the elimination of any threat to expand what it believes to be its obligations pursuant to such agreements.

SHARES ELIGIBLE FOR FUTURE SALE

  The market price of the Common Stock could be adversely affected by the availability for public sale of shares held on November 10, 1996 by security holders of the Company, including: (i) up to 3,750,093 shares which may be delivered by Laidlaw Inc. or its affiliates ("Laidlaw"), at Laidlaw's option in lieu of cash, at maturity pursuant to the terms of 5 3/4% Exchangeable Notes due 2000 of Laidlaw (the amount of shares or cash delivered or paid to be dependent within certain limits upon the value of the Common Stock at maturity); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 at a conversion price of $18.33 per
share of Common Stock; (iii)        shares issuable upon conversion of the
Notes at a conversion price of $      per share of Common Stock; (iv)
2,908,171 outstanding shares that are currently registered for sale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two shelf registration statements; and (v) 7,036,939 shares which are subject to agreements pursuant to which the holders have certain rights to request the Company to register the sale of such holders' Common Stock under the Securities Act and/or, subject to certain conditions, to include certain percentages of such shares in other registration statements filed by the Company (1,980,000 of which shares also may be sold from time to time by the holder thereof pursuant to Rule 144 under the Securities Act). The shares referred to in clause (v) include up to 845,794 shares that may be sold by Selling Stockholders upon exercise of the U.S. Underwriters' over-allotment option. In addition, the Company has registered for sale under the Securities Act 5,777,380 shares which may be issuable by the Company from time to time in connection with acquisitions of businesses from third parties.

                        RECENT AND PENDING ACQUISITIONS

  The Company has become a leading single-source provider of cost-effective water and wastewater treatment systems primarily through acquisitions of businesses that have expanded the Company's geographic presence, industries served, installed base, and range of products and technologies. The Company's acquisition of WSMG and pending acquisition of PED are expected to provide the Company with important products and technologies which enhance the Company's single-source provider capabilities. The Company believes that these acquisitions will also significantly expand the Company's municipal and wastewater treatment capabilities and international presence, particularly in the Pacific Rim and Europe. The Company is negotiating the possible formation of a joint venture with WTI (the "Joint Venture") to, among other things, develop, finance, own and operate water and wastewater treatment facilities for both industrial and municipal customers in North America. See "--Possible Joint Venture."

  The Company's acquisition strategy has also recently focused on establishing the Company as one of the industry's leading distributors of water and wastewater distribution products and services to both the industrial and municipal markets. The recent acquisitions of Davis, WaterPro and USG are expected to provide the Company with a platform to: (i) enhance the Company's local sales and service infrastructure; (ii) penetrate the municipal segment of the water and wastewater treatment market by capitalizing on each distribution company's long-term municipal relationships; (iii) leverage the Company's manufacturing capabilities and technology base; and (iv) capitalize on efficiencies from consolidation of operations and economies of scale. In addition, the Company believes that these distribution acquisitions will permit the Company to capitalize on opportunities to retrofit, replace and repair aging water infrastructure in the United States.

  Together, these recent and pending acquisitions are expected to distinguish further the Company as a leading single-source provider capable of designing, manufacturing, operating, financing and maintaining water and wastewater treatment systems on a local basis for industrial and municipal customers worldwide.

WATER SYSTEMS AND MANUFACTURING GROUP

  On December 2, 1996, the Company acquired WSMG from WTI for $369.6 million in cash, subject to possible post-closing adjustment. WSMG provides a broad range of water and wastewater treatment products and technologies, as well as other environmental products, worldwide. As of October 4, 1996, WSMG had 1,993 employees and 57 facilities located in 17 countries.

  For the fiscal year ended December 31, 1995, WSMG generated approximately $452.1 million of revenues, of which approximately 56% were attributable to sales in North America, with the remainder generated principally in Europe, the Pacific Rim and the Middle East.

  The Company believes that the acquisition of WSMG significantly broadens the Company's product offerings, technological capabilities and municipal market penetration. WSMG is also expected to provide the Company with cross-selling opportunities as well as opportunities to rationalize operations and increase asset utilization. In addition, the Company believes that the acquisition of WSMG provides it with the infrastructure required to capitalize on increasing opportunities in the Pacific Rim and further strengthens the Company's presence in European markets. A description of certain of the WSMG business units follows.

 NEW PRODUCTS AND TECHNOLOGIES

  Johnson Screens. Johnson Screens is recognized as a leader in well screen design and development and screen installation. Johnson Screens' welded continuous-slot products are widely used in groundwater applications, oil and gas wells, and other industrial filtration applications worldwide. Johnson Screens is expected to provide the Company with an opportunity to sell additional products through the Company's extensive distribution channel of sales and service facilities.

  HPD. HPD's primary water treatment technologies include evaporation and crystallization serving the pulp and paper, chemical, petrochemical, mining and power industries. These technologies are expected to enhance the Company's zero-discharge and product recovery techniques, thereby providing what the Company believes to be an important addition to its single-source provider capabilities.

  CPC Engineering. CPC designs water and wastewater treatment systems for municipalities on a standard or custom-engineered basis under the "Microfloc" brand name. CPC also produces solids screening, dewatering, conveying and grinding equipment used in municipal wastewater treatment, municipal storm water collection, and industrial wastewater treatment in the meat and poultry, food processing, pulp and paper, mining, petrochemical and power utility markets.

  Westates Carbon. Westates Carbon is a full-service granular activated carbon company. Westates Carbon offers systems, service and support, including a carbon reactivation facility. Westates Carbon is expected to provide the Company with the ability to recycle and reuse spent carbon utilized for both water and wastewater treatment applications.

  Memtek. Memtek products remove inorganic solids and heavy metals from contaminated wastewater for the microelectronics, metal finishing and industrial laundry marketplace. Sophisticated cross-flow membrane microfiltration products are expected to be an important addition to the Company's product offerings. Memtek products are sold under the brand names IX/ER(R), TOTALTREAT(TM), MEMCLEAN(TM), EVAP(TM), RMS(TM) and ACMS(TM).

  The Wheelabrator Corporation. The Wheelabrator Corporation ("WTC") designs and manufactures environmentally sound surface cleaning and preparation equipment and supplies. WTC also manufactures metal screening and grating used in wastewater separation and organic and inorganic waste handling.

 EXPANDED GLOBAL MARKET PRESENCE

  Darchet Engineering. Darchet serves the water and wastewater needs of the microelectronics, metal finishing and other industries in the Pacific Rim, with specific market presence in Singapore, Malaysia, Indonesia, Thailand and the Philippines. Darchet specializes in ion-exchange, reverse osmosis, ultrafiltration and conventional technologies. The Company believes Darchet will enhance the Company's growing market presence in the Pacific Rim.

  Sun Chi. Sun Chi, based in Taiwan, designs and installs wastewater treatment systems primarily for municipal applications. Sun Chi offers a wide range of biological treatment technologies, including dissolved air floatation, aerobic and anaerobic fluidized beds, ion exchange, oxidation, sequential biological reactors and denitrification. Sun Chi's installed base of systems in Taiwan, Malaysia, Indonesia, Thailand, the Philippines and China is also expected to enhance the Company's growing market presence in the Pacific Rim.

  Rossmark. Rossmark is an industry leader in northern Europe serving the industrial and municipal water and wastewater treatment markets. Rossmark's services include process engineering, systems design, turnkey water and wastewater treatment systems and equipment manufacturing. Rossmark has operations in the Netherlands, Belgium, the United Kingdom and Germany.

  PSS. PSS, based in Spain, uses evaporation, crystallization and membrane separation technologies, primarily in the chemical and pulp and paper industries. PSS is expected to expand the Company's zero-discharge capabilities in Europe and the Middle East.

POSSIBLE JOINT VENTURE

  The Company and WTI are negotiating the possible formation of the Joint Venture to, among other things, develop, finance, own and operate water and wastewater treatment facilities for both industrial and municipal customers in North America. It is expected that the operating strategy for the Joint Venture, if formed, would be to offer customers: (i) turnkey operation, including system design, manufacture, operation and maintenance on a local basis; (ii) warrantied performance; (iii) potential cost savings; and (iv) customized financing options. There can be no assurance as to whether or when or on what specific terms the Joint Venture will actually be formed. The Company is currently a 50% owner of Treated Water Outsourcing, a Nalco/U.S. Filter Joint Venture ("TWO"), which focuses on the outsourcing of industrial customers' water treatment needs.

PROCESS EQUIPMENT DIVISION

  On October 7, 1996, the Company entered into a definitive agreement to acquire PED from United Utilities PLC for (Pounds)125.5 million, comprised of approximately (Pounds)100.5 million in cash and (Pounds)25.0 million in shares of Common Stock, subject to possible post-closing adjustment. PED is a leading manufacturer and distributor of water and wastewater treatment equipment primarily to the municipal market. As of June 30, 1996, PED had approximately 1,935 employees and 17 facilities located in seven countries.

  For the fiscal year ended March 31, 1996, PED generated approximately $267.4 million of revenues, of which approximately 60% were attributable to sales in North America, with the remainder generated principally in Europe, Latin America and the Pacific Rim. For the fiscal year ended March 31, 1996, a majority of PED's revenues were attributable to sales in the municipal market.

  The Company believes that the acquisition of PED will significantly strengthen the Company's municipal water and wastewater treatment capabilities and provide the Company with opportunities to rationalize operations and increase asset utilization. Additionally, the Company believes that opportunities exist to expand PED's industrial sales by distributing PED's products through the Company's sales, service and distribution facilities. A description of certain PED business units follows.

  Envirex. Envirex manufactures wastewater treatment equipment, including screening, grit removal, biological treatment and solids collection equipment. The Company believes that Envirex has one of the largest number of wastewater treatment units installed worldwide as well as one of the broadest product lines in the wastewater equipment market. The Company believes that by integrating and rationalizing Envirex's product lines with the Company's existing wastewater products, it will enhance its municipal wastewater product lines, which in turn will enable the Company to establish more effective municipal sales channels. The Company also believes that it may be able to increase Envirex's sales to industrial markets through the Company's industrial distribution channels.

  Wallace & Tiernan. Wallace & Tiernan is one of the world leaders in the manufacture of water and wastewater disinfection systems and components. The Company believes that significant opportunities exist to use Wallace & Tiernan's global presence and large installed base to cross-sell certain of the Company's other products and services. Additionally, Wallace & Tiernan's large installed base is expected to continue to generate revenue from the sale of replacement parts and services.

  Edwards & Jones/Asdor. Edwards & Jones designs, manufactures and installs biosolids handling equipment primarily for the municipal markets in Europe and the Pacific Rim, while Asdor performs the same functions in North America. The Company believes that the acquisition of Edwards & Jones will provide the Company with a critical mass of wastewater expertise in the European market and a channel to integrate further the Company's existing wastewater expertise into its European operations.

  General Filter/Acumem. General Filter is a leading provider of pre-treatment equipment, granular media filtration systems and microfiltration systems primarily to the municipal water markets in North America. Acumem sells microfiltration systems for the treatment of surface and groundwater to potable water standards for industrial and municipal users in the United States, the United Kingdom and Australia. It also offers a range of cross-flow microfiltration and ultrafiltration membrane systems for municipal tertiary wastewater treatment.

  Consolidated Electric. Consolidated Electric is a leading supplier of automation and control systems for municipal water and wastewater treatment equipment using liquid level pressure and flow sensors, automatic pump controllers/alternators, and remote control technology capabilities. The Company believes that these control systems will complement its existing design-build capabilities in both industrial and municipal markets.

  The Company anticipates that the acquisition of PED will be completed during January 1997, although there can be no assurance that the acquisition will be consummated at such time or at all.

DISTRIBUTION ACQUISITIONS

  The Company believes that the recent acquisitions of Davis, WaterPro and USG establish the Company as a leading distributor of water and wastewater distribution products and services to the industrial and municipal markets. Through the addition of 105 distribution facilities, these recent acquisitions provide the Company with a strategically important local sales and service presence in the markets being served. Additionally, each of Davis, WaterPro and USG benefits from established relationships with municipalities. The Company believes that these relationships will provide it with an effective means of penetrating the municipal market and permit the Company to capitalize on opportunities to retrofit, replace and repair aging water infrastructure in the United States. The Company intends to utilize its distribution channels, local presence and single-source capabilities to sell its extensive product line, including capital equipment, replacement parts, and services to both the industrial and municipal markets. As a result, the Company believes that its distribution infrastructure will provide a mechanism to leverage its manufacturing capabilities and technology base. The Company also believes that the distribution acquisitions will provide cost-saving opportunities through rationalization of overhead expenses and realization of economies of scale and operating efficiencies.

  Davis Water and Waste Industries, Inc. In August 1996, the Company completed the acquisition of Davis, a leading distributor of water and wastewater distribution products and services to the industrial and municipal markets. Davis also designs, engineers, manufactures and installs water and wastewater treatment and pumping equipment. Davis has 32 distribution facilities located primarily in the southeastern United States which service more than 25,000 customers. For the fiscal year ended April 30, 1996, Davis generated approximately $226.5 million of revenues, of which approximately $178.2 million, or 79%, were attributable to the sale of distribution products and services, and approximately $48.3 million, or 21%, were attributable to manufacturing, installing, processing and servicing water and wastewater treatment and pumping equipment. The acquisition of Davis provides the Company with a significant distribution channel in the southeastern United States to market its line of products and services.

  WaterPro Supplies Corporation. In October 1996, the Company completed the acquisition of WaterPro, a leading distributor of water and wastewater distribution products and services to the industrial and municipal markets, in exchange for 3,201,507 shares of Common Stock (including the repayment of approximately $67.9 million in outstanding WaterPro debt with shares of Common Stock). WaterPro serves approximately 18,000 customers through its 43 distribution facilities in 18 states, located primarily in the midwestern and mid-Atlantic United States. For the period April 7, 1995 to December 31, 1995, WaterPro generated approximately $187.5 million of revenues. The acquisition of WaterPro increases the Company's distribution presence in the midwestern and mid-Atlantic United States and expands the Company's presence in the municipal market.

  The Utility Supply Group, Inc. In October 1996, the Company completed the acquisition of USG, a leading distributor of water and wastewater distribution products and services to the municipal market, in exchange for 771,157 shares of Common Stock, subject to adjustment. USG serves approximately 6,000 customers through 30 distribution and sales facilities, located primarily in Texas, Florida and California. For the fiscal year ended December 31, 1995, USG generated revenues of approximately $156.8 million. The acquisition of USG increases the Company's distribution presence in the western, southern and southeastern United States and expands the Company's municipal customer base.

                                USE OF PROCEEDS

  The net proceeds to the Company of the Offerings are estimated to be $318.1 million ($338.9 million if the U.S. Underwriters' over-allotment option is exercised in full), based on the closing sale price per share of Common Stock on November 20, 1996 as reported on the New York Stock Exchange Composite Tape and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The net proceeds to the Company of the Notes Offering are estimated to be $194.9 million ($224.1 million if the underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses. The aggregate net proceeds of the Offerings and the Notes Offering are expected to be used to repay indebtedness incurred to fund the acquisition by the Company of WSMG, and to fund the cash portion of the consideration for the pending acquisition by the Company of PED. The purchase price for WSMG was $369.6 million in cash, subject to possible adjustment, and the cash portion of the purchase price for PED is approximately (Pounds)100.5 million, subject to possible adjustment. In connection with the pending acquisition of PED, the Company has entered into a forward contract pursuant to which it is obligated to purchase (Pounds)100.0 million for approximately $159.3 million at any time between December 16, 1996 and February 14, 1997. The balance of the net proceeds of the Offerings, if any, will be used for working capital, capital expenditures and general corporate purposes, including possible future acquisitions. If the PED acquisition is not completed, the net proceeds of the Offerings and the Notes Offering not used for such acquisition will be added to working capital. See "Recent and Pending Acquisitions." Consummation of the Offerings is not a condition to consummation of the Notes Offering, and consummation of the Notes Offering is not a condition to consummation of the Offerings.

  To the extent that net proceeds of the Offerings and/or the Notes Offering are not available or are insufficient, the Company expects to obtain all or part of the funds necessary to complete the PED acquisition from borrowings under bank credit facilities. The Company has entered into an Amended and Restated Multicurrency Credit Agreement, dated as of December 2, 1996 (the "Credit Agreement"), with lenders for whom The First National Bank of Boston is acting as Managing Agent, pursuant to which credit facilities of up to $700.0 million have been made available to the Company to finance acquisitions (including the WSMG acquisition and the pending PED acquisition), to refinance any borrowings under the Company's previous credit agreement, and for working capital and other general corporate purposes. Borrowings under the Credit Agreement bear interest at variable rates of up to 2.25% above certain Eurocurrency rates or 0.50% above The First National Bank of Boston's base rate and have a five year maturity. The Company anticipates that, following completion of the Offerings and the Notes Offering, its bank credit facilities will be reduced to a level that the Company considers appropriate for its working capital and other needs.

  Pending utilization as described above, the net proceeds of the Offerings and the Notes Offering will be invested in short-term, interest-bearing obligations.

  The Company will not receive any of the net proceeds, if any, from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                                CAPITALIZATION

  The following table sets forth the historical consolidated capitalization of the Company at September 30, 1996 and As Adjusted to give effect to: (i) the acquisitions of WSMG, PED, WaterPro and USG; and (ii) the assumed borrowing under the Credit Agreement of approximately $541.0 million to fund the cash portion of the consideration for such acquisitions and estimated transaction costs. The As Further Adjusted column gives effect to: (i) the sale by the Company of 10,000,000 shares of Common Stock in the Offerings at an assumed public offering price of $33.125 per share and the anticipated application of the net proceeds therefrom; (ii) the sale by the Company of the Notes and the anticipated application of the net proceeds therefrom; and (iii) the conversion of the Company's $60.0 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 into 4,390,000 shares of Common Stock. This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and related Notes thereto and the Unaudited Combined Pro Forma Financial Information included elsewhere herein. See "Recent and Pending Acquisitions" and "Use of Proceeds."

                                                      SEPTEMBER 30, 1996
                                                -------------------------------
                                                                     AS FURTHER
                                                 ACTUAL  AS ADJUSTED  ADJUSTED
                                                -------- ----------- ----------
                                                        (in thousands)
Current portion of long-term debt(1)........... $  1,386 $    1,386  $    1,386
                                                ======== ==========  ==========
Long-term debt:
Notes payable and long-term debt, excluding
 current portion(1)............................ $ 88,773 $  649,288  $  136,360
5% Convertible Subordinated Debentures due
 2000..........................................   53,565     53,565         --
6% Convertible Subordinated Notes due 2005.....  140,000    140,000     140,000
 % Convertible Subordinated Notes due 2001(2)..      --         --      200,000
                                                -------- ----------  ----------
  Total long-term debt, excluding current
   portion.....................................  282,338    842,853     476,360
                                                -------- ----------  ----------
Shareholders' equity:
  Common Stock, 150,000,000 shares authorized,
   49,280,734 shares (Actual), 54,521,323
   shares (As Adjusted) and 68,911,323 shares
   (As Further Adjusted) issued and
   outstanding(3)..............................      493        545         689
  Additional paid-in capital...................  370,625    531,852     903,351
  Currency translation adjustment..............    2,691      2,691       2,691
  Retained earnings............................   26,194     26,194      26,194
                                                -------- ----------  ----------
    Total shareholders' equity.................  400,003    561,282     932,925
                                                -------- ----------  ----------
      Total capitalization..................... $682,341 $1,404,135  $1,409,285
                                                ======== ==========  ==========

---------------------
(1) See Note 11 of Notes to Consolidated Financial Statements included elsewhere herein for additional information regarding the Company's long-term obligations.
(2) Assumes no exercise of the underwriters' over-allotment option.
(3) The number of authorized shares of Common Stock was increased from 75,000,000 to 150,000,000 effective September 11, 1996. The 49,280,734 shares issued and outstanding on an Actual basis do not include: (i) 4,390,000 shares issued upon conversion of the Company's 5% Convertible Subordinated Debentures due 2000 (fully converted into shares of Common Stock as of October 25, 1996); (ii) 7,636,363 shares issuable upon conversion of the Company's 6% Convertible Subordinated Notes due 2005;
    (iii) shares issuable upon conversion of the Notes; and (iv) 4,396,594 shares issuable upon exercise of stock options either outstanding or available for future grant under the Company's stock option plans. The 54,521,323 shares issued and outstanding on an As Adjusted basis includes 3,972,664 shares issued in connection with the acquisitions of WaterPro and USG and an estimated 1,267,925 shares issuable in connection with the acquisition of PED. The 68,911,323 shares issued and outstanding on an As Further Adjusted basis includes the 10,000,000 shares to be issued in the Offerings and the 4,390,000 shares issued upon conversion of the Company's 5% Convertible Subordinated Debentures due 2000. Assumes no exercise of the Underwriters' over-allotment option.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company is listed on the New York Stock Exchange and traded under the symbol "USF." The following table sets forth for the fiscal periods indicated the range of high and low sales prices of the Common Stock as reported on the New York Stock Exchange Composite Tape.

                                                                   HIGH   LOW
                                                                  ------ ------
Fiscal year ended March 31, 1995:
 First Quarter................................................... $ 9.67 $ 8.11
 Second Quarter..................................................   9.78   8.17
 Third Quarter...................................................  10.75   8.78
 Fourth Quarter..................................................  11.25  10.00
Fiscal year ended March 31, 1996:
 First Quarter...................................................  13.08   9.92
 Second Quarter..................................................  16.08  12.50
 Third Quarter...................................................  18.00  13.42
 Fourth Quarter..................................................  19.33  16.42
Fiscal year ended March 31, 1997:
 First Quarter...................................................  23.75  18.42
 Second Quarter..................................................  34.75  18.50
 Third Quarter (through December 5, 1996)........................  36.25  31.13

  On December 5, 1996, the closing sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $32.375 per share.

                                DIVIDEND POLICY

  The Company currently intends to retain earnings to provide funds for the operation and expansion of its business and accordingly does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any payment of cash dividends on the Common Stock in the future will depend upon the Company's financial condition, earnings, capital requirements and such other factors as the Board of Directors deems relevant. Under the Credit Agreement, no dividends may be paid on the Common Stock without the consent of the lenders whose lending commitments constitute a majority of the lending commitments thereunder.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following Unaudited Pro Forma Combined Financial Information presents the Pro Forma Combined Balance Sheet at September 30, 1996, giving effect to the acquisitions of WSMG, WaterPro and USG and the pending acquisition of PED as if they had been consummated on that date. Also presented are the Pro Forma Combined Statements of Operations for the fiscal year ended March 31, 1996 and the six months ended September 30, 1996, after giving effect to the recent acquisitions of WSMG, WaterPro and USG and the pending acquisition of PED as if they had been consummated as of the beginning of the respective periods presented. The Company's and PED's fiscal years end on March 31 and WSMG's, WaterPro's and USG's fiscal years end on December 31. The Pro Forma Balance Sheet combines the respective balance sheets of the Company, WSMG, PED, WaterPro and USG as of September 30, 1996. The Pro Forma Statement of Operations for the year ended March 31, 1996 combines the results of the Company and PED for such year with the results of WSMG, WaterPro and USG for the year ended December 31, 1995, and the Pro Forma Statement of Operations for the six months ended September 30, 1996 combines the results of each of the Company, WSMG, PED, WaterPro and USG for such six month period. All Company historical consolidated financial data has been restated to reflect the acquisitions in May 1996 and August 1996 of Zimpro and Davis, respectively, which acquisitions have been accounted for as poolings of interests.

  The As Adjusted column gives effect to: (i) the recent acquisitions of WSMG, WaterPro and USG and the pending acquisition of PED; and (ii) the assumed borrowings under the Credit Agreement of approximately $541.0 million to fund the cash portion of the consideration for such acquisitions and estimated transaction costs. The As Further Adjusted column gives effect to: (i) the sale by the Company of 10,000,000 shares of Common Stock in the Offerings at an assumed public offering price of $33.125 per share and the anticipated application of the net proceeds thereof to the reduction of amounts outstanding under the Credit Agreement; (ii) the sale by the Company of the Notes and the anticipated application of the net proceeds thereof to the reduction of amounts outstanding under the Credit Agreement; and (iii) the conversion of the Company's $60.0 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 into 4,390,000 shares of Common Stock.

  The pro forma data is based on the historical combined statements of the Company, WSMG, PED, WaterPro and USG giving effect to such acquisitions under the purchase method of accounting and the assumptions and adjustments (which the Company believes to be reasonable) described in the accompanying Notes to Unaudited Pro Forma Combined Financial Information. Under the purchase method of accounting, assets acquired and liabilities assumed will be recorded at their estimated fair value at the date of acquisition. The pro forma adjustments set forth in the following Unaudited Pro Forma Combined Financial Information are estimated and may differ from the actual adjustments when they become known; however, no material differences are anticipated.

  The historical financial statements of PED were prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. The historical PED financial statements included in the Unaudited Pro Forma Combined Financial Information have been restated to reflect PED's financial position and results of operations in accordance with US GAAP.

  The following Unaudited Pro Forma Combined Financial Information does not reflect certain cost savings that management believes may be realized following the acquisitions. These savings are expected to be realized primarily through rationalization of operations and implementation of strict cost controls and standardized operating procedures. Additionally, the Company believes the acquisitions will enable it to continue to achieve economies of scale, such as enhanced purchasing power and increased asset utilization. There can be no assurance that the acquisition of PED will be consummated.

  The pro forma data is provided for comparative purposes only. It does not purport to be indicative of the results that actually would have occurred if the acquisitions of WSMG, PED, WaterPro and USG had been consummated on the dates indicated or that may be obtained in the future. The Unaudited Pro Forma Combined Financial Information should be read in conjunction with the notes thereto, the audited financial statements of WSMG, PED and WaterPro and the notes thereto, included elsewhere herein, and the Company's Consolidated Financial Statements and Notes thereto, included elsewhere herein.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                       AS OF SEPTEMBER 30, 1996
                     ----------------------------------------------------------------------------------------------
                                      HISTORICAL                                      PRO FORMA
                     --------------------------------------------  ------------------------------------------------
                                                                   ADJUSTMENTS
                                                                    INCREASE              AS     AS FURTHER
                     COMPANY    USG   WATERPRO   WSMG      PED     (DECREASE)  NOTES   ADJUSTED   ADJUSTED   NOTES
                     -------- ------- -------- -------- ---------  ----------- ------ ---------- ---------- -------
                                                        (IN THOUSANDS)
ASSETS
Current assets:
 Cash..............  $ 19,488 $   280 $    --  $ 12,619 $   2,055                     $   34,442 $   34,442
 Short-term
  investments......       816     --       --       --      1,275                          2,091      2,091
 Accounts
  receivable, net..   213,594  25,622   70,751   93,325   166,042                        569,334    569,334
 Cost and estimated
  earnings in
  excess of
  billings on
  uncompleted
  contracts........    52,802     --       --    19,785       --                          72,587     72,587
 Inventories.......    88,230  15,812   26,448   41,622    51,127                        223,239    223,239
 Prepaid expenses..    11,981     --       292      --        --                          12,273     12,273
 Deferred taxes....     7,771     --       --       --        --                           7,771      7,771
 Other current
  assets...........     9,614     417      --     3,790       --                          13,821     13,821
                     -------- ------- -------- -------- ---------                     ---------- ----------
   Total current
    assets.........   404,296  42,131   97,491  171,141   220,499                        935,558    935,558
                     -------- ------- -------- -------- ---------                     ---------- ----------
Property, plant and
 equipment, net....   178,362   2,686    5,062   55,752    31,420                        273,282    273,282
Investment in
 leasehold
 interests, net....    27,057     --       --       --        --                          27,057     27,057
Costs in excess of
 net assets of
 businesses
 acquired, net.....   276,627     --    13,968  155,578       --    $ 263,091  a(ii)     709,264    709,264
Other assets.......    50,317     736      --     4,044     1,974       5,250  a(i)       62,321     67,471 a(v)
                     -------- ------- -------- -------- ---------                     ---------- ----------
   Total assets....  $936,659 $45,553 $116,521 $386,515 $ 253,893                     $2,007,482 $2,012,632
                     ======== ======= ======== ======== =========                     ========== ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
 liabilities:
 Accounts payable..  $101,329 $16,113 $ 35,439 $ 53,338 $  82,467                     $  288,686 $  288,686
 Accrued
  liabilities......   102,000   3,491   11,341   43,822    31,375                        192,029    192,029
 Current portion of
  long-term debt...     1,386     --       --       --     91,276   $ (91,276) a(iii)      1,386      1,386
 Revolving credit
  line with parent.       --      --    58,679      --        --      (58,679) a(iii)        --         --
 Billings in excess
  of costs and
  estimated
  earnings on
  uncompleted
  contracts........    19,631     --       --    18,911       --                          38,542     38,542
 Other current
  liabilities......    11,344     332      --       --        806                         12,482     12,482
                     -------- ------- -------- -------- ---------                     ---------- ----------
   Total current
    liabilities....   235,690  19,936  105,459  116,071   205,924                        533,125    533,125
                     -------- ------- -------- -------- ---------                     ---------- ----------
Notes payable......    81,156  16,025      --       --        --      541,040  a(i)      638,221    125,293 a(vi)
Long-term debt,
 excluding current
 portion...........     7,617   3,450      --       --        --                          11,067     11,067
Convertible
 subordinated debt.   193,565     --       --       --        --                         193,565    340,000 a(vii)
Loan payable-
 parent............       --      --       --       --    225,704    (225,704) a(iii)        --         --
Deferred taxes.....     1,223     --       151      --        --                           1,374      1,374
Other liabilities..    17,405     --       --    13,962    37,481                         68,848     68,848
                     -------- ------- -------- -------- ---------                     ---------- ----------
   Total
    liabilities....   536,656  39,411  105,610  130,033   469,109                      1,446,200  1,079,707
                     -------- ------- -------- -------- ---------                     ---------- ----------
Shareholders'
 equity:
 Common stock......       493   2,553        1      --        --       (2,502) a(iv)         545        689 a(viii)
 Additional paid-in
  capital..........   370,625     149    4,999  254,400    17,168    (115,489) a(iv)     531,852    903,351 a(viii)
 Translation
  adjustment.......     2,691     --       --     2,082       --       (2,082) a(iv)       2,691      2,691
 Retained earnings
  (accumulated
  deficit).........    26,194   3,440    5,911      --   (232,384)    223,033  a(iv)      26,194     26,194
                     -------- ------- -------- -------- ---------                     ---------- ----------
   Total
    shareholders'
    equity.........   400,003   6,142   10,911  256,482  (215,216)                       561,282    932,925
                     -------- ------- -------- -------- ---------                     ---------- ----------
                     $936,659 $45,553 $116,521 $386,515 $ 253,893                     $2,007,482 $2,012,632
                     ======== ======= ======== ======== =========                     ========== ==========

     The accompanying notes are an integral part of this pro forma combined financial information.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                      FISCAL YEAR ENDED MARCH 31, 1996
                         -------------------------------------------------------------------------------------------------
                                          HISTORICAL                                        PRO FORMA
                         -----------------------------------------------  ------------------------------------------------
                                                                          ADJUSTMENTS
                                                                           INCREASE              AS      AS FURTHER
                         COMPANY     USG     WATERPRO    WSMG     PED     (DECREASE)  NOTES   ADJUSTED    ADJUSTED   NOTES
                         --------  --------  --------  -------- --------  ----------- -----  ----------  ----------  -----
                                                (in thousands, except per share data)
Revenues................ $727,903  $156,838  $234,391  $452,134 $267,358                     $1,838,624  $1,838,624
Cost of sales...........  538,573   130,432   195,258   361,462  189,529                      1,415,254   1,415,254
                         --------  --------  --------  -------- --------                     ----------  ----------
 Gross profit...........  189,330    26,406    39,133    90,672   77,829                        423,370     423,370
Selling, general and
 administrative
 expenses...............  148,683    21,821    32,767    68,170   66,903   $   6,577   b(i)     344,921     344,921
Restructuring expense...      --        --        --        --     9,260                          9,260       9,260
                         --------  --------  --------  -------- --------                     ----------  ----------
 Operating income.......   40,647     4,585     6,366    22,502    1,666                         69,189      69,189
                         --------  --------  --------  -------- --------                     ----------  ----------
Other income (expense):
 Interest expense.......  (14,419)   (2,227)   (3,593)      --   (19,865)    (17,120)  b(ii)    (57,224)    (25,754) b(iii)
 Other..................    5,134      (582)      657     4,767      --                           9,976       9,976
                         --------  --------  --------  -------- --------                     ----------  ----------
                           (9,285)   (2,809)   (2,936)    4,767  (19,865)                       (47,248)    (15,778)
                         --------  --------  --------  -------- --------                     ----------  ----------
 Income (loss) before
  income taxes..........   31,362     1,776     3,430    27,269  (18,199)                        21,941      53,410
Provision (benefit) for
 income taxes...........   12,055       727     1,477    10,908    2,165     (18,995)  b(iv)      8,337      20,296  b(v)
                         --------  --------  --------  -------- --------                     ----------  ----------
 Net income (loss)...... $ 19,307  $  1,049  $  1,953  $ 16,361 $(20,364)                    $   13,603  $   33,114  c
                         ========  ========  ========  ======== ========                     ==========  ==========
 Net income per common
  share................. $   0.45                                                            $     0.28  $     0.53  c
                         ========                                                            ==========  ==========
Weighted average number
 of common shares
 outstanding............   42,159                                                                47,400      61,790
                         ========                                                            ==========  ==========


     The accompanying notes are an integral part of this pro forma combined financial information.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                                                 FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1996
                          ------------------------------------------------------------------------------------------------
                                          HISTORICAL                                        PRO FORMA
                          ----------------------------------------------  ------------------------------------------------
                                                                          ADJUSTMENTS
                                                                           INCREASE             AS      AS FURTHER
                          COMPANY     USG    WATERPRO    WSMG     PED     (DECREASE)  NOTES  ADJUSTED    ADJUSTED   NOTES
                          --------  -------  --------  -------- --------  ----------- ----- ----------  ----------  ------
                                                    (in thousands, except per share data)
Revenues................  $433,719  $85,899  $185,199  $218,973 $130,407                    $1,054,197  $1,054,197
Cost of sales...........   315,398   70,011   151,238   171,673   92,728                       801,048     801,048
                          --------  -------  --------  -------- --------                    ----------  ----------
 Gross profit...........   118,321   15,888    33,961    47,300   37,679                       253,149     253,149
Selling, general and
 administrative
 expenses...............    86,140   13,595    24,689    32,854   32,270    $ 3,289    b(i)    192,837     192,837
Merger and restructuring
expenses................     5,581      --        --        --     1,992                         7,573       7,573
                          --------  -------  --------  -------- --------                    ----------  ----------
 Operating income.......    26,600    2,293     9,272    14,446    3,417                        52,739      52,739
                          --------  -------  --------  -------- --------                    ----------  ----------
Other income (expense):
 Interest expense.......    (7,972)    (932)   (2,433)      --    (9,469)    (8,387)  b(ii)    (29,193)    (13,458) b(iii)
 Other..................     1,004      411       358       439      --                          2,212       2,212
                          --------  -------  --------  -------- --------                    ----------  ----------
                            (6,968)    (521)   (2,075)      439   (9,469)                      (26,981)    (11,246)
                          --------  -------  --------  -------- --------                    ----------  ----------
 Income (loss) before
  income taxes..........    19,632    1,772     7,197    14,885   (6,052)                       25,758      41,493
Provision (benefit) for
 income taxes...........     5,404      711     2,829     5,954     (310)    (4,800)  b(iv)      9,788      15,767  b(v)
                          --------  -------  --------  -------- --------                    ----------  ----------
 Net income (loss)......  $ 14,228  $ 1,061  $  4,368  $  8,931 $ (5,742)                   $   15,970  $   25,726  c
                          ========  =======  ========  ======== ========                    ==========  ==========
 Net income per common
  share.................  $   0.28                                                          $     0.29  $     0.37  c
                          ========                                                          ==========  ==========
 Weighted average number
  of common shares
  outstanding...........    50,629                                                              55,870      70,260
                          ========                                                          ==========  ==========


     The accompanying notes are an integral part of this pro forma combined financial information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

a. The Pro Forma Combined Balance Sheet has been prepared to reflect the acquisitions by the Company of WSMG, USG and WaterPro and the pending acquisition of PED for aggregate estimated equity purchase prices comprised of the following:

                                              FORM OF                 EQUITY
   COMPANY                                 CONSIDERATION          PURCHASE PRICE
   -------                                 -------------          --------------
                                                                  (in thousands)
   USG.................................... Common Stock              $ 22,000
   WaterPro............................... Common Stock                38,600
   WSMG................................... Cash                       369,600
   PED.................................... Cash          $160,090
     ..................................... Common Stock    42,000     202,090
                                                         --------
   Estimated transaction costs............                              6,100
                                                                     --------
                                                                     $638,390
                                                                     ========

  In addition to the purchase prices described above, the Company assumed long-term indebtedness of approximately $22,000,000 ($19,475,000 at September 30, 1996) and $67,935,000 ($58,679,000 at September 30, 1996) in
connection with the acquisitions of USG and WaterPro, respectively. The $67,935,000 of indebtedness related to WaterPro was repaid with shares of Common Stock concurrently with the closing of such acquisition.

  The cash portion of the purchase price for PED is approximately (Pounds)100,500,000. The Company has entered into a forward contract pursuant to which it has the obligation to purchase (Pounds)100,000,000 for approximately $159,250,000 at any time between December 16, 1996 and February 14, 1997, for the purpose of hedging the cash portion of the purchase price of the acquisition of PED. No gain or loss is anticipated from this transaction. The remaining (Pounds)500,000 cash portion of the consideration and the (Pounds)25,000,000 in shares of Common Stock are based on exchange rates for British pounds sterling as of November 20, 1996. The estimated shares of Common Stock to be issued is also based on an assumed price per share of $33.125, the closing price of the Common Stock on the New York Stock Exchange on November 20, 1996.

  The estimated net book value, as adjusted, of USG, WaterPro, WSMG and PED and the estimated fair value of their net assets as of the closing date are assumed to be $6,142,000, $10,911,000, $256,482,000 and $101,764,000,
respectively. PED's estimated fair value of net assets excludes the net loan payable of PED to its parent company of $316,980,000, which will be contributed to PED's shareholders' equity (negative $215,216,000 at September 30, 1996) by such parent company. The aggregate difference between the estimated equity purchase prices and the estimated fair values of the identified net assets of USG, WaterPro, WSMG and PED is approximately $263,091,000, which has been recorded as costs in excess of net assets of businesses acquired attributable to such acquisitions in the accompanying Pro Forma Combined Balance Sheet.

  The Pro Forma Combined Balance Sheet has been adjusted to reflect the above as follows:

  (i) To record the assumed incurrence of $541,040,000 of indebtedness under the Credit Agreement with an assumed effective interest rate of 7.50%. The incurrence of such additional indebtedness includes: (i) the cash consideration for the acquisition of WSMG of $369,600,000; (ii) the cash portion of the consideration for the acquisition of PED of $160,090,000; (iii) estimated transaction costs of $6,100,000; and
      (iv) estimated bank commitment fees of $5,250,000. The Company intends to retire a portion of such debt with the net proceeds of the Offerings and the Notes Offering or, if completion of the Offerings and the Notes Offering occurs prior to the completion of the acquisition of PED, to use such proceeds directly to acquire PED. See "Use of Proceeds."

  (ii) To adjust goodwill for the difference between the estimated equity purchase prices and the estimated fair values of the identified net assets acquired. The adjustment is calculated as follows: (in thousands)

       Aggregate estimated equity purchase prices..................... $638,390
       Aggregate estimated fair value of identified net assets
        acquired......................................................  375,299
                                                                       --------
           Adjustment................................................. $263,091
                                                                       ========

  (iii) To eliminate: (i) the net loan payable of WaterPro of $58,679,000 to its parent company, which will be repaid by the Company with Common Stock; and (ii) the net loan payable of PED of $316,980,000 to its parent company, which will be contributed to PED's equity by such parent company.

  (iv) To eliminate the equity of USG, WaterPro, WSMG and PED and record the issuance of Common Stock for the stock portion of the consideration for the acquisitions of USG (771,157 shares), WaterPro (3,201,507 shares) and PED (1,267,925 shares).

                                                 ELIMINATE  ISSUANCE
                                                  EQUITY    OF EQUITY ADJUSTMENT
                                                 ---------  --------- ----------
                                                         (IN THOUSANDS)
       Common Stock............................  $  (2,554) $     52  $  (2,502)
       Additional paid-in capital..............   (276,716)  161,227   (115,489)
       Translation adjustment..................     (2,082)      --      (2,082)
       Retained earnings (accumulated deficit).    223,033       --     223,033

  (v) To record the incurrence of approximately $5,150,000 of capitalized costs related to the Notes Offering.

  (vi) To record the assumed reduction of $512,928,000 of indebtedness under the Credit Agreement with the estimated net proceeds of $318,078,000 from the Offerings and $194,850,000 from the Notes Offering. See "Use of Proceeds."

  (vii) To record: (i) the issuance of $200,000,000 of convertible subordinated debt in the Notes Offering; and (ii) the conversion of $60,000,000 aggregate principal amount of 5% Convertible Subordinated Debt due 2000 into 4,390,000 shares of Common Stock.

  (viii) To record: (i) the conversion of the Company's $60,000,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 into 4,390,000 shares of Common Stock and; (ii) the assumed issuance of 10,000,000 shares of Common Stock in the Offerings. Adjustments are calculated as follows:

                                             CONVERSION OF
                                             5% CONVERTIBLE
                                              SUBORDINATED
                                               DEBENTURES   OFFERINGS ADJUSTMENT
                                             -------------- --------- ----------
                                                       (IN THOUSANDS)
       Common Stock.........................    $    44     $    100   $    144
       Additional paid-in capital...........     53,521      317,978    371,499

b. For the fiscal year ended March 31, 1996, the historical results of operations of USG, WaterPro and WSMG reflect their results of operations for the twelve months ended December 31, 1995 and reflect the results of operations of PED and the Company for the year ended March 31, 1996. The historical results of operations for the six months ended September 30, 1996 combines the results of each of the Company, WSMG, PED, WaterPro and USG for such six-month period.

  The Pro Forma Combined Statements of Operations gives effect to the following adjustments:

                                               FISCAL YEAR       SIX MONTHS
                                                  ENDED            ENDED
                                              MARCH 31, 1996 SEPTEMBER 30, 1996
                                              -------------- ------------------
                                                       (IN THOUSANDS)
     (i)  To adjust selling, general and
          administrative expenses to
          reflect the goodwill amortization
          from the acquisitions of WSMG,
          PED, WaterPro and USG, with such
          goodwill of approximately
          $263,091,000 amortized over 40
          years.                                 $  6,577         $ 3,289
                                                 ========         =======
    (ii) To adjust interest expense related
          to the indebtedness of
          approximately $541,040,000
          incurred or to be incurred to
          finance the acquisitions of WSMG
          and PED, net of historical
          interest expense recorded by
          WaterPro and PED on parent
          company debt. WaterPro and PED
          incurred interest on such parent
          company debt at the prime rate
          and approximately 11%,
          respectively, and incurred
          interest expense of $3,593,000
          and $19,865,000, respectively,
          for the fiscal year ended March
          31, 1996, and $2,433,000 and
          $9,469,000, respectively, for the
          six months ended September 30,
          1996, which interest expense has
          been eliminated because such debt
          would not have been in existence
          at the beginning of such periods.
          Interest on the indebtedness
          under the Credit Agreement is
          assumed to be at an effective
          rate of 7.50% per annum. The
          Company, however, intends to
          retire a portion of such debt
          with the net proceeds of the
          Offerings and the Notes Offering
          or, if completion of the
          Offerings and the Notes Offering
          occurs prior to the completion of
          the acquisition of PED, to use
          such net proceeds directly to
          acquire PED. See "Use of
          Proceeds."
          The assumed effective interest
          rate of 7.50% on borrowings under
          the Credit Agreement is subject
          to variability. A 0.125%
          increase/decrease in the assumed
          effective interest rate
          incrementally decreases/increases
          As Adjusted net income by
          $419,000 and $210,000 for the
          year ended March 31, 1996 and six
          months ended September 30, 1996,
          respectively, and As Further
          Adjusted net income by $22,000
          and $11,000 for the year ended
          March 31, 1996 and the six months
          ended September 30, 1996,
          respectively.                          $(17,120)        $(8,387)
                                                 ========         =======
   (iii) The As Further Adjusted column
          presented gives effect to the
          Offerings and the Notes Offering
          and the anticipated application
          of the net proceeds therefrom,
          which results in a reduction in
          interest expense of $28,470,000
          and $14,235,000 for the fiscal
          year ended March 31, 1996 and the
          six months ended September 30,
          1996, respectively. See "Use of
          Proceeds." The As Further
          Adjusted column also gives effect
          to the conversion of $60,000,000
          aggregate principal amount 5%
          Convertible Subordinated
          Debentures due 2000 to Common
          Stock which results in a
          reduction in interest expense of
          $3,000,000 and $1,500,000 for the
          fiscal year ended March 31, 1996
          and the six months ended
          September 30, 1996, respectively,
          and a resulting increase of
          4,390,000 in shares of Common
          Stock outstanding.                     $ 31,470         $15,735
                                                 ========         =======

                                               FISCAL YEAR       SIX MONTHS
                                                  ENDED            ENDED
                                              MARCH 31, 1996 SEPTEMBER 30, 1996
                                              -------------- ------------------
                                                       (IN THOUSANDS)
   (iv) To adjust the provision for income
         taxes to reflect the combined
         results of operations assuming a
         combined tax rate of 38%.               $(18,995)        $(4,800)
                                                 ========         =======
    (v)  To adjust the provision for income
         taxes to reflect the combined
         results of operations assuming a
         combined tax rate of 38%.               $ 11,959         $ 5,979
                                                 ========         =======

c. During the fiscal year ended March 31, 1996 and the six months ended September 30, 1996, PED incurred significant restructuring charges relating to the plant closure and relocation of the operations of Wallace & Tiernan, Inc., a subsidiary, from Belleville, N.J., to Vineland, N.J. These restructuring charges totaled $9,260,000 and $1,992,000 for the fiscal year ended March 31, 1996 and the six months ended September 30, 1996, respectively. The Company believes that the restructuring and relocation will be completed prior to the acquisition of PED by the Company. The terms of the Stock Purchase Agreement between the Company and the United Utilities PLC provides that the Company will assume no ownership interest in and no liability associated with the Belleville, N.J. facility. Excluding the effects of these charges, net income and net income per common share for the fiscal year ended March 31, 1996 and the six months ended September 30, 1996 would have been:

                                                                AS    AS FURTHER
                                                             ADJUSTED  ADJUSTED
                                                             -------- ----------
                                                               (IN THOUSANDS,
                                                              EXCEPT PER SHARE
                                                                    DATA)
   Fiscal Year Ended March 31, 1996:
     Net income............................................. $19,344   $38,856
     Net income per common share............................ $  0.40   $  0.62
   Six Months Ended September 30, 1996:
     Net income............................................. $17,205   $26,961
     Net income per common share............................ $  0.31   $  0.38

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The Selected Consolidated Financial Data as of and for the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996 are derived from the Consolidated Financial Statements and Notes thereto of the Company, which are included elsewhere herein. The financial data as of and for the six months ended September 30, 1995 and 1996 are derived from unaudited consolidated financial statements of the Company, which, in the opinion of the Company, reflect all adjustments (consisting principally of normal, recurring accruals) necessary for the fair statement of the financial position and results of operations for the periods presented and are not necessarily indicative of the results for any other interim period or for the full fiscal year. Historical consolidated financial data for the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996 and the six months ended September 30, 1995 have been restated to reflect the acquisitions in May 1996 and August 1996 of Zimpro and Davis, respectively, which acquisitions have been accounted for as poolings of interests. The data presented below are qualified in their entirety by and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

                                                                             SIX MONTHS ENDED
                                     YEARS ENDED MARCH 31,(1)                SEPTEMBER 30,(1)
                          -------------------------------------------------- ------------------
                          1992(2)   1993(3)   1994(4)   1995(5)   1996(6)(7)   1995    1996(11)
                          --------  --------  --------  --------  ---------- --------  --------
                                                                                (UNAUDITED)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $289,994  $358,041  $412,512  $519,359   $727,903  $332,099  $433,719
Cost of sales...........   234,714   280,671   326,848   398,755    538,573   247,093   315,398
                          --------  --------  --------  --------   --------  --------  --------
Gross profit............    55,280    77,370    85,664   120,604    189,330    85,006   118,321
Selling, general and
 administrative
 expenses...............    59,111    73,709    90,719    97,481    148,683    64,368    86,140
Merger expenses.........       --        --        --        --         --        --      5,581
                          --------  --------  --------  --------   --------  --------  --------
Operating income (loss).    (3,831)    3,661    (5,055)   23,123     40,647    20,638    26,600
Interest expense........    (3,862)   (3,582)   (4,044)   (7,514)   (14,419)   (6,548)   (7,972)
Other income (expense)..     1,472       895    (7,382)    1,442      5,134     1,363     1,004
                          --------  --------  --------  --------   --------  --------  --------
Income (loss) before
 taxes..................    (6,221)     (974)  (16,481)   17,051     31,362    15,453    19,632
Provision (benefit) for
 income taxes...........       245       647    (7,087)    4,812     12,055     4,743     5,404
                          --------  --------  --------  --------   --------  --------  --------
Net income (loss).......  $ (6,466) $  1,191  $ (9,394) $ 12,239   $ 19,307  $ 10,710  $ 14,228
                          ========  ========  ========  ========   ========  ========  ========
Net income (loss) per
 common share(8)........  $  (0.39) $    --   $  (0.42) $   0.41   $   0.45  $   0.27  $   0.28
                          ========  ========  ========  ========   ========  ========  ========
Weighted average number
 of common shares
 outstanding............    17,465    20,838    23,934    28,235     42,159    37,911    50,629
BALANCE SHEET DATA (AT
 PERIOD END):
Working capital.........  $ 56,125  $ 60,238  $ 97,855  $113,972   $123,757  $223,856  $168,606
Total assets............   196,121   222,120   357,354   482,723    876,505   729,551   936,659
Notes payable and long-
 term debt, including
 current portion........    46,858    32,220    29,758    57,116     53,436    29,545    90,159
Convertible subordinated
 debt...................       --        --     60,000   105,000    200,000   200,000   193,565
Shareholders' equity....    73,773   113,041   152,021   166,878    368,501   325,552   400,003
OTHER DATA:
EBITDA(9)...............  $  2,628  $ 12,710  $  6,237  $ 39,777   $ 67,227  $ 32,238  $ 47,109
Cash provided by (used
 in)
  Operating activities..     6,230     3,274    (6,523)    3,269       (342)  (13,014)   (1,972)
  Investing activities..    (8,574)  (14,460)  (40,176)  (12,857)  (225,731) (123,392)  (37,822)
  Financing activities..    11,870     2,895    59,384     9,391    224,458   206,787    40,877
Ratio of earnings to
 fixed charges(10)......       --       1.01x      --        2.5x       2.5x      2.8x      3.0x
Net income (loss) before
 Davis and Zimpro
 acquisitions...........  $ (6,587) $     67  $ (2,541) $  8,331   $ 20,290  $  7,868  $ 14,228
Net income (loss) per
 common share before
 Davis and Zimpro
 acquisitions(8)........  $  (0.59) $  (0.08) $  (0.17) $   0.34   $   0.54  $   0.23       --

  The historical consolidated financial data for the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996 and for the six months ended September 30, 1995 have been restated to include the accounts and operations of Zimpro and Davis, which were merged with the Company in May 1996 and August 1996, respectively, and accounted for as poolings of interests. Separate results of operations for each of the Company, Davis and Zimpro for the years ended
March 31, 1992, 1993, 1994, 1995 and 1996 and the six months ended September 30, 1995 are presented below.

                                                                            SIX MONTHS ENDED
                                     YEARS ENDED MARCH 31,(1)               SEPTEMBER 30,(1)
                          ------------------------------------------------- -----------------
                          1992(2)   1993(3)   1994(4)   1995(5)  1996(6)(7)   1995   1996(11)
                          --------  --------  --------  -------- ---------- -------- --------
                             (UNAUDITED)                                       (UNAUDITED)
REVENUES:                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Company (as previously
 reported)..............  $ 62,840  $128,376  $180,421  $272,032  $472,537  $199,847 $433,719
Davis...................   186,719   190,990   202,621   215,649   226,489   118,550      --
Zimpro..................    40,435    38,675    29,470    31,678    28,877    13,702      --
                          --------  --------  --------  --------  --------  -------- --------
  Combined..............  $289,994  $358,041  $412,512  $519,359  $727,903  $332,099 $433,719
                          ========  ========  ========  ========  ========  ======== ========
OPERATING INCOME (LOSS):
Company (as previously
 reported)..............  $ (6,290) $    648  $ (4,874) $ 14,585  $ 34,955  $ 14,760 $ 26,600
Davis...................       189     1,559     1,506     7,512    10,892     5,497      --
Zimpro..................     2,270     1,454    (1,687)    1,026    (5,200)      381      --
                          --------  --------  --------  --------  --------  -------- --------
  Combined..............  $ (3,831) $  3,661  $ (5,055) $ 23,123  $ 40,647  $ 20,638 $ 26,600
                          ========  ========  ========  ========  ========  ======== ========
NET INCOME (LOSS):
Company (as previously
 reported)..............  $ (6,587) $     67  $ (2,541) $  8,331  $ 20,290  $  7,868 $ 14,228
Davis...................      (844)      653    (5,340)    3,448     5,749     2,978      --
Zimpro..................       965       471    (1,513)      460    (6,732)    (136)      --
                          --------  --------  --------  --------  --------  -------- --------
  Combined..............  $ (6,466) $  1,191  $ (9,394) $ 12,239  $ 19,307  $ 10,710 $ 14,228
                          ========  ========  ========  ========  ========  ======== ========
NET INCOME (LOSS) PER
 COMMON SHARE:(8)
As previously reported..  $  (0.59) $  (0.08) $  (0.17) $   0.34  $   0.54  $   0.23 $    --
As restated.............     (0.39)      --      (0.42)     0.41      0.45      0.27     0.28

-------------------

(1) The historical consolidated financial data for the fiscal years ended March 31, 1992, 1993, 1994, 1995 and 1996 and for the six months ended September 30, 1995 have been restated to include the accounts and operations of Zimpro and Davis, which were merged with the Company in May 1996 and August 1996, respectively, and accounted for as poolings of interests. The historical consolidated financial data for the six months ended September 30, 1996 include the operations of Zimpro and have been restated to include the accounts and operations of Davis.

(2) The fiscal year ended March 31, 1992 includes three months of results of Aluminum Company of America ("Alcoa") Separations Technologies, Inc. ("ASTI"), acquired from Alcoa on January 6, 1992. The acquisition was accounted for as a purchase. Losses from ASTI (which had operated at a loss in each of the prior three years) since its acquisition and the effect of the acquisition on the Company's existing operations contributed significantly to the Company's loss for the fiscal year ended March 31, 1992. As a result of such losses incurred by ASTI and certain purchase accounting adjustments, and pursuant to the terms of the ASTI acquisition agreement, an acquisition note payable to Alcoa was reduced by $5,000,000. Such reduction in the note was treated as a purchase price adjustment and as such did not affect the Company's results of operations.

(3) The fiscal year ended March 31, 1993 includes twelve months of results of SCT acquired April 1, 1992 and three months of The Permutit Company, Inc., a United States company acquired January 5, 1993, accounted for as purchases.

(4) The fiscal year ended March 31, 1994 includes four months of results of Ionpure Technologies Corporation and IP Holding Company ("Ionpure"), acquired December 1, 1993 and accounted for as a purchase. Selling, general and administrative expenses for the year ended March 31, 1994 reflect four months of integration of Ionpure, certain charges totalling $2,359,000 related to the rationalization of certain wastewater operations and write-off of certain intangibles in the Company's Continental Penfield subsidiary totalling $3,738,000. In addition, the year ended March 31, 1994 includes a charge of $8,895,000 to reflect a plan to shutdown and reorganize certain operations of Davis.

(5) The fiscal year ended March 31, 1995 includes the results of operations of Smogless S.p.A., Crouzat S.A., Sation S.A., Seral Erich Alhauser GmbH and the Ceraflo ceramic product line from the dates of their respective acquisitions, accounted for as purchases. See Note 9 of Notes to Consolidated Financial Statements.

(6) The fiscal year ended March 31, 1996 includes the results of operations of The Permutit Company Limited and The Permutit Company Pty Ltd., Interlake Water Systems, Arrowhead Industrial Water, Inc. and Polymetrics, Inc. from the dates of their respective acquisitions, accounted for as purchases. See
    Note 9 of Notes to Consolidated Financial Statements.

(7) Selling, general and administrative expenses for the year ended March 31, 1996 includes charges totalling $3,193,000 related to the write-down of certain patents and equipment of Zimpro.

(8) Net income (loss) per common share amounts are after (i) dividends on the Series A Preferred Stock of $165,000 for the fiscal March 31, 1992, $660,000 for the fiscal year ended March 31, 1993, $701,000 for the fiscal year ended March 31, 1994, $715,000 for the fiscal year ended March 31, 1995 and $537,000 for the fiscal year ended March 31, 1996, and (ii) accretion on the Series A Preferred Stock, a noncash accounting adjustment required by Securities and Exchange Commission Staff Accounting Bulletin No. 68 ("SAB 68"), in the amounts of $154,000 for the fiscal year ended March 31, 1992 and $617,000 for the fiscal year ended March 31, 1993. As of April 1, 1993 the Company and the holder of the Series A Preferred Stock agreed to a fixed dividend of $715,000 per year on the Series A Preferred Stock, thus eliminating the increasing rate and, therefore, the accretion of dividends pursuant to SAB 68. The Series A Preferred Stock was converted into shares of Common Stock in March 1996.

(9) "EBITDA" consists of operating income plus depreciation and amortization. EBITDA data is presented because such data is used by certain investors to determine the Company's ability to meet debt service requirements. The Company considers EBITDA to be an indicative measure of the Company's operating performance. However, such information should not be considered as an alternative to net income, operating profit, cash flows from operations, or any other operating or liquidity performance measure prescribed by generally accepted accounting principles. The EBITDA measure presented by the Company may not be comparable to similarly titled measures by other companies.

(10) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (income before provision for income taxes, plus fixed charges) by fixed charges. Fixed charges consist of interest expense (including amortization of deferred financing costs) and the portion of rental expense that is representative of the interest factor (deemed by the Company to be one-third). Fixed charges exceeded earnings before fixed charges by $7,693,000 and $9,099,000 for the years ended March 31, 1992 and March 31, 1994, respectively.

(11) The six months ended September 30, 1996 includes merger expenses of $5,581,000, related to the acquisition of Davis, which was accounted for as a pooling of interests.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

GENERAL

  The Company's strategy is to offer a single-source solution to industrial and municipal customers through what the Company believes is the industry's broadest range of cost-effective systems, products, services and proven technologies. Accordingly, since July 1991, the Company has acquired and integrated more than 45 businesses with substantial expertise in the design and manufacture of systems for the filtration and treatment of water and wastewater. Due to the magnitude of these acquisitions and the integration of the acquired operations with the Company's existing businesses, results of operations for prior periods are not necessarily comparable to or indicative of results of operations for current or future periods.

RESULTS OF OPERATIONS

  In May and August 1996, the Company merged with Zimpro and Davis, respectively, in transactions accounted for as poolings of interests. Historical consolidated financial data for the fiscal years ended March 31, 1994 through March 31, 1996 and the six months ended September 30, 1995 have been restated to reflect the acquisitions in May 1996 and August 1996 of Zimpro and Davis, respectively, which acquisitions have been accounted for as poolings of interests. Historical financial data for the six months ended September 30, 1996 have been restated to reflect the operations of Davis.

  The following table sets forth for the periods indicated certain Selected Consolidated Financial Data as a percentage of total revenues.

                                                                  SIX MONTHS
                                                                     ENDED
                                             FISCAL YEAR ENDED     SEPTEMBER
                                                 MARCH 31,            30,
                                             -------------------  ------------
                                             1994   1995   1996   1995   1996
                                             -----  -----  -----  -----  -----
Revenues.................................... 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of sales...............................  79.2   76.8   74.0   74.4   72.7
                                             -----  -----  -----  -----  -----
Gross profit................................  20.8   23.2   26.0   25.6   27.3
Selling, general and administrative
 expenses...................................  22.0   18.8   20.4   19.4   19.9
Merger expense..............................    --     --     --     --    1.3
                                             -----  -----  -----  -----  -----
Operating income (loss).....................  (1.2)   4.5    5.6    6.2    6.1
Interest expense............................   1.0    1.4    2.0    2.0    1.8
Net income (loss)...........................  (2.3)   2.4    2.7    3.2    3.3

  The following table sets forth, as a percentage of the Company's total revenues, each of the Company's product categories by revenue for the periods indicated:

                                                                SIX MONTHS
                                                                   ENDED
                                        FISCAL YEAR ENDED        SEPTEMBER
                                            MARCH 31,               30,
                                        ---------------------   -------------
                                        1994    1995    1996    1995    1996
                                        -----   -----   -----   -----   -----
Revenues by product category:
  Capital equipment....................    41%     42%     39%     39%     39%
  Services and operations..............     9       9      20      22      22
  Distribution.........................    37      33      25      21      21
  Replacement parts, consumables and
   other...............................    13      16      16      17      18

SIX MONTHS ENDED SEPTEMBER 30, 1996 COMPARED WITH SIX MONTHS ENDED SEPTEMBER 30, 1995

 REVENUES

  Revenues for the six months ended September 30, 1996 were $433,719,000, an increase of $101,620,000 from $332,099,000 for the comparable period of the prior fiscal year. This 30.6% increase was due primarily to acquisitions completed by the Company after September 30, 1995. For the six months ended September 30, 1996, revenues from capital equipment sales represented 39% of total revenues, while revenues from services and operations represented 22% of total revenues, revenues from distribution represented 21% of total revenues and revenues from replacement parts and consumables represented 18% of total revenues.

 GROSS PROFIT

  Gross profit increased 39.2% to $118,321,000 for the six months ended September 30, 1996 from $85,006,000 for the comparable period of the prior fiscal year. Total gross profit as a percentage of revenue ("gross margin") increased to 27.3% for the six months ended September 30, 1996, compared to 25.6% for the comparable period of the prior fiscal year. The increase in gross margin for the six months ended September 30, 1996 was due to: (i) a continued strengthening of gross margin in the recurring and higher margin service-based revenue business and (ii) rationalization of operations and increased economies of scale from the integration of acquisitions.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  For the six months ended September 30, 1996, selling, general and administrative expenses, excluding merger expenses, increased $21,772,000 to $86,140,000 as compared to the $64,368,000 in the comparable period in the prior year. During this period, selling, general and administrative expenses, excluding merger expenses, were 19.9% of revenues compared to 19.4% for the comparable period in the prior year.This increase was primarily due to the addition of sales and administrative personnel accompanying the Company's recent acquisitions.

  Excluding merger expenses, operating income as a percentage of revenues increased to 7.4% for the six months ended September 30, 1996 from 6.2% for the corresponding period in fiscal 1995 due primarily to improvement in gross margin.

 MERGER EXPENSES

  Merger expenses were incurred during the six months ended September 30, 1996 relating to the Company's acquisition of Davis which was accounted for as a pooling of interests. These merger expenses, which totaled $5,581,000, consisted primarily of investment banking fees, printing, stock transfer fees, legal fees, accounting fees, governmental filing fees and certain other costs related to existing Davis pension plans and change of control payments.

 INTEREST EXPENSE

  Interest expense increased to $7,972,000 for the six months ended September 30, 1996 from $6,548,000 for the corresponding period in the prior year. Interest expense for the six months ended September 30, 1996 consisted primarily of interest on the Company's: (i) 5% Convertible Subordinated Debentures due 2000 (all of which have been, as of October 25, 1996, converted into shares of Common Stock); (ii) 6% Convertible Subordinated Notes issued on September 18, 1995 due 2005; and (iii) borrowings under the Company's bank line of credit. At September 30, 1996, the Company had cash and short-term investments of $20,304,000.

 INCOME TAX EXPENSE

  Income tax expense increased to $5,404,000 in the six months ended September 30, 1996, from $4,743,000 in the corresponding period in the prior year. The Company's effective tax rate for the six months ended September 30, 1996 was 27.5% as compared to 30.7% in the corresponding period in the prior year.

 NET INCOME

  For the six months ended September 30, 1996, net income increased $3,518,000 to $14,228,000 from $10,710,000 for the same period in the prior year. Excluding Davis merger expenses, net income for the six months ended September 30, 1996 totaled $18,279,000, an increase of 70.6% over the same period in the prior year. Net income per common share for the six months ended September 30, 1996 and 1995 were as follows:

                                                              SIX MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
      Before merger expenses................................. $   0.36 $   0.27
      After merger expenses.................................. $   0.28 $   0.27

TWELVE MONTHS ENDED MARCH 31, 1996 COMPARED WITH TWELVE MONTHS ENDED MARCH 31, 1995

 REVENUES

  Revenues for fiscal 1996 were $727,903,000, an increase of $208,544,000 from $519,359,000 for fiscal 1995. This 40.2% increase was due primarily to acquisitions completed by the Company in fiscal 1995 and 1996. See Note 9 of Notes to Consolidated Financial Statements related to acquisitions.

 GROSS PROFIT

  Gross profit increased 57.0% to $189,330,000 for fiscal 1996 from $120,604,000 for fiscal 1995. Gross margin increased to 26.0% for fiscal 1996 as compared to 23.2% for fiscal 1995. The increase in gross margin through fiscal 1996 was due to: (i) a continued strengthening of gross margin in the recurring and higher margin service-based revenue business;
(ii) rationalization of operations and economies of scale from the integration of acquisitions; and (iii) a focus on products with higher gross margins in Davis' distribution business.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses increased to $148,683,000 for fiscal 1996 from $97,481,000 for fiscal 1995. This increase was primarily due to the addition of sales and administrative personnel accompanying the Company's recent acquisitions. As a percentage of revenues, selling, general and administrative expenses were 20.4% for fiscal 1996, as compared to 18.8% for fiscal 1995. This increase was due primarily to a write-down of certain patents and equipment totalling $3,193,000 at the Company's Zimpro subsidiary and, to a lesser extent, increased levels of incentive compensation earned by management and employees of Davis as compared to fiscal 1995.

  Notwithstanding the increase in selling, general and administrative expenses as a percentage of revenues, operating income as a percentage of revenues increased from 4.5% for fiscal 1995 to 5.6% for fiscal 1996 due primarily to improvement in gross margin.

 INTEREST EXPENSE

  Interest expense increased to $14,419,000 for fiscal 1996 from $7,514,000 for fiscal 1995. Interest expense for fiscal 1996 consisted primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 issued October 20, 1993 and approximately seven months of interest on the Company's 6% Convertible Subordinated Notes due 2005 issued September 18, 1995, respectively, and interest on increased borrowings under the Company's bank line of credit, which was used to finance the Company's revenue expansion and recent acquisitions.

 OTHER INCOME (EXPENSE)

  Other income (expense) increased to $5,134,000 of income for fiscal 1996 from $1,442,000 of income for fiscal 1995. Other income consisted primarily of interest income on short-term investments, which increased during fiscal 1996 primarily as a result of the Company's sale of $140,000,000 aggregate principal amount of 6% Convertible Subordinated Notes on September 18, 1995 and the Company's issuance of 10,350,000 shares of Common Stock on May 3, 1995 with net proceeds of approximately $98,118,000.

 INCOME TAX EXPENSE

  Income tax expense increased to $12,055,000 for fiscal 1996 from $4,812,000 for fiscal 1995. This increase was attributable to increased income. The Company's effective tax rate for fiscal 1996 was 38.4% and for fiscal 1995 was 28.2%. This increase in effective rate in fiscal 1996 is due primarily to a net loss before income taxes of $6,086,000 incurred at Zimpro (see "Selling, General and Administrative Expenses") for which no income tax benefit was recognized because its realization was not assured and because of the nondeductibility of certain items. As of March 31, 1996, the Company had net operating loss carryforwards in France of approximately $19,952,000 and other European countries of approximately $7,338,000 for which no financial statement benefit has been recognized. In addition, the Company had net operating loss carryforwards generated from its Liquipure subsidiary of approximately $14,362,000 for which financial statement benefit was recognized in fiscal 1996. The Company also had net operating loss carryforwards generated from Zimpro of approximately $2,905,000 for which financial statement benefit has not been recognized. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Aluminum Corporation of America until March 31, 1997. See Note 14 of Notes to Consolidated Financial Statements related to income taxes.

 NET INCOME

  Net income increased to $19,307,000 for fiscal 1996 from $12,239,000 for fiscal 1995. Net income per common share increased to $0.45 per share (based upon 42,159,000 weighted average common shares outstanding) for fiscal 1996 from $0.41 per common share (based upon 28,235,000 weighted average common shares outstanding) for fiscal 1995, after deducting $536,000 and $715,000 for dividends on the Company's preferred shares for fiscal 1996 and 1995, respectively.

TWELVE MONTHS ENDED MARCH 31, 1995 COMPARED WITH TWELVE MONTHS ENDED MARCH 31, 1994

 REVENUES

  Revenues for fiscal 1995 were $519,359,000, an increase of $106,847,000 from $412,512,000 for fiscal 1994. This 25.9% increase was due primarily to acquisitions completed by the Company in fiscal 1994 and 1995. See Note 9 of Notes to Consolidated Financial Statements related to acquisitions.

 GROSS PROFIT

  Gross profit increased 40.8% to $120,604,000 for fiscal 1995 from $85,664,000 for fiscal 1994. Gross margin increased to 23.2% for fiscal 1995 as compared to 20.8% for fiscal 1994. The increase in gross margin through fiscal 1995 was due to: (i) a continued strengthening of gross margin in the recurring and higher margin service-based revenue business; and
(ii) rationalization of operations and economies of scale from the Company's acquisitions. Gross margin in the Company's distribution business remained unchanged in fiscal 1995 as compared to fiscal 1994.

 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

  Selling, general and administrative expenses increased to $97,481,000 for fiscal 1995 from $90,719,000 for fiscal 1994. This increase was primarily due to the addition of sales and administrative personnel accompanying the Company's recent acquisitions. As a percentage of revenues, selling, general and administrative expenses were 18.8% during fiscal 1995, as compared to 22.0% for fiscal 1994. This decrease in selling, general and administrative expenses as a percentage of revenues for fiscal 1995 as compared to fiscal 1994 was due primarily to (i) the Company's emphasis on cost reductions and administrative efficiencies gained through economies of scale, (ii) the write-off of certain intangibles in the Company's Continental Penfield subsidiary totalling $3,738,000 in fiscal 1994, (iii) the exclusion from operating results in fiscal 1995 of a division of Davis which was shut down in fiscal 1994, and (iv) certain changes totalling $2,359,000 related to the rationalization of certain wastewater operations. See Note 8 of Notes to Consolidated Financial Statements related to such shutdown.

  Due primarily to the decrease in selling, general and administrative expenses as a percentage of revenues and the improvement in gross margin, operating income as a percentage of revenues increased from a loss of 1.2% for fiscal 1994 to 4.5% for fiscal 1995.

 INTEREST EXPENSE

  Interest expense increased to $7,514,000 for fiscal 1995 from $4,044,000 for fiscal 1994. Interest expense for fiscal 1995 consisted primarily of interest on the Company's 5% Convertible Subordinated Debentures due 2000 issued October 20, 1993 and interest on increased borrowings under the Company's bank line of credit, which was used to finance the Company's revenue expansion and recent acquisitions.

 OTHER INCOME (EXPENSE)

  Other income (expense) increased $8,824,000 in fiscal 1995 from an expense of $7,382,000 in fiscal 1994 to income of $1,442,000 in fiscal 1995. During the fourth quarter of fiscal 1994, the Company's Davis subsidiary adopted a plan to shutdown or reorganize the operations of its wholly owned subsidiary, The Taulman Company ("Taulman"). The pre-tax loss provision for these actions was recorded in fiscal 1994 and included the write-off of intangible assets totaling $2,908,000 associated with Taulman and the accrual of $5,987,000 to provide for anticipated losses during the shutdown.

 INCOME TAX EXPENSE

  Income tax expense increased to $4,812,000 for fiscal 1995 from a tax benefit of $7,087,000 for fiscal 1994. This increase was attributable to increased income and the Company's partial recognition during fiscal 1994 of the future income tax benefit related to federal net operating loss carryforwards. As of March 31, 1995, the Company had net operating loss carryforwards in France of approximately $20,351,000 and other European countries of approximately $6,400,000 for which no financial statement benefit had been recognized. In addition, the Company had net operating loss carryforwards generated from its Liquipure subsidiary of approximately $13,500,000 for which no financial statement benefit was recognized. Future recognition of these carryforwards will be reflected if the above operations generate sufficient earnings before the expiration periods of the loss carryforwards. In addition, the benefit of the French loss carryforwards must be shared equally between the Company and Aluminum Corporation of America until March 31, 1997. See Note 14 of Notes to Consolidated Financial Statements related to income taxes.

 NET INCOME

  Net income increased to $12,239,000 for fiscal 1995 from a net loss of $9,394,000 for fiscal 1994. Net income per common share increased to $0.41 per share (based upon 28,235,000 weighted average common shares outstanding) for fiscal 1995 from a net loss of $0.42 per common share (based upon 23,934,000 weighted average common shares outstanding) for fiscal 1994, after deducting $715,000 and $701,000 for dividends on the Company's preferred shares for fiscal 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal sources of funds are cash and other working capital, cash flow generated from operations and borrowings under the Company's bank line of credit. At September 30, 1996, the Company had working capital of $168,606,000, including cash and short-term investments of $20,304,000. The Company's long-term debt at September 30, 1996 included $53,565,000 aggregate principal amount of 5% Convertible Subordinated Debentures due 2000 (all of which were converted into 4,390,000 shares of Common Stock on October 25,
1996), $140,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2005 and other long-term debt totalling $9,003,000 and bearing interest at rates ranging from 2.0% to 11.5%.

  Capital expenditures totaled $8,050,000, $18,304,000 and $28,392,000 for fiscal years ended March 31, 1994, 1995 and 1996, respectively. Although the Company has no material firm commitments for capital expenditures, capital expenditure requirements are expected to increase as a result of the Company's anticipated growth, including from the acquisitions of WSMG, USG and WaterPro and the pending acquisition of PED. The Company has no plans for further investments in leasehold interests.

  As of September 30, 1996, the Company had a multicurrency bank line of credit of $135,000,000, of which there were outstanding borrowings of $81,156,000 and outstanding letters of credit of $14,446,000. Pursuant to the Credit Agreement, credit facilities of up to $700,000,000 have been made available to the Company to finance acquisitions (including the WSMG acquisition and the pending PED acquisition), to refinance any borrowings under the Company's previous bank line of credit, and for working capital and other general corporate purposes. Borrowings under the Credit Agreement are secured by the stock of certain of the Company's United States subsidiaries. Borrowings under the Credit Agreement bear interest at variable rates of up to 2.25% above certain Eurocurrency rates or 0.50% above The First National Bank of Boston's base rate and have a five year maturity. The Company anticipates that, following completion of the Offerings and the Notes Offering, the Company's bank credit facilities will be reduced to a level that the Company considers appropriate for its working capital and other needs.

  As of March 31, 1996, the Company had net operating loss carryforwards generated from Societe des Ceramiques Techniques S.A. ("SCT") of approximately $19,952,000, for which no financial statement benefit has been recognized. Approximately $1,946,000 of net operating loss carryforwards will expire in fiscal years 1997 and 1998, while the remainder have an indefinite carryforward period. The Company also has net operating loss carryforwards in other European countries of approximately $7,338,000 which expire from fiscal 1997 to 2002 for which no financial statement benefit has been recognized. The Company also has net operating loss carryforwards generated from Zimpro of approximately $2,905,000 for which no financial statement benefit has been recognized. No benefit has been given to these net operating loss carryfowards because of the limited carryforward periods or the uncertain business conditions relating to the operations giving rise to such carryforwards. Future recognition of these net operating carryforwards will occur if the operations of SCT and Zimpro generate sufficient earnings before the expiration of the respective net operating loss carryforwards. In addition, in the case of SCT, until March 31, 1997, the benefit, if any, of such carryforwards is to be shared equally between the Company and Aluminum Company of America.

  The Company also has available at March 31, 1996, other net operating loss carryforwards for Federal income tax purposes of approximately $13,552,000 which expire from fiscal 2007 to 2010.

  Pursuant to an agreement entered into in conjunction with the acquisition of WaterPro, all former WaterPro stockholders and former WaterPro debtholders, who together hold an aggregate of 3,201,507 shares of the Common Stock, have the right, exercisable during the 90-day period commencing on December 27, 1996, to require the Company to purchase all or any portion of such shares of Common Stock at a purchase price equal to $33.24 per share.

  Pursuant to an agreement to be entered into in conjunction with the pending acquisition of PED, the Company has agreed to pay in cash the portion of the purchase price otherwise payable in shares of Common Stock if such shares are not at the time of issuance immediately saleable pursuant to the Company's shelf Registration Statement on Form S-4. In addition, the Agreement provides that if such shares are issued and any or all of them are sold within a specified number of days after consummation of the acquisition for net proceeds per share of less than an amount determined by dividing (Pounds)25,000,000 by the number of shares issued, the Company will pay the aggregate deficiency to PED in cash, and if the net proceeds per share exceed such amount, PED will pay the aggregate excess to the Company in cash.

  The Company believes its current cash position, cash flow from operations, and available borrowings under the Credit Agreement will be adequate to meet its anticipated cash needs for working capital, revenue growth, scheduled debt repayment and capital investment objectives for at least the next twelve months.

                         THE WATER TREATMENT INDUSTRY

  Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory and legislative requirements have resulted in the continued growth in demand for water and wastewater treatment. In addition to the need for potable water, industrial companies require treated water for most manufactured products, whether as an ingredient in the finished product or as part of the manufacturing process. Accordingly, most manufacturers utilize water treatment systems to purify their incoming water ("influent"). Public water departments, responsible for providing potable water, employ water treatment technology to purify their water supply. Furthermore, government regulations require most industrial companies and municipalities to treat their outgoing wastewater ("effluent"). Growing demand for treated water combined with the limited supply of usable water has created a significant need for cost-effective, sophisticated water and wastewater treatment solutions. Water and wastewater treatment has developed into a multi-billion dollar global industry.

  The global water and wastewater treatment industry is highly fragmented, with numerous regional participants who are limited in their geographic scope. This fragmentation is primarily due to local differences in water quality and supply, different levels of demand for water resulting from varying concentrations of industry and population, and local government regulation. Most participants in the water and wastewater treatment industry provide a limited number of treatment technologies, a limited number of products or services, or focus on a particular industry. While the number of industry participants ranges from several large companies to thousands of small local companies, there are few competitors in the industry that offer a full range of water and wastewater treatment equipment, technologies and services.

  Customers of the water and wastewater treatment industry can be classified into three broad categories: (i) industrial businesses, which include companies in such markets as power generation, chemical process, oil, pharmaceutical, microelectronics, automotive and steel; (ii) municipal and private suppliers of public water and wastewater services; and (iii) individual consumers of bottled water and household point-of-use products, such as domestic filtration systems and parts.

INDUSTRIAL USERS

  Industrial users have a significant need for treated water because it is a necessary component in many products and industrial processes. The quality of water varies dramatically across geographic regions, and water contains impurities that, if untreated, can render it effectively useless for most industrial purposes. The use of untreated water in manufacturing processes can result not only in inconsistent product quality, but also in substantial equipment degradation, which can lead to costly maintenance or replacement costs. Consequently, most manufacturers treat their influent in order to maintain a consistently acceptable degree of purity. For example, treated water is an integral component of many consumer goods and is used in the manufacture of pharmaceutical products, microelectronics and chemicals. Food and beverage manufacturers require water with consistent quality to preserve uniformity of taste and appearance in their products. As a result of these process specifications, industrial customers often require a broad range of treatment technologies to treat their influent.

  In addition to treating their influent to ensure product quality, industrial users are often required to treat their effluent. Government regulations regarding the disposal of aqueous industrial waste, combined with public concern regarding industrial pollution, have led to increased awareness on the part of businesses and public utilities as to the benefits of wastewater treatment and waste minimization. In response to higher water prices and rising wastewater discharge fees, industrial manufacturers have also become aware of the cost-effectiveness of recycling their effluent. As a result of these factors, industrial companies increasingly require complex systems and equipment to treat and recycle process water and wastewater.

  Industrialization worldwide, manufacturers' desire to enhance productivity, rising water prices, increased regulation and emphasis on water recycling and reuse affect demand for industrial water and wastewater treatment and have resulted in the need for increasingly sophisticated industrial water and wastewater treatment systems. Rather than committing the significant resources required to operate complex in-house systems, industrial customers are increasingly outsourcing their water and wastewater treatment needs to water and wastewater treatment companies to build, own and/or operate the customer's facilities or to provide treated water under contract.

MUNICIPAL USERS

  Public awareness and governmental concern regarding the increasing scarcity of water, the quality of drinking water, and the potential health hazards associated with waste products discharged into the environment, have resulted in legislation, regulation and enforcement requiring strict standards for potable water and restrictions on the discharge of pollutants in wastewater. As a result, municipalities are experiencing increasing costs for water and wastewater treatment.

  The Company believes that, in many areas of the United States aged municipal water and wastewater treatment infrastructure is operating at or near capacity, is in need of substantial capital expenditures and is not well-equipped to satisfy increasing regulatory and legislative requirements. In addition, many municipalities are experiencing reduced economic resources. The Company believes that, as a result, many such customers are seeking innovative solutions to their water treatment needs, such as improved technologies and equipment, and various outsourcing and service options, such as contract operations and privatization. Privatization involves the transfer of ownership and operation of water and wastewater treatment facilities to companies capable of providing such services on a long-term basis.

INDIVIDUAL USERS

  The market for individual users consists of bottled water and point-of-use products, such as residential filtration systems and parts. Consumers' needs vary by geographic location as a result of differing water qualities and level of economic development. This segment of the industry is highly fragmented, and the Company believes there are thousands of participants in the potable water and point-of-use products markets.

                                   BUSINESS

  The Company is a leading global provider of industrial and municipal water and wastewater treatment systems, products and services, with an installed base of systems that the Company believes is one of the largest worldwide. The Company offers a single-source solution to industrial and municipal customers through what the Company believes is the industry's broadest range of cost-effective systems, products, services and proven technologies. In addition, the Company has one of the industry's largest global networks of sales and service facilities. The Company capitalizes on its large installed base, extensive distribution network and manufacturing capabilities to provide customers with ongoing local service and maintenance. The Company is also a leading provider of SDI and outsourced water services, including the operation of water and wastewater treatment systems at customer sites.

  The Company has grown internally and through the strategic acquisition and successful integration of more than 45 domestic and international water and wastewater treatment companies since 1991. On a previously reported basis, the Company's revenues have grown to $472.5 million for the fiscal year ended March 31, 1996 from $41.2 million for the fiscal year ended March 31, 1992, representing a compound annual growth rate of approximately 84%. The Company's revenues for the fiscal year ended March 31, 1996 would have been approximately $1.8 billion after giving effect to the acquisitions of Zimpro and Davis (accounted for as poolings of interests) and including, on a pro forma basis, the pending acquisition of PED and the recent acquisitions of WSMG, WaterPro and USG as if such acquisitions were completed at the beginning of such year.

  Global population growth, economic expansion, scarcity of available water resources, heightened public concern about water quality and growing regulatory requirements have resulted in: (i) continued growth of the multibillion dollar water and wastewater treatment industry; and (ii) heightened demand for increasingly complex water and wastewater treatment systems. The water and wastewater treatment industry is highly fragmented, with numerous regional participants who provide customers with a limited range of water and wastewater treatment solutions. The Company differentiates itself from competitors by serving as a single-source water and wastewater treatment provider capable of designing, manufacturing, operating, financing and maintaining water and wastewater systems on a local basis for industrial and municipal customers. The Company's customer base includes a broad range of major industrial customers, which require treated water as a necessary component of many products and industrial processes, and municipalities, which treat water and wastewater for their communities. Industrial customers include Chinese Petroleum, Coca-Cola, Dow Chemical, General Motors, Hyundai, Intel, Johnson & Johnson, Merck, Procter & Gamble, and Samsung. Municipal customers include the Cities of Los Angeles, Minneapolis-St. Paul, and St. Louis.

STRATEGY

  In order to achieve earnings growth and expand its operations to enhance its position as a leading global single-source provider of water and wastewater treatment systems and services, the Company has developed the following strategy:

  PROVIDE SINGLE-SOURCE WATER AND WASTEWATER TREATMENT SOLUTIONS TO INDUSTRIAL AND MUNICIPAL CUSTOMERS. The Company believes that industrial and municipal users of water and wastewater treatment systems, products and services increasingly desire to obtain from a single source a broad range of systems, technologies and services. The Company addresses the full scope of its customers' water and wastewater treatment needs through what the Company believes is the industry's broadest line of cost-effective treatment systems, services and proven technologies. In addition, the Company has an extensive global distribution network through which it offers customers convenient local service and support. The Company also meets the diverse demands of its customers through its ability to sell systems outright, to sell systems and operate them for its customers, or to build, own, operate and finance such systems.

  PURSUE ACQUISITIONS THAT PROVIDE A STRATEGIC FIT AND CONTRIBUTE TO REVENUE AND EARNINGS GROWTH. In addition to growing internally, the Company has grown significantly since 1991 through the strategic acquisition of more than 45 United States-based and international businesses with strong market positions and substantial water and wastewater treatment expertise. These acquisitions have enabled the Company to expand its geographic presence, industries served, installed base, range of products and technologies offered and network of sales and distribution facilities. The Company plans to continue to pursue acquisitions that complement its technologies, products and services, broaden its customer base and expand its global distribution network.

  REALIZE SYNERGIES AND ECONOMIES OF SCALE FROM ACQUISITIONS. The Company operates its business through an organizational structure which provides low overhead, minimizes redundancy and creates opportunities to achieve cost savings and synergies in its acquisitions. The Company has significant experience in integrating acquired businesses. The Company believes that the acquisitions of WSMG, Davis, WaterPro and USG and the pending acquisition of PED will provide cost savings through rationalization of operations and economies of scale, including increased asset utilization. The Company also believes that the integration of these recent and pending acquisitions will provide synergies, such as cross-selling of product lines to a broader customer base, expanded distribution and service capabilities and exchange of experience and technology.

  EXPAND GLOBAL MARKET PRESENCE, ESPECIALLY IN THE PACIFIC RIM REGION. The Company expects that population growth, economic expansion and continued degradation of water quality in both industrialized and less-developed countries will result in strong growth in international markets. The Company intends to further increase its international market presence by expanding its international operations and by acquiring additional international businesses. The Company believes that the acquisition of WSMG and pending acquisition of PED will significantly strengthen the Company's capabilities in the Pacific Rim and Europe.

  EXPAND PENETRATION OF THE MUNICIPAL MARKET. The Company believes that the recent acquisitions of WSMG, Davis, WaterPro and USG and the pending acquisition of PED will significantly expand its presence in the municipal market. The Company intends to strengthen its municipal presence by utilizing WSMG's and PED's strong technologies, product offerings and reputation in the municipal market to capitalize on cross-selling opportunities and improve its municipal sales channels. Additionally, the Company intends to use its extensive distribution network, including the long-term municipal relationships and local service capabilities of Davis, WaterPro and USG, as a channel to expand its penetration of the municipal market. The Company believes that its combination of single-source provider capabilities, local service capabilities and long-term municipal relationships will provide a significant competitive advantage in penetrating the municipal market.

  CAPITALIZE ON DISTRIBUTION STRENGTH TO ENHANCE LOCAL SALES AND SERVICE CAPABILITIES. The Company believes that the acquisitions of Davis, WaterPro and USG establish the Company as a leading distributor of water and wastewater distribution products and services to both the industrial and municipal markets. These acquisitions are expected to provide the Company with a platform to: (i) enhance the Company's local sales and service infrastructure; (ii) penetrate the municipal segment of the water and wastewater treatment market by capitalizing on each distribution company's long-term municipal relationships; (iii) leverage the Company's leading manufacturing capabilities and technology base; and (iv) capitalize upon efficiencies from consolidation of operations and economies of scale. In addition, the Company believes that these distribution acquisitions will allow the Company to capitalize on opportunities to retrofit, replace and repair aging water infrastructure in the United States.

  CAPITALIZE ON OUTSOURCING AND PRIVATIZATION OPPORTUNITIES. The Company is currently a 50% owner of TWO, which focuses on the outsourcing of industrial customers' water treatment needs. The operating strategy for TWO, or, if formed, the Joint Venture, is or would be to offer customers:
  (i) turnkey operation, including system design, manufacture, operation, and maintenance on a local basis; (ii) warrantied performance; (iii) potential cost savings; and (iv) customized financing options.

PRINCIPAL PRODUCTS AND SERVICES

  The Company's principal products and services can be divided into the following four groups: capital equipment, services, replacement parts and consumables, and distribution.

  CAPITAL EQUIPMENT. The Company manufactures both standard and customized water and wastewater treatment equipment. The Company believes that its systems utilize the industry's broadest range of proven physical, biological and chemical treatment technologies including, among others, continuous deionization, reverse osmosis, electrodialysis, adsorption and ion exchange, that can be combined and configured to meet wide-ranging customer needs. The Company designs, engineers, manufactures and assembles its systems at its manufacturing facilities located in the United States and internationally. Components that are not manufactured by the Company are purchased from vendors in the United States and internationally. The Company utilizes its distribution network including its global sales and service force, as well as manufacturers' representatives, to provide direct contact and service to its customers.

  SERVICES. The Company's service business consists of the following: SDI, outsourcing of water and wastewater treatment under long-term contracts, mobile water treatment and, following the transfer of certain permits to be transferred in connection with the acquisition of WSMG, carbon regeneration. SDI is a term given to portable water deionization treatment equipment that uses ion exchange resins as a filtration medium and is designed to connect easily to a local water supply. Resin is retrieved and transported by a Company service representative to a Company regeneration plant for chemical recharging when it is exhausted. Service-based revenues have been generally recurring in nature, and have historically generated higher profit margins than capital equipment sales.

  TWO, which is 50% owned by a subsidiary of Nalco Chemical Company ("Nalco") and 50% owned by a subsidiary of the Company, was formed to finance, build, own and operate water treatment systems at customer sites under long-term contracts and to focus on the outsourcing of industrial customers' water treatment needs. The Company and Nalco have entered into long-term supply and service agreements with TWO in order to support TWO's performance under such contracts.

  REPLACEMENT PARTS AND CONSUMABLES. The Company manufactures and sells replacement parts and consumables, such as membranes, ion exchange resin and carbon, manufactured by both the Company and other suppliers that are required to support water treatment systems.

  DISTRIBUTION. The Company believes that the acquisitions of Davis, WaterPro and USG establish the Company as a leading distributor of water and wastewater distribution products and services. The Company emphasizes convenient customer support, with each distribution office servicing customers within approximately a 50 mile to 150 mile radius, depending on population density in the area.

CUSTOMER MARKETS AND PRODUCT APPLICATIONS

  The markets for the Company's services and products span many industries and many geographic locations, including the United States, Europe, Pacific Rim and Latin America. Information regarding the amount of revenue, operating income and assets attributable to United States and international sales for each of the past three fiscal years appears in Note 17 of Notes to Consolidated Financial Statements, included elsewhere herein. The following are industries that the Company serves and some of the products used therein:

  PHARMACEUTICAL AND BIOTECHNOLOGY. Process water used in the pharmaceutical and biotechnology industries must meet the highest standards of purity. Reverse osmosis in conjunction with CDI ("RO/CDI") technology provides high-purity water that meets the strictest quality specifications. The Company's ceramic membranes, in combination with other membrane or ion exchange equipment, meet these requirements by achieving nearly 100% contaminant removal. This equipment is used in fermentation, purification and recovery processes. Ion exchange technologies are also used to purify process streams, as well as to purify and recover antibiotics, vitamins and chemical elements. In addition, ion exchange is employed in industrial fermentation to process substrates.

  MICROELECTRONICS. Microelectronics manufacturing processes require ultra-high purity water to avoid contamination from even the smallest microscopic particles. The Company's ceramic membrane filters are advanced inorganic, multilayered filter media that provide superior contaminant removal in the most demanding environments. In addition, the Company's membrane and ion exchange technology is used by electronic components manufacturers to produce ultra-high purity water and to reduce the level of microcontamination in rinse waters.

  AUTOMOTIVE. The Company designs, manufactures, sells, services and operates, on a global basis, a broad portfolio of technologies for the automotive industry. The specific manufacturing processes include metal processing, metal finishing, assembly and non-metal processing. Each of these processes operates under the strictest of quality, process control and regulatory requirements. The Company offers all of the technologies necessary to meet these requirements including physical, chemical and biological methods. The Company can deliver these technologies as bid-to-specification equipment, full turnkey, service, build-own-operate or any combination of the above. Of particular importance are the Company's capabilities in the areas of water reuse and resource recovery.

  CHEMICAL AND PETROCHEMICAL. Incoming water supplies for chemical and petrochemical manufacturers require filtration and treatment to remove solid particles and dissolved impurities. The Company manufactures demineralizers, water softeners, clarifiers, multimedia filters and reverse osmosis systems to deliver water of controlled quality and content. Additionally, the Company's Membralox(R) and Ceraflo ceramic membranes are used to accomplish the separation of chemical and petrochemical streams in very harsh environments.

  FOOD AND BEVERAGE. The food and beverage industries require high-quality yet cost-effective water treatment systems. The Company offers physical and chemical filtration and treatment technologies to purify incoming water and refine and concentrate process fluids. Its ion exchange and ADSEP systems are advanced technologies for the separation of sugars and corn syrups. In the beverage industry, ceramic membrane filters achieve a high level of fluid purity using nonchemical processing techniques.

  METAL FINISHING. The Company's metal treatment and recovery systems facilitate regulatory compliance of effluent and reduce the level of heavy metals and solids generated from metal finishing operations such as printed circuit board manufacturing, electroplating, galvanizing and anodizing. The Company's key technology offerings include ion exchange, reverse osmosis, electrolytic recovery, adsorption filtration, ceramic membrane ultrafiltration, as well as a full complement of conventional precipitation settling and filtration technologies.

  POWER GENERATION. Nuclear and fossil-fueled electric power plants are subject to steam generator and boiler corrosion and turbine fouling if damaging contaminants are not removed from the incoming and recirculating feedwater supplies. The Company's filtration membrane and ion exchange systems provide power plants with high-quality, demineralized boiler feedwater. The Company's tube filter and deep bed condensate polishing systems employ advanced resin separation and regeneration technologies to improve the quality of the condensate returned to the boiler. Sand and other media filters are used in cogeneration and other power plant applications. Nuclear-grade resins are available to meet the more stringent water quality requirements of nuclear power plants.

  OIL FIELD AND REFINERY. The petroleum industry uses large quantities of water for steam and water flooding of oil fields for the secondary recovery of oil. The Company's systems remove oil contaminants and suspended solids from the resurfaced water for reuse for down-hole water and steam injection. Refineries use the Company's oil/water separators to remove oil and suspended solids from process water and refinery effluents, as well as a full range of water purification equipment to remove dissolved solids.

  MEDICAL/DIALYSIS. RO/CDI systems produce a continuous stream of ultra-high purity water by removing organics, minerals and other contaminants while providing the necessary bacteria and endotoxin control for high-flux dialysis machines and other high-quality, high-capacity water requirements in the medical field.

  LABORATORY/RESEARCH AND DEVELOPMENT/QUALITY CONTROL/CHEMICAL
  ANALYSIS. Cartridge-type reverse osmosis filters, deionization systems, electrodialysis modules, ultrafiltration units, particle filters and activated carbon filters remove contaminants, bacteria, pyrogens and odor to provide point-of-use water polishing for critical and demanding laboratory applications.

  PULP AND PAPER. The Company's dissolved air flotation systems remove and recover suspended solids from waste streams for pulp and paper manufacturers and require considerably less floor space than conventional separation units. The Company's boiler feedwater treatment systems are also utilized in this industry.

  GROUNDWATER REMEDIATION AND LANDFILL LEACHATE TREATMENT. The Company's remediation systems are used to remove organic compounds and soluble metals from contaminated groundwater. Biosystems employ a "pump and treat" technology that incorporates equalization, separation of metals, biological treatment and clarification processes. The Company's leachate systems, combining chemical pre-treatment systems with biological treatment technologies, address the treatment or elimination of wastewater drainage into the groundwater and surrounding waterways.

  POTABLE WATER. Hotels and other institutions require high-quality yet affordable water treatment systems to meet consumer and regulatory standards. In addition, suppliers of drinking water are seeking alternative purification systems. The Company manufactures filtration, water treatment and clarification systems for the drinking water industry that meet United States Environmental Protection Agency ("EPA") standards under the Safe Drinking Water Act. Pre-assembled systems capable of handling low- and high-volume flows are also available.

  MUNICIPAL WASTEWATER TREATMENT, RECOVERY AND REUSE. Municipal sewage plants often utilize three stages of treatment (primary, secondary and tertiary) before discharge to the environment. In addition to offering equipment and systems to satisfy these requirements, the Company's membrane, reverse osmosis and ion exchange technologies add a fourth stage by removing remaining contaminants to a purity level that allows water to be recycled and reused in additional industrial applications. These technologies are cost-effective and reduce the adverse impact of industrial growth in communities where water tables are low.

BACKLOG

  The Company had the following backlog as of September 30, 1995 and 1996, which includes capital equipment purchase orders and revenues expected to be generated during the succeeding 12 months under certain long-term contracts. The capital equipment orders are scheduled for delivery and installation during the succeeding 12 months and are believed by the Company to be firm.

                    DATE                                             AMOUNT
             ------------------                                   ------------
             September 30, 1995                                   $199,500,000
             September 30, 1996                                    254,000,000

  The rate of booking new orders varies from month to month. In addition, the orders have varying delivery schedules, and the Company's backlog as of any particular date may not be representative of actual revenues for any succeeding period.

  Certain of the Company's contracts for engineered products and services provide for progress payments during the engineering and manufacturing period. The balance is due upon acceptance or start-up or, in the case of most municipal and governmental purchasers, 90 to 180 days after delivery and installation.

                                  MANAGEMENT

  The following table sets forth certain information regarding the directors and executive officers of the Company.

      NAME      AGE                          POSITION
      ----      ---                          --------
  Richard J.    52  Chairman of the Board of Directors, Chief Executive Officer
   Heckmann          and President
  Michael J.    42  Director and Executive Vice President
   Reardon
  Nicholas C.   35  Executive Vice President-Process Water Group
   Memmo
  Thierry       52  Executive Vice President-European Group
   Reyners
  Andrew D.     34  Executive Vice President-Wastewater Group
   Seidel
  Kevin L.      40  Vice President and Chief Financial Officer
   Spence
  Damian C.     36  Vice President, General Counsel and Secretary
   Georgino
  Tim L. Traff  38  Director and Senior Vice President
  John S.       58  Senior Vice President-Corporate Development
   Swartley
  James W.      34  Vice President, Controller and Treasurer
   Dierker
  Michael E.    35  Assistant General Counsel and Assistant Secretary
   Hulme, Jr.
  James E.      67  Director
   Clark
  John L.       59  Director
   Diederich
  Robert S.     48  Director
   Hillas
  Arthur B.     56  Director
   Laffer
  Alfred E.     51  Director
   Osborne,
   Jr.
  J. Danforth   49  Director
   Quayle
  C. Howard     58  Director
   Wilkins,
   Jr.

  Richard J. Heckmann was elected Chairman of the Board of Directors, Chief Executive Officer and President of the Company on July 16, 1990. Mr. Heckmann was a Senior Vice President at Prudential-Bache Securities in Rancho Mirage, California from January 1982 to August 1990. He joined the U.S. Small Business Administration in 1977 and served as Associate Administrator for Finance and Investment from 1978 to 1979. Prior thereto he was founder and Chairman of the Board of Tower Scientific Corporation, a manufacturer of custom prosthetic devices, which was sold to Hexcel Corporation in 1977. Mr. Heckmann is a member of the management board of TWO. He is also a director of USA Waste Services, Inc.

  Michael J. Reardon was appointed Executive Vice President of the Company in June of 1995, having previously served as Executive Vice President and Chief Operating Officer, and prior to that as the Chief Financial Officer and Secretary of the Company. From May 1995 to April 1996, Mr. Reardon served as President of Arrowhead Industrial Water, Inc. He became President and General Manager of Illinois Water Treatment, Inc., a subsidiary of the Company, in March 1992. From 1981 to July 1990 he was Chief Financial Officer of The C&C Organization, a company engaged in restaurant ownership, management and construction. Mr. Reardon is a certified public accountant and was a senior auditor with Arthur Andersen & Co. from 1978 to 1981. Mr. Reardon is a member of the management board of TWO. In June 1978, Mr. Reardon received a B.S. in Business Administration from California State Polytechnic University, and in 1995 attended the Kellogg Management Institute, Northwestern University.

  Nicholas C. Memmo was appointed Executive Vice President-Process Water Group on July 1, 1995, having previously served as Senior Vice President and General Manager of Ionpure since March 7, 1994. He had previously been Senior Vice President-Sales & Marketing since December 8, 1992. Mr. Memmo had also been the senior operating officer of U.S. Filter/Whittier, Inc. since January 1992, having previously been Marketing Manager of that company since January 1991. He was appointed General Manager in April 1992. Mr. Memmo was employed from July 1984 to September 1988 with Hercules Incorporated, a New York Stock Exchange specialty chemical and aerospace company, in sales, marketing and distribution positions. Mr. Memmo received a B.S. degree in chemical engineering from Drexel University. Between his employment with Hercules and the Company, he completed an M.B.A. program at the John E. Anderson Graduate School of Management at UCLA.

  Thierry Reyners was appointed Executive Vice President-European Group on July 1, 1995, having previously served as Senior Vice President-Europe since March 7, 1994. He had previously been Senior Vice President-European Sales since December 1, 1993, the date the Company acquired Ionpure. Mr. Reyners served as Vice President and General Manager-Europe of Ionpure Technologies Corporation from 1990 to December 1993, and from 1981 through 1989 he was employed by Millipore Corporation, including as European Area Manager from 1987 through 1989. Mr. Reyners has a Ph.D. in Organic Chemistry from the Research Institute in Natural Substances, University of Orsay, France and an M.B.A. from INSEAD, Fontainebleau, France.

  Andrew D. Seidel was appointed Executive Vice President-Wastewater Group on July 1, 1995, having previously served as Senior Vice President-Wastewater Group and General Manager of U.S. Filter, Inc., Warrendale, Pennsylvania, since September 28, 1993. He had previously served as Vice President-Membralox Group since December 8, 1992, and had been General Manager of Membralox since March 1992. From October 1991 to March 1992, Mr. Seidel was Marketing Manager for U.S. Filter/Marlboro, Inc. From October 1990 until his employment by the Company, he was a senior consultant with Deloitte & Touche Management Consulting. Mr. Seidel had various responsibilities with Hercules Incorporated from 1984 through 1988, including technical marketing and product management at Hercules Specialty Chemical Company and Quality Control/Process Engineering in Hercules Aerospace Company. Mr. Seidel received a B.S. degree in chemical engineering from the University of Pennsylvania. Between his employment with Hercules and Deloitte & Touche, he completed an M.B.A. program at the Wharton School, the University of Pennsylvania.

  Kevin L. Spence was appointed Vice President of the Company on December 8, 1991 and has been Chief Financial Officer of the Company since January 6, 1992 and was Treasurer from February 17, 1992 until June 9, 1995. From October 1989 through 1991 he was Chief Financial Officer, first with Cal-Star Financial, a mortgage banker, and then with American National Corporation, a manufacturer of bedding materials. Mr. Spence is a certified public accountant and was with KPMG Peat Marwick LLP from 1978 to September 1989 and a partner with that firm from July 1988.

  Damian C. Georgino was appointed Vice President, General Counsel and Secretary of the Company on August 4, 1995. From September 1992 through July 31, 1995, he served as a General Attorney with Aluminum Company of America ("Alcoa"), where his primary responsibilities included mergers and acquisitions and serving as chief legal counsel for several growing international manufacturing and service businesses. From June 1988 through August 1992, Mr. Georgino was an Attorney with Alcoa, where his primary responsibilities included securities, mergers and acquisitions and corporate finance. From June 1986 through May 1988, he was an associate with Houston Harbaugh P.C. Mr. Georgino received a B.S. degree in economics and political science from Dickinson College in 1982 and a received a JD/MBA joint degree from Emory University in 1986.

  Tim L. Traff was appointed Senior Vice President of the Company on December 8, 1992, having previously been Vice President-Corporate Development since March 1992. He had been President of Traff Capital Management, a money management company, since 1989. From 1985 to 1988 he was an analyst at SIT Investment, a money management company. Mr. Traff received a B.S. degree in business economics from the University of Minnesota.

  John S. Swartley was appointed Senior Vice President-Corporate Development on July 1, 1995, having previously served as a Vice President since July 1994, when the Company acquired Liquipure Technologies, Inc. Mr. Swartley had started a new business in 1988 with venture capital backing from Warburg, Pincus Capital Company, L.P., and made a series of water treatment company acquisitions that ultimately became Liquipure. From 1982 through 1987 he was at Olin Corporation as president of its consumer products group, which dealt mainly with pool chemicals. From 1965 through 1982 he was with General Foods in various marketing, development and management positions. He received a degree in chemical engineering from Lehigh University and an M.B.A. degree from Harvard Business School.

  James W. Dierker was appointed Vice President, Controller and Treasurer on June 9, 1995. From July 1985 to June 1995 he was with KPMG Peat Marwick LLP, and was a senior manager with that firm at the time of his departure. Mr. Dierker is a certified public accountant, and received a B.S. degree in business administration with an emphasis in accounting from California State Polytechnic University.

  Michael E. Hulme, Jr. was appointed Assistant General Counsel and Assistant Secretary on February 13, 1996. From December 1994 through January 1996, he served as Vice President/Corporate Counsel of Forte Hotels, Inc., formerly a wholly owned subsidiary of Forte Plc, and from October 1992 through December 1994 as Corporate Counsel of Forte Hotels, Inc. His primary responsibilities included hotel and real estate development, acquisition and sale transactions. From 1989 through 1992 he was a business associate with the law firm of Duckor & Spradling, and from 1986 through 1989 he was an associate with the law firm of Best, Best & Krieger. Mr. Hulme received an B.A. degree in economics from the University of California at Davis in 1983 and received a JD from the University of Southern California in 1986.

  James E. Clark was President of Western Operations for Prudential Insurance from 1978 to June 1990. Since June 1990, he has been a consultant and a private investor. Mr. Clark is also Chairman of Asian-American Communication Company, Inc., and a director of Asian American Association, Inc., a joint venture with Sprint, and Durotest Corporation. He is also a trustee of the Yul Brynner Foundation.

  John L. Diederich has been Executive Vice President-Chairman's Counsel for Aluminum Company of America since August 1991. Prior to assuming his present position, he had been Group Vice President-Alcoa Metals and Chemicals since 1986 and a Vice President of Aluminum Company of America since 1982.
Mr. Diederich is a trustee of Shadyside Hospital and a director of Alcoa Foundation.

  Robert S. Hillas has served as a Managing Director of E.M. Warburg, Pincus & Co., Inc., a private investment firm, since 1993. Previously, Mr. Hillas was a partner of DSV Management Ltd., a venture capital investment firm, and its affiliated venture capital partnerships. Mr. Hillas is currently a director of Advanced Technology Materials, Inc., Transition Systems, Inc. and several privately-held companies. Mr. Hillas was previously associated with Warburg, Pincus from 1972 until he joined DSV Management Ltd. in 1981. Mr. Hillas was graduated from Dartmouth College in 1970 with a Bachelor of Arts degree in Mathematics, and was graduated from Stanford University with an M.B.A. degree in 1972.

  Dr. Arthur B. Laffer has been Chairman and Chief Executive Officer of A.B. Laffer, V.A. Canto & Associates, an economic research and financial firm (and its predecessor, A.B. Laffer Associates), since founding the firm in 1979. He is also Chairman of Calport Asset Management, Inc., a money management firm. Dr. Laffer has been Chief Executive Officer of Laffer Advisors, Inc., a registered broker-dealer and investment advisor, since 1981. He was the Charles B. Thornton Professor of Business Economics at the University of Southern California from 1976 through 1984, Distinguished University Professor at Pepperdine University from October 1984 to September 1987, and was a member of President Reagan's economic policy advisory board. Dr. Laffer received a B.A. degree in economics from Yale University and later received an M.B.A. degree and a Ph.D. in economics from Stanford University. He is a director of Coinmach Laundry Corporation, Mastec, Inc., Nicholas Applegate Mutual and Growth Equity Funds and Value Vision, Inc.

  Dr. Alfred E. Osborne, Jr. is Director of the Harold Price Center for Entrepreneurial Studies and Associate Professor of Business Economics at the John E. Anderson Graduate School of Management at UCLA. He has been on the UCLA faculty since 1972. Dr. Osborne was educated at Stanford University, where he earned a B.S. degree in electrical engineering, an M.B.A. in finance, a master's degree in economics and a Ph.D. in business-economics. He is a director of Greyhound Lines, Inc., Nordstrom, Inc., ReadiCare, Inc., SEDA Specialty Packaging Corporation and The Times Mirror Company.

  J. Danforth Quayle was the forty-fourth Vice President of the United States. He was graduated from DePaul University in 1969 with a B.A. degree in political science and from Indiana University in 1974 with a law degree. In 1976, Mr. Quayle was elected to Congress and in 1980 to the United States Senate, being reelected in 1986 and serving until 1989. As Vice President, he headed the Competitiveness and Space Councils for the President. Since leaving office in January 1993, Mr. Quayle served as Chairman of Circle Investors, Inc. (a private financial services and insurance holding company), and BTC, Inc. (a private company through which he operates certain of his personal business interests). He is a director of Amtran, Inc., Central Newspapers, Inc. and American Standard Companies, Inc. and is a member of the Board of Trustees of The Hudson Institute.

  C. Howard Wilkins, Jr. served as the United States Ambassador to the Netherlands from June 1989 to July 10, 1992. Prior to being Ambassador and thereafter, Mr. Wilkins has been Chairman of the Board of Maverick Restaurant Corp., which owns and operates restaurants under franchise agreements, and Maverick Development Corp. He was Vice Chairman of Pizza Hut, Inc. until 1975. From 1981 to 1983 Mr. Wilkins served as a director of U.S. Synthetic Fuels Corporation. Mr. Wilkins received a B.A. degree from Yale University in 1960.

                              SECURITY OWNERSHIP

  Set forth below is information as of September 30, 1996 concerning the ownership of Common Stock by all persons or entities known to the Company to be beneficial owners of more than five percent of the outstanding Common Stock, each director of the Company, certain executive officers and all directors and executive officers of the Company as a group. Unless otherwise indicated, the holders of all shares shown in the table have sole voting and investment power with respect to such shares.

                                        NUMBER OF SHARES
                NAME(1)               BENEFICIALLY OWNED(2) PERCENT OF CLASS(3)
                -------               --------------------- -------------------
   Laidlaw, Inc.(4)..................       4,054,093               8.1%
   Warburg, Pincus Capital Company,
    L.P.(5)..........................       2,719,618               5.4
   The TCW Group, Inc.(6)............       2,508,900               5.0
   Richard J. Heckmann(7)............       1,134,182               2.3
   Michael J. Reardon(8).............         213,705                *
   Tim L. Traff......................         247,081                *
   Nicholas C. Memmo(9)..............          91,892                *
   Thierry Reyners(10)...............          45,000                *
   Kevin L. Spence...................          90,000                *
   James E. Clark....................         126,000                *
   John L. Diederich.................          65,250                *
   Robert S. Hillas(11)..............       2,719,618               5.4
   Arthur B. Laffer(12)..............         106,875                *
   Alfred E. Osborne, Jr.............         108,525                *
   J. Danforth Quayle................          27,000                *
   C. Howard Wilkins, Jr.............         103,500                *
   All Directors and Executive Offi-
    cers as a Group (18 persons).....       5,270,763              10.5

-------------------
 (1) The address of each person listed, except as otherwise indicated, is c/o United States Filter Corporation, 40-004 Cook Street, Palm Desert, California 92211.
 (2) The number of shares shown includes shares that may be acquired upon the exercise of options exercisable within 60 days of September 30, 1996 as follows: Mr. Heckmann--440,325; Mr. Reardon--175,319; Mr. Traff--81,561; Mr. Memmo--91,874; Mr. Reyners--45,000; Mr. Spence--90,000; Mr. Clark--
     72,000; Mr. Diederich--63,000; Dr. Laffer--72,000; Dr. Osborne--72,000;
     Mr. Quayle--27,000; Mr. Wilkins--72,000; all Directors and Executive Officers as a Group--1,442,704. All options were granted pursuant to the Company's 1991 Employee Stock Option Plan or the Company's 1991 Directors Stock Option Plan.
 (3) An asterisk (*) indicates ownership of less than 1% of the Common Stock.
 (4) The address of Laidlaw, Inc. is 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. The Company believes that Laidlaw, Inc. beneficially owns 3,750,093 shares as of October 31, 1996.
 (5) The address of Warburg, Pincus Capital Company, L.P. is 466 Lexington Avenue, New York, New York 10017.
 (6) The address of The TCW Group, Inc. is 865 South Figueroa Street, Los Angeles, California 90017. As reported in a Schedule 13G/A dated February 12, 1996, The TCW Group, Inc. had sole voting and dispositive power with respect to the shares and Robert Day, an individual whose address is 200 Park Avenue, Suite 2200, New York, New York 10166, may be deemed to control The TCW Group, Inc.
 (7) Includes 19,050 shares held by Mr. Heckmann's wife and by Mr. Heckmann as custodian for his children as to which Mr. Heckmann may be deemed to have indirect beneficial ownership.
 (8) Includes 2,700 shares held in a trust for the benefit of Mr. Reardon's father-in-law. As the trustee, Mr. Reardon has voting and investment power with respect to the shares held by the trust and may be deemed to have indirect beneficial ownership of them. Mr. Reardon disclaims beneficial ownership of such shares.
 (9) Includes 18 shares held by Mr. Memmo's wife as custodian for his minor children.
(10) Includes 1,050 shares held by Mr. Reyners' wife.
(11) Constitutes shares owned by Warburg, Pincus Capital Company, L.P. ("Warburg"). The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., Inc. ("EMW"), through a wholly owned subsidiary, manages Warburg. WP owns all of the outstanding stock of EMW and, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. EMW owns 0.9% of the limited partnership interests in Warburg. Lionel I. Pincus is the managing partner of WP and may be deemed to control it. Mr. Hillas, a director of the Company, is a Managing Director of EMW and a general partner of WP. As such, Mr. Hillas may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg. All of the shares indicated as owned by Mr. Hillas are owned directly by Warburg and are included herein because of Mr. Hillas' affiliation with Warburg. Mr. Hillas disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act.
(12) Includes 30,000 shares held by A.B. Laffer, V.A. Canto & Associates, a company controlled by Dr. Laffer.

                             SELLING STOCKHOLDERS

  The Selling Stockholders have granted to the U.S. Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase an aggregate of up to 845,794 shares of Common Stock, at the Price to the Public, less Underwriting Discounts and Commissions, set forth on the cover page of this Prospectus, to cover over-allotments, if any. See "Underwriting." The following table sets forth certain information regarding beneficial ownership of shares of Common Stock by the Selling Stockholders as of October 31, 1996, and as adjusted to reflect the sale of shares of Common Stock by the Selling Stockholders assuming that the U.S. Underwriters' over-allotment option is exercised in full. The respective number of shares indicated as to each Selling Stockholder constitutes less than one percent of the shares of Common Stock outstanding as of such date.

                                                           MAXIMUM
                                                           SHARES  SHARES OWNED
                                              SHARES OWNED  TO BE  BENEFICIALLY
         SELLING STOCKHOLDERS                 BENEFICIALLY  SOLD   AS ADJUSTED
         --------------------                 ------------ ------- ------------
John Hancock Capital Growth Fund IIB Limited
 Partnership.................................    26,283     23,323     2,960
John Hancock Capital Growth Fund III Limited
 Partnership.................................   322,309    286,027    36,282
Carl C. Landegger, as Trustee of the 1990
 Family Trust................................   298,549     70,000   228,549
The Black Clawson Company....................   228,018    191,444    36,574
CGW Southeast Partners I, L.P. ..............   718,307    275,000   443,307

  The Selling Stockholders other than CGW Southeast Partners I, L.P. ("CGW") acquired the shares of Common Stock indicated on May 31, 1996 in connection with the acquisition by the Company of Zimpro. Pursuant to the Zimpro transaction, the Company acquired by merger all of the outstanding capital stock of Zimpro. Prior to such merger, such Selling Stockholders were significant shareholders and creditors of Zimpro and had certain contractual and other rights with respect to their share and debt holdings of Zimpro.

  CGW acquired shares of Common Stock in connection with the acquisition by the Company of USG on October 25, 1996. Prior to such acquisition, CGW was a significant shareholder of USG.

  Other than as described herein, none of the Selling Stockholders has, or within the past three years has had, any office or any other material relationship with the Company or any of its predecessors or affiliates.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  As of September 30, 1996, the Company was authorized to issue 150,000,000 shares of Common Stock, of which 50,009,131 shares were issued and outstanding, and 3,000,000 shares of preferred stock, par value $.10 per share, of which none were issued and outstanding. Of the unissued shares of Common Stock as of such date, 4,390,000 shares were reserved for issuance upon conversion of the Company's 5% Convertible Subordinated Debentures due 2000 (all of which were issued on October 25, 1996 in connection with a redemption call), 7,636,363 shares were reserved for issuance upon conversion of the Company's 6% Convertible Subordinated Notes due 2005 and an aggregate of 4,396,594 shares were reserved for issuance upon exercise of options either outstanding or available for future grant under the Company's stock option plans for employees and directors.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record by them on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors; thus, the holders of shares having more than 50% of the Company's voting power (including both common and voting preferred shares) voting for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the prior rights of preferred stockholders. In the event of liquidation, dissolution or winding up of the Company's affairs, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, including any preferred stock, that has preference over the Common Stock. Except as described below under "Stock Purchase Rights," holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

  Shares of preferred stock may be issued without stockholder approval. The Board of Directors is authorized to issue such shares in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights and rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the stockholders. The Company has no current plans for the issuance of any shares of preferred stock. Any preferred stock to be issued could rank prior to the Common Stock with respect to dividend rights and rights of liquidation. The Board of Directors, without stockholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock or create impediments to persons seeking to gain control of the Company.

STOCK PURCHASE RIGHTS

  Laidlaw, which, as of October 31, 1996, held 3,750,093 shares of Common Stock, has certain rights to purchase voting securities of the Company in order to maintain its percentage voting interest. Except in connection with mergers or other acquisitions or in the ordinary course under an employee stock option or stock bonus plan, in the event the Company proposes to sell or issue shares of voting securities, Laidlaw has the right to purchase, on the same terms as the proposed sale or issuance, that number of shares or rights as will maintain its percentage interest in the voting securities of the Company, assuming the conversion of all convertible securities and the exercise of all options and warrants then outstanding. In addition, Laidlaw has other purchase rights with respect to sales or issuances of securities by the Company at prices below 85% of current market price at the time of sale or issuance or the prevailing customary price for such securities or their equivalent.

CERTAIN VOTING ARRANGEMENTS

  Pursuant to the agreements whereby the Company acquired Smogless S.p.A. in September 1994, Laidlaw has agreed to vote all shares owned by it for the nominees of the Company's Board for election to the Board, and on all other matters in the same proportion as the votes cast by other holders of voting securities, other than those that relate to any business combination or similar transaction involving the Company or any amendment to the Company's Certificate of Incorporation or Bylaws.

CERTAIN CHARTER AND BYLAW PROVISIONS

  The Company's Certificate of Incorporation (the "Certificate") places certain restrictions on the voting rights of a "Related Person," defined therein as any person who directly or indirectly owns 5% or more of the outstanding voting stock of the Company. The founders and the original directors of the Company are excluded from the definition of "Related Persons," as are seven named individuals including Richard J. Heckmann, the Chairman of the Board, President and Chief Executive Officer of the Company. These voting restrictions apply in two situations. First, the vote of a director who is also a Related Person is not counted in the vote of the Board of Directors to call a meeting of stockholders where that meeting will consider a proposal made by the Related Person director. Second, any amendments to the Certificate that relate to specified Articles therein (those dealing with corporate governance, limitation of director liability or amendments to the Certificate), in addition to being approved by the Board of Directors and a majority of the Company's outstanding voting stock, must also be approved by either (i) a majority of directors who are not Related Persons, or (ii) the holders of at least 80% of the Company's outstanding voting stock, provided that if the change was proposed by or on behalf of a Related Person, then approval by the holders of a majority of the outstanding voting stock not held by Related Persons is also required. In addition, any amendment to the Company's Bylaws must be approved by one of the methods specified in clauses
(i) and (ii) in the preceding sentence.

  The Certificate and the Company's Bylaws provide that the Board of Directors shall fix the number of directors and that the Board shall be divided into three classes, each consisting of one-third of the total number of directors (or as nearly as may be possible). Stockholders may not take action by written consent. Meetings of stockholders may be called only by the Board of Directors (or by a majority of its members). Stockholder proposals, including director nominations, may be considered at a meeting only if written notice of that proposal is delivered to the Company from 30 to 60 days in advance of the meeting, or within ten days after notice of the meeting is first given to stockholders.

DELAWARE ANTI-TAKEOVER LAW

  Section 203 of the Delaware General Corporation Law ("Section 203") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute (an "Interested Stockholder"), but less than 85% of such shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors has approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

  Section 203 defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Stockholder, transactions with the corporation that increase the proportionate interest of the Interested Stockholder or transactions in which the Interested Stockholder receives certain other benefits.

  These provisions could have the effect of delaying, deferring or preventing a change of control of the Company. The Company's stockholders, by adopting an amendment to the Certificate or Bylaws of the Company, may elect not to be governed by Section 203, effective twelve months after adoption. Neither the Certificate nor the Bylaws of the Company currently excludes the Company from the restrictions imposed by Section 203.

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (as defined below) (a "Non-United States Holder"). This discussion is based upon the Company's review and analysis of the United States Federal tax law now in effect, which is subject to change, possibly retroactively. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign state, local, or other taxing jurisdiction.

  For purposes of this discussion, a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust.

DIVIDENDS

  Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

  A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax imposed on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States on the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax has been actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

  Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that certain required information is furnished to the United States Internal Revenue Service.

  These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. The United States Internal Revenue Service has recently issued proposed Treasury regulations concerning these rules which are presently proposed to be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury regulations and the potential effect on their ownership and disposition of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the United States Underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Deutsche Morgan Grenfell Inc., NatWest Securities Limited ("NatWest"), Salomon Brothers Inc and Smith Barney Inc. ("Smith Barney") are acting as representatives (the "U.S. Representatives"), and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom DLJ, Morgan Grenfell & Co., Limited, NatWest, Salomon Brothers International Limited and Smith Barney are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                                                      NUMBER OF
   U.S. UNDERWRITERS                                                    SHARES
   -----------------                                                  ----------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Deutsche Morgan Grenfell Inc......................................
   NatWest Securities Limited........................................
   Salomon Brothers Inc..............................................
   Smith Barney Inc..................................................
                                                                      ----------
     U.S. Offering subtotal..........................................  8,000,000

                                                                      NUMBER OF
   INTERNATIONAL MANAGERS                                               SHARES
   ----------------------                                             ----------
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   Morgan Grenfell & Co., Limited....................................
   NatWest Securities Limited........................................
   Salomon Brothers International Limited............................
   Smith Barney Inc..................................................
                                                                      ----------
     International Offering subtotal.................................  2,000,000
                                                                      ----------
       Total......................................................... 10,000,000
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares (other than those covered by the over-allotment option described below) must be purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of
$     per share. The Underwriters may allow, and such dealers may re-allow,
discounts not in excess of $     per share to any other Underwriter and
certain other dealers. After the Offerings, the offering price and other selling terms may be changed by the Underwriters.

  The Company and the Selling Stockholders have granted to the U.S. Underwriters an option to purchase up to an aggregate of 1,500,000 additional shares of Common Stock, at the Price to the Public, less the Underwriting Discounts and Commissions, set forth on the cover page of this Prospectus, solely to cover over-allotments. See

"Selling Stockholders." Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding tables.

  The Company and its executive officers and directors, and certain other stockholders, who collectively are the beneficial owners of an aggregate of 12,680,874 shares of Common Stock, have agreed, subject to certain exceptions, with the Underwriters not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of DLJ, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 90 days after the date of this Prospectus.

  Pursuant to an Agreement Between U.S. Underwriters and International Managers (the "Agreement Between U.S. Underwriters and International Managers"), each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada or any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 of Great Britain (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document in connection with the issue or sale of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  DLJ has in the past provided, and may in the future provide, investment banking services for the Company and an affiliate of DLJ is one of the lenders party to the Credit Agreement. The Company has also engaged DLJ to provide certain financial advisory services to the Company for customary fees. Additionally, the U.S. Representatives are participating as underwriters in the Notes Offering.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Damian C. Georgino, Vice President, General Counsel and Secretary of the Company. Certain legal matters will be passed upon for the Company by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  The consolidated financial statements of United States Filter Corporation and its subsidiaries as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996, except for the consolidated financial statements of Davis Water & Waste Industries, Inc. and its subsidiaries as of April 30, 1996 and 1995 and for each of the three years in the period ended April 30, 1996, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as stated in their report appearing herein and in the Registration Statement. The consolidated financial statements of Davis Water & Waste Industries, Inc. and its subsidiaries, which have been consolidated with those of the Company, have been audited by Price Waterhouse LLP as stated in their report included herein. Such financial statements of the Company and its consolidated subsidiaries are included herein in reliance upon the report of such firms. Both of the foregoing accounting firms are independent auditors.

  The combined financial statements of the Systems and Manufacturing Group of Wheelabrator Technologies Inc. as of December 31, 1994 and 1995 and for each of the years in the three year period ended December 31, 1995 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is included herein, and upon the authority of said firm as experts in accounting and auditing.

  The aggregated financial statements of the United Utilities PLC Process Equipment Division as of March 31, 1996 and 1995 and for each of the years in the two year period ended March 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Audit Plc, independent chartered accountants, which report is included herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Davis Water & Waste Industries, Inc. incorporated in this Prospectus by reference to the audited historical financial statements included in United States Filter Corporation's Form 8-K dated June 27, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The consolidated financial statements of Zimpro Environmental, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The audited financial statements of WaterPro Supplies Corporation as of December 31, 1995 and for the period from April 7, 1995 to December 31, 1995 incorporated by reference in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy solicitation materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy solicitation materials and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found at the Commission's Web site address, http://www.sec.gov. The Common Stock is listed on the New York Stock Exchange. Such reports, proxy solicitation materials and other information can also be inspected and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act, with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. For further information, reference is hereby made to the Registration Statement, including the exhibits filed as a part thereof or incorporated by reference therein. Statements made in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each instance reference is made to such exhibit for a more complete description and each such statement is modified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-10728) pursuant to the Exchange Act are incorporated herein by reference: the Company's Annual Report on Form 10-K for the year ended March 31, 1996; the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996 and September 30, 1996; the Company's Current Reports on Form 8-K dated May 31, 1996 (as amended on Form 8-K/A dated June 28, 1996), June 10, 1996, June 27, 1996, July 15, 1996 (two such Current Reports), August 23, 1996, September 6, 1996, October 28, 1996, November 6, 1996 and December 2, 1996; and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, as the same may be amended.

  All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Vice President, General Counsel and Secretary of United States Filter Corporation at 40-004 Cook Street, Palm Desert, California 92211 (telephone (619) 340-0098).

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
UNITED STATES FILTER CORPORATION
Independent Auditors' Report--KPMG Peat Marwick LLP....................... F-2
Report of Independent Accountants--Price Waterhouse LLP................... F-3
Financial Statements:
  Consolidated Balance Sheets as of March 31, 1995 and 1996 and September
   30, 1996 (unaudited)................................................... F-4
  Consolidated Statements of Operations for the Years Ended March 31,
   1994, 1995 and 1996 and the six months ended September 30, 1995 and
   1996 (unaudited)....................................................... F-6
  Consolidated Statements of Shareholders' Equity for the Years Ended
   March 31, 1994, 1995 and 1996 and the six months ended September 30,
   1996 (unaudited)....................................................... F-7
  Consolidated Statements of Cash Flows for the Years Ended March 31,
   1994, 1995 and 1996 and the six months ended September 30, 1995 and
   1996 (unaudited)....................................................... F-9
  Notes to Consolidated Financial Statements.............................. F-11
WHEELABRATOR TECHNOLOGIES INC.--SYSTEMS AND MANUFACTURING GROUP
Independent Auditors' Report--KPMG Peat Marwick LLP....................... F-30
Financial Statements:
  Combined Balance Sheets as of December 31, 1994 and 1995 and September
   30, 1996 (unaudited)................................................... F-31
  Combined Income Statements for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996
   (unaudited)............................................................ F-32
  Combined Statements of Cash Flows for the years ended December 31, 1993,
   1994 and 1995 and the nine months ended September 30, 1995 and 1996
   (unaudited)............................................................ F-33
  Notes to Combined Financial Statements.................................. F-34
UNITED UTILITIES PLC--PROCESS DIVISION
Statement of United Utilities PLC directors' responsibilities............. F-40
Auditors' Report to the Board of Directors of United Utilities PLC--KPMG
 Audit Plc ............................................................... F-41
Financial Statements:
  Profit and Loss Account for the years ended March 31, 1996 and 1995 and the six months ended September 30, 1995 and 1996 (unaudited)........... F-42
  Balance Sheets as of March 31, 1996 and 1995 and September 30, 1996
   (unaudited)............................................................ F-43
  Cash Flow Statement for the year ended March 31, 1996................... F-44
  Notes to Financial Statements .......................................... F-45

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
United States Filter Corporation:

  We have audited the accompanying consolidated balance sheets of United States Filter Corporation and subsidiaries as of March 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Davis Water & Waste Industries, Inc., which statements reflect total assets constituting 17 percent and 9 percent in 1995 and 1996, respectively, and total revenues constituting 49 percent, 42 percent and 31 percent in 1994, 1995 and 1996, respectively, of the related consolidated totals. Those consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Davis Water & Waste Industries, Inc., is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United States Filter Corporation and subsidiaries as of March 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Orange County, California
June 7, 1996, except as to the
 acquisitions of Davis Water & Waste
 Industries, Inc. and Zimpro
 Environmental Inc., which are as of
 August 23, 1996 and May 31, 1996,
 respectively, the common stock
 split, which is as of July 15,
 1996, and note 20 which is as of
 October 28, 1996.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DAVIS WATER & WASTE INDUSTRIES, Inc.

  In our opinion, the consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows of Davis Water & Waste Industries, Inc. and its subsidiaries (not presented seperately herein) present fairly, in all material respects, their financial position at April 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Davis Water & Waste Industries, Inc. and its subsidiaries for any period subsequent to April 30, 1996.

Price Waterhouse LLP

Atlanta, Georgia
June 13, 1996

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                MARCH 31,
                                        ------------------------- SEPTEMBER 30,
                                            1995         1996         1996
                                        ------------ ------------ -------------
                                                                   (UNAUDITED)
                ASSETS
Current assets:
 Cash and cash equivalents (note 2).... $ 20,020,000 $ 18,405,000 $ 19,488,000
 Short-term investments (note 3).......    2,418,000       65,000      816,000
 Accounts receivable, less allowance
  for doubtful accounts of $4,643,000
  at March 31, 1995, $9,857,000 at
  March 31, 1996 and $9,797,000 at
  September 30, 1996 (unaudited)
  (note 10)............................  138,891,000  218,855,000  213,594,000
 Costs and estimated earnings in excess
  of billings on uncompleted contracts
  (note 10)............................   21,808,000   33,575,000   52,802,000
 Inventories (note 4)..................   55,328,000   75,313,000   88,230,000
 Prepaid expenses......................    3,489,000    7,922,000   11,981,000
 Deferred taxes (note 14)..............    9,746,000    7,771,000    7,771,000
 Other current assets..................    6,882,000   10,073,000    9,614,000
                                        ------------ ------------ ------------
    Total current assets...............  258,582,000  371,979,000  404,296,000
                                        ------------ ------------ ------------
Property, plant and equipment, net
 (notes 5 and 11)......................   79,495,000  165,989,000  178,362,000
Investment in leasehold interests, net
 (note 6)..............................   20,390,000   27,688,000   27,057,000
Cost in excess of net assets of busi-
 nesses acquired, net (notes 7 and 9)..   99,162,000  271,891,000  276,627,000
Other assets (note 8)..................   25,094,000   38,958,000   50,317,000
                                        ------------ ------------ ------------
                                        $482,723,000 $876,505,000 $936,659,000
                                        ============ ============ ============


          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                                                MARCH 31,
                                        -------------------------- SEPTEMBER 30,
                                            1995          1996         1996
                                        ------------  ------------ -------------
                                                                    (UNAUDITED)
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable.....................  $ 64,478,000  $100,224,000 $101,329,000
 Accrued liabilities (note 13)........    50,684,000   102,415,000  102,000,000
 Current portion of long-term debt
  (note 11)...........................     4,336,000     7,892,000    1,386,000
 Billings in excess of costs and
  estimated earnings on uncompleted
  contracts (note 10).................    19,263,000    15,797,000   19,631,000
 Other current liabilities............     5,849,000    21,894,000   11,344,000
                                        ------------  ------------ ------------
    Total current liabilities.........   144,610,000   248,222,000  235,690,000
                                        ------------  ------------ ------------
Notes payable (note 11)...............    37,648,000    35,756,000   81,156,000
Long-term debt, excluding current por-
 tion (note 11).......................    15,132,000     9,788,000    7,617,000
Convertible subordinated debentures
 (note 12)............................   105,000,000   200,000,000  193,565,000
Deferred taxes (note 14)..............     8,293,000     1,223,000    1,223,000
Other liabilities.....................     5,162,000    13,015,000   17,405,000
                                        ------------  ------------ ------------
    Total liabilities.................   315,845,000   508,004,000  536,656,000
                                        ------------  ------------ ------------
Shareholders' equity (notes 9 and 15):
 Series A voting cumulative
  convertible preferred stock, $.10
  par value, $25 liquidation
  preference. Authorized and issued
  880,000 shares at March 31, 1995....    22,071,000           --           --
 Series B voting convertible preferred
  stock, $.10 par value,
  $27 liquidation preference.
  Authorized 250,000 shares;
  outstanding 185,185 shares at March
  31, 1995............................     3,506,000           --           --
 Common stock, par value $.01.
  Authorized 150,000,000 shares;
  issued and outstanding 28,524,965
  and 47,873,133 and 49,280,734 at
  March 31, 1995 and 1996, and
  September 30, 1996 (unaudited),
  respectively........................       209,000       338,000      493,000
 Additional paid-in capital...........   145,224,000   351,254,000  370,625,000
 Currency translation adjustment......    (2,026,000)    1,836,000    2,691,000
 Retained earnings (accumulated defi-
  cit)................................    (2,106,000)   15,073,000   26,194,000
                                        ------------  ------------ ------------
    Total shareholders' equity........   166,878,000   368,501,000  400,003,000
Commitments and contingencies (notes
 11, 15, 16 and 18)
Subsequent events (notes 9 and 20)....
                                        ------------  ------------ ------------
                                        $482,723,000  $876,505,000 $936,659,000
                                        ============  ============ ============


          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       SIX MONTHS ENDED
                                 YEARS ENDED MARCH 31,                   SEPTEMBER 30,
                         ----------------------------------------  --------------------------
                             1994          1995          1996          1995          1996
                         ------------  ------------  ------------  ------------  ------------
                                                                          (UNAUDITED)
Revenues................ $412,512,000  $519,359,000  $727,903,000  $332,099,000  $433,719,000
Costs of sales..........  326,848,000   398,755,000   538,573,000   247,093,000   315,398,000
                         ------------  ------------  ------------  ------------  ------------
  Gross profit..........   85,664,000   120,604,000   189,330,000    85,006,000   118,321,000
Selling, general and
 administrative
 expenses...............   90,719,000    97,481,000   148,683,000    64,368,000    86,140,000
Merger expenses.........          --            --            --            --      5,581,000
                         ------------  ------------  ------------  ------------  ------------
  Operating income
   (loss)...............   (5,055,000)   23,123,000    40,647,000    20,638,000    26,600,000
Other income (expense):
 Interest expense.......   (4,044,000)   (7,514,000)  (14,419,000)   (6,548,000)   (7,972,000)
 Interest income and
  other.................   (7,382,000)    1,442,000     5,134,000     1,363,000     1,004,000
                         ------------  ------------  ------------  ------------  ------------
                          (11,426,000)   (6,072,000)   (9,285,000)   (5,185,000)   (6,968,000)
                         ------------  ------------  ------------  ------------  ------------
  Income (loss) before
   income tax expense
   (benefit)............  (16,481,000)   17,051,000    31,362,000    15,453,000    19,632,000
Income tax expense
 (benefit) (note 14)....   (7,087,000)    4,812,000    12,055,000     4,743,000     5,404,000
                         ------------  ------------  ------------  ------------  ------------
  Net income (loss)..... $ (9,394,000) $ 12,239,000  $ 19,307,000  $ 10,710,000  $ 14,228,000
                         ============  ============  ============  ============  ============
Net income (loss) per
 common share (primary
 and fully diluted)
 (notes 1 and 15) after
 reduction for dividends
 on preferred stock of
 $.03, $.02 and $.01 for
 the years ended March
 31, 1994, 1995 and
 1996, respectively..... $      (0.42) $       0.41  $       0.45  $       0.27  $       0.28
                         ============  ============  ============  ============  ============


          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1994, 1995 AND 1996,
              AND SIX MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                               CONVERTIBLE
                             PREFERRED STOCK       COMMON STOCK                                 RETAINED
                          --------------------- ------------------- ADDITIONAL    CURRENCY      EARNINGS
                          NUMBER OF             NUMBER OF             PAID-IN    TRANSLATION  (ACCUMULATED
                           SHARES     AMOUNT      SHARES    AMOUNT    CAPITAL    ADJUSTMENT     DEFICIT)       TOTAL
                          --------- ----------- ---------- -------- -----------  -----------  ------------  -----------
Balance at March 31,
 1993, as previously
 reported...............    880,000 $22,071,000 16,622,261 $ 74,000  79,456,000     304,000   (22,274,000)   79,631,000
Restatement for
 acquisitions of Zimpro
 and Davis, acquired
 through pooling of
 interests (note 9).....        --          --   5,694,960   57,000  13,656,000         --     19,697,000    33,410,000
                          --------- ----------- ---------- -------- -----------  ----------   -----------   -----------
Balance at March 31,
 1993, restated.........    880,000  22,071,000 22,317,221  131,000  93,112,000     304,000    (2,577,000)  113,041,000
Compensation related to
 excess of fair value of
 director stock options
 over exercise price
 (note 15)..............        --          --         --       --       80,000         --            --         80,000
Exercise of common stock
 options (note 15)......        --          --     236,931    1,000   1,254,000         --            --      1,255,000
Issuance of common stock
 in connection with
 acquisitions (note 9)..        --          --   4,585,122   20,000  48,469,000         --            --     48,489,000
Dividends paid on
 preferred stock
 (note 15)..............        --          --         --       --          --          --       (701,000)     (701,000)
Shareholders' equity
 transactions of
 Liquipure, Zimpro and
 Davis prior to merger..        --          --         --       --       14,000         --       (203,000)     (189,000)
Currency translation
 adjustment.............        --          --         --       --          --     (560,000)          --       (560,000)
Net loss................        --          --         --       --          --          --     (9,394,000)   (9,394,000)
                          --------- ----------- ---------- -------- -----------  ----------   -----------   -----------
Balance at March 31,
 1994...................    880,000  22,071,000 27,139,274  152,000 142,929,000    (256,000)  (12,875,000)  152,021,000
Net loss of Liquipure
 for the three months
 ended March 31, 1994
 (note 9)...............        --          --         --       --          --          --       (313,000)     (313,000)
Compensation related to
 excess of fair value of
 director stock options
 over exercise price
 (note 15)..............        --          --         --       --      122,000         --            --        122,000
Exercise of common stock
 options (note 15)......        --          --     241,040    2,000   1,420,000         --            --      1,422,000
Issuance of common stock
 in connection with
 acquisitions (note 9)..        --          --   1,056,151    5,000   8,982,000         --            --      8,987,000
Dividends paid on
 preferred stock
 (note 15)..............        --          --         --       --          --          --       (715,000)     (715,000)
Reduction in valuation
 of common stock issued
 in connection with
 Ionpure acquisition
 (note 9)...............        --          --         --       --   (9,123,000)        --            --     (9,123,000)
Preferred stock issued
 in connection with
 acquisition of Smogless
 (note 9)...............    185,185   3,506,000        --       --          --          --            --      3,506,000
Issuance of common stock
 to pay off indebtedness
 (note 9)...............        --          --      88,500      --      700,000         --            --        700,000
Par value of shares
 issued in connection
 with three-for-two
 stock split (note 15)..        --          --         --    50,000     (50,000)        --            --            --
Income tax benefit from
 exercise of stock
 options................        --          --         --       --      387,000         --            --        387,000
Shareholders' equity
 transactions of Zimpro
 and Davis prior to
 merger.................        --          --         --       --     (143,000)        --       (442,000)     (585,000)
Currency translation
 adjustment.............        --          --         --       --          --   (1,770,000)          --     (1,770,000)
Net income..............        --          --         --       --          --          --     12,239,000    12,239,000
                          --------- ----------- ---------- -------- -----------  ----------   -----------   -----------
Balance at March 31,
 1995...................  1,065,185 $25,577,000 28,524,965  209,000 145,224,000  (2,026,000)   (2,106,000)  166,878,000

          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                               CONVERTIBLE
                             PREFERRED STOCK          COMMON STOCK                                RETAINED
                          -----------------------  ------------------- ADDITIONAL    CURRENCY     EARNINGS
                           NUMBER                  NUMBER OF             PAID-IN    TRANSLATION (ACCUMULATED
                          OF SHARES     AMOUNT       SHARES    AMOUNT    CAPITAL    ADJUSTMENT    DEFICIT)      TOTAL
                          ---------  ------------  ---------- -------- -----------  ----------- ------------ -----------
Compensation related to
 excess of fair value of
 director stock options
 over exercise price
 (note 15)..............       --    $        --          --  $    --      112,000         --           --       112,000
Conversion of preferred
 shares to common shares
 (note 15)..............  (925,667)   (22,936,000)  2,082,750   14,000  22,922,000         --           --           --
Redemption of Series B
 convertible preferred
 stock (note 15)........  (139,518)    (2,641,000)        --       --   (2,068,000)        --           --    (4,709,000)
Issuance of common stock
 in connection with
 acquisitions (note 9)..       --             --    2,453,411   16,000  36,284,000         --           --    36,300,000
Shares issued through
 public offering, net of
 offering costs of
 $6,106,000 (note 15)...       --             --   10,350,000   69,000  97,325,000         --           --    97,394,000
Conversion of
 subordinated debentures
 to common stock (note
 12)....................       --             --    3,750,000   25,000  44,975,000         --           --    45,000,000
Dividends paid on
 preferred stock (note
 15)....................       --             --          --       --           --         --      (715,000)    (715,000)
Exercise of common stock
 options (note 15)......       --             --      487,885    3,000   3,678,000         --           --     3,681,000
Issuance of common stock
 to acquire assets (note
 15)....................       --             --      224,122    2,000   2,974,000         --           --     2,976,000
Shareholders' equity
 transactions of Zimpro
 and Davis prior to
 merger.................       --             --          --       --     (172,000)        --    (1,413,000)  (1,585,000)
Currency translation
 adjustment.............       --             --          --       --          --    3,862,000          --     3,862,000
Net income..............       --             --          --       --          --          --    19,307,000   19,307,000
                          --------   ------------  ---------- -------- -----------   ---------   ----------  -----------
Balance at March 31,
 1996 ..................       --             --   47,873,133  338,000 351,254,000   1,836,000   15,073,000  368,501,000
Net loss of Zimpro for
 the three months ended
 March 31, 1996 (note 9)
 (unaudited) ...........       --             --          --       --          --          --      (606,000)    (606,000)
Exercise of common stock
 options (unaudited) ...       --             --      252,635    2,000   1,214,000         --           --     1,216,000
Issuance of common stock
 in connection with
 acquisitions
 (unaudited) ...........       --             --      511,412    4,000   8,404,000         --           --     8,408,000
Shareholders' equity
 transactions of Zimpro
 and Davis prior to
 merger (unaudited) ....       --             --          --       --      132,000         --    (2,501,000)  (2,369,000)
Issuance of common stock
 to pay off indebtedness
 (unaudited) ...........       --             --      172,491    1,000   3,334,000         --           --     3,335,000
Conversion of
 subordinated debentures
 to common stock
 (unaudited) ...........       --             --      471,063    5,000   6,430,000         --           --     6,435,000
Par value of shares
 issued in connection
 with three-for-two
 stock split (note 15)
 (unaudited)............       --             --          --   143,000    (143,000)        --           --             0
Currency translation
 adjustment (unaudited)
 .......................       --             --          --       --          --      855,000          --       855,000
Net income (unaudited) .       --             --          --       --          --          --    14,228,000   14,228,000
                          --------   ------------  ---------- -------- -----------   ---------   ----------  -----------
Balance at September 30,
 1996 (unaudited).......       --    $        --   49,280,734 $493,000 370,625,000   2,691,000   26,194,000  400,003,000
                          ========   ============  ========== ======== ===========   =========   ==========  ===========

          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           SIX MONTHS
                                  YEARS ENDED MARCH 31,                ENDED SEPTEMBER 30,
                         -----------------------------------------  --------------------------
                             1994          1995          1996           1995          1996
                         ------------  ------------  -------------  ------------  ------------
                                                                           (UNAUDITED)
Cash flows from
 operating activities:
 Net income (loss).....  $ (9,394,000) $ 12,239,000  $  19,307,000  $ 10,710,000  $ 14,228,000
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Deferred income taxes.    (9,281,000)      713,000     (4,479,000)      194,000           --
 Depreciation and
  amortization.........    11,292,000    16,654,000     26,580,000    11,439,000    20,509,000
 Provision for doubtful
  accounts.............     1,326,000     2,030,000      5,929,000     1,320,000     1,049,000
 (Gain) loss on sale of
  property and
  equipment............        81,000       388,000       (243,000)      128,000        (5,000)
 Stock and stock option
  compensation.........        80,000       122,000        112,000        56,000           --
 (Decrease) increase in
  closure reserves and
  write off of
  intangible assets....    12,633,000    (1,480,000)       768,000    (1,175,000)          --
 Change in operating
  assets and
  liabilities:
  (Increase) decrease
   in accounts
   receivable..........   (13,737,000)   (6,966,000)   (25,900,000)   (2,446,000)    9,016,000
  (Increase) decrease
   in costs and
   estimated earnings
   in excess of
   billings on
   uncompleted
   contracts...........   (11,820,000)    2,046,000     (4,599,000)  (12,409,000)  (19,227,000)
  Increase in
   inventories.........    (4,510,000)   (5,016,000)    (4,215,000)  (11,361,000)  (12,859,000)
  (Increase) decrease
   in prepaid expenses
   and other assets....       608,000    (3,763,000)    (7,055,000)     (752,000)  (15,684,000)
  Increase (decrease)
   in accounts payable
   and accrued
   expenses............    15,283,000   (14,110,000)    (1,726,000)   (3,477,000)    3,726,000
  Increase (decrease)
   in billings in
   excess of costs and
   estimated earnings
   on uncompleted
   contracts...........       866,000     2,529,000     (4,096,000)   (3,968,000)    3,834,000
  Increase (decrease)
   in other
   liabilities.........        50,000    (2,117,000)      (725,000)   (1,273,000)   (6,559,000)
                         ------------  ------------  -------------  ------------  ------------
   Net cash provided by
    (used in) operating
    activities.........    (6,523,000)    3,269,000       (342,000)  (13,014,000)   (1,972,000)
                         ------------  ------------  -------------  ------------  ------------
Cash flows from
 investing activities:
 Investment in
  leasehold interests..   (15,766,000)   (6,397,000)    (8,347,000)          --            --
 Purchase of property,
  plant and equipment..    (8,050,000)  (18,304,000)   (28,392,000)  (13,520,000)  (29,905,000)
 Proceeds from disposal
  of equipment.........       252,000       877,000      7,670,000     1,287,000       203,000
 Purchase of short-term
  investments..........   (58,411,000)     (605,000)    (2,591,000)   (2,578,000)     (755,000)
 Proceeds upon maturity
  of short-term
  investments..........    42,786,000    13,812,000     12,529,000     2,461,000         4,000
 Payment for purchase
  of acquisitions, net
  of cash acquired.....      (987,000)   (2,240,000)  (206,600,000) (111,042,000)   (7,369,000)
                         ------------  ------------  -------------  ------------  ------------
   Net cash used in
    investing
    activities.........   (40,176,000)  (12,857,000)  (225,731,000) (123,392,000)  (37,822,000)
                         ------------  ------------  -------------  ------------  ------------
Cash flows from
 financing activities:
 Net proceeds from sale
  (purchase) of common
  stock................        14,000      (164,000)    97,232,000    97,510,000           --
 Net proceeds from sale
  of convertible
  subordinated
  debentures...........    57,923,000           --     136,249,000   136,249,000           --
 Proceeds from exercise
  of common stock
  options..............     1,242,000     1,422,000      3,681,000       799,000     1,215,000
 Principal payments of
  debt.................   (56,572,000)  (65,409,000)   (72,347,000)  (54,690,000)   (5,342,000)
 Dividends paid........      (861,000)   (1,136,000)    (2,138,000)     (891,000)     (396,000)
 Payment to repurchase
  Series B preferred
  stock................           --            --      (4,709,000)   (4,709,000)          --
 Net proceeds from
  borrowings on note
  payable..............    57,638,000    74,678,000     66,490,000    32,519,000    45,400,000
                         ------------  ------------  -------------  ------------  ------------
   Net cash provided by
    financing
    activities.........    59,384,000     9,391,000    224,458,000   206,787,000    40,877,000
                         ------------  ------------  -------------  ------------  ------------
   Net increase
    (decrease) in cash
    and cash
    equivalents........    12,685,000      (197,000)    (1,615,000)   70,381,000     1,083,000
Cash and cash
 equivalents at
 beginning of period...     7,532,000    20,217,000     20,020,000    20,020,000    18,405,000
                         ------------  ------------  -------------  ------------  ------------
Cash and cash
 equivalents at end of
 period................  $ 20,217,000  $ 20,020,000  $  18,405,000  $ 90,401,000  $ 19,488,000
                         ============  ============  =============  ============  ============

          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                                                                 SIX MONTHS
                                YEARS ENDED MARCH 31,        ENDED SEPTEMBER 30,
                          --------------------------------- ---------------------
                             1994       1995       1996        1995       1996
                          ---------- ---------- ----------- ---------- ----------
                                                                 (UNAUDITED)
Supplemental disclosures
 of cash flow
 information:
 Cash paid during the
  period for interest...  $2,786,000 $7,603,000 $14,615,000 $5,087,000 $8,654,000
                          ========== ========== =========== ========== ==========
 Cash paid during the
  period for income
  taxes.................  $1,709,000 $2,626,000 $ 6,807,000 $2,519,000 $4,553,000
                          ========== ========== =========== ========== ==========
Noncash investing and
 financing activities
 consisted of the fol-
 lowing:
 Common stock issued:
  Satisfaction of debt..  $      --  $  700,000 $       --  $      --  $      --
  Conversion of
   debentures...........         --         --   45,000,000        --         --
  Purchase of property..         --         --    2,976,000        --         --
 Property, plant and
  equipment exchanged
  for receivables.......         --         --    5,318,000        --         --
                          ---------- ---------- ----------- ---------- ----------
                          $      --  $  700,000 $53,294,000 $      --  $      --
                          ========== ========== =========== ========== ==========



          See accompanying notes to consolidated financial statements.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              YEARS ENDED MARCH 31, 1994, 1995 AND 1996 AND THE
               SIX MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the financial statements of United States Filter Corporation and its wholly owned subsidiaries (the "Company") (see note 9). All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

 Method of Accounting for Contracts

  The accounting records of the Company are maintained and income is reported for financial reporting and income tax purposes for long-term contracts principally under the percentage-of-completion method of accounting. Under this method, an estimated percentage for each contract, based on the cost of work performed to date that has contributed to contract performance compared to the total estimated cost, is applied to total estimated revenue. Provision is made for the entire amount of future estimated losses on contracts in progress in the period in which such losses are determined. Claims for additional contract compensation due the Company are not reflected in the accounts until the year in which such claims are allowed, except where contract terms specifically provide for certain claims.

  Contract costs include all direct material and labor and those indirect costs related to contract performance. General and administrative expenses are charged to expense as incurred.

 Products and Services

  Sales of other products and services are recorded as products are shipped or services rendered.

INCOME TAXES

  The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  United States income taxes are not provided on the undistributed earnings of its foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations.

FOREIGN CURRENCY TRANSLATION

  In accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation," the assets and liabilities denominated in foreign currency are translated into U.S. dollars at the current rate of exchange existing at period-end and revenues and expenses are translated at the average monthly exchange rates. Translation adjustments are included as a separate component of shareholders' equity. The transaction gains and losses included in net income (loss) are immaterial.

INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the respective assets which range from 3 to 25 years. Leasehold improvements are amortized on the straight-line method over the lesser of their estimated useful lives or the related lease term.

COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED

  Cost in excess of net assets of businesses acquired is amortized on the straight-line method principally over 40 years. The Company evaluates the recoverability of these costs based upon expectations of nondiscounted cash flows and operating income of each subsidiary. Based upon its most recent analysis, the Company believes that no material impairment exists at March 31, 1996.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

  Investments in unconsolidated joint ventures are accounted for using the equity method, under which the Company's share of earnings or losses from these joint ventures is reflected in income as earned and dividends are credited against the investment when received.

UNAMORTIZED DEBT ISSUANCE COSTS

  Unamortized debt issuance costs, aggregating $1,735,000 and $5,450,000 at March 31, 1995 and 1996, respectively, have been deferred and are being amortized over the term of the related convertible subordinated debentures (note 12).

WARRANTIES

  The Company's products are generally under warranty against defects in material and workmanship for a period of one year. The Company has accrued for estimated future warranty costs.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of the Company's revolving credit facility approximates its fair value because the interest rate on the instrument changes with market interest rates. The fair value of the Company's long-term debt (including current portion) is estimated to be equal to the carrying amounts based on quoted market prices for similar issues or on the current rates offered to the Company for debt of the same remaining securities.

RECLASSIFICATIONS

  Certain amounts in the 1995 consolidated financial statements have been reclassified to conform with the 1996 presentation.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  The consolidated financial statements for the three months ended June 30, 1995 and 1996 are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring items, considered necessary for a fair presentation have been included. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted from the interim consolidated financial statements. The results of operations for the six months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending March 31, 1997.

INCOME (LOSS) PER COMMON SHARE

  Income (loss) per common share is computed based on the weighted average number of shares outstanding. Common stock equivalents consisting of convertible preferred stock and options are included in the computation of income (loss) per share when their effect is dilutive.

  Primary and fully diluted income (loss) per common share were calculated as follows:

                                                                     SIX MONTHS ENDED
                                 YEARS ENDED MARCH 31,                 SEPTEMBER 30,
                          --------------------------------------  ------------------------
                              1994         1995         1996         1995         1996
                          ------------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
Net income (loss).......  $ (9,394,000) $12,239,000  $19,307,000  $10,710,000  $14,228,000
Dividends on preferred
 stock..................      (701,000)    (715,000)    (536,000)    (358,000)         --
                          ------------  -----------  -----------  -----------  -----------
Adjusted net income
 (loss) applicable to
 common shares..........  $(10,095,000) $11,524,000  $18,771,000  $10,352,000  $14,228,000
                          ============  ===========  ===========  ===========  ===========
Weighted average shares
 outstanding............    23,934,000   27,866,000   41,036,000   37,019,000   48,671,000
Add:
 Exercise of options
  reduced by the number
  of shares purchased
  with proceeds.........           --       369,000    1,123,000      892,000    1,958,000
                          ------------  -----------  -----------  -----------  -----------
Adjusted weighted
 average shares
 outstanding............    23,934,000   28,235,000   42,159,000   37,911,000   50,629,000
                          ============  ===========  ===========  ===========  ===========
Income (loss) per common
 share:
  Net income (loss).....  $      (0.38) $      0.43  $      0.46  $      0.28  $      0.28
  Dividends on preferred
   stock................         (0.03)       (0.02)       (0.01)       (0.01)       (0.00)
                          ------------  -----------  -----------  -----------  -----------
Adjusted income (loss)
 per common share.......  $      (0.42) $      0.41  $      0.45  $      0.27  $      0.28
                          ============  ===========  ===========  ===========  ===========

  On March 4, 1996, the preferred shareholder tendered its Series A Preferred stock for conversion into Company common stock thus eliminating further dividends (see note 15).

(2) CASH AND CASH EQUIVALENTS

  Cash equivalents consist of demand deposits and certificates of deposit with original maturities of 90 days or less.

(3) SHORT-TERM INVESTMENTS

  Short-term investments consist of highly liquid municipal issues with original maturities of more than 90 days when purchased, and are carried at amortized cost, which approximates market value.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

(4) INVENTORIES

  Inventories at March 31, 1995 and 1996 and September 30, 1996 (unaudited) consist of:

                                                  MARCH 31,
                                           ----------------------- SEPTEMBER 30,
                                              1995        1996         1996
                                           ----------- ----------- -------------
                                                                    (UNAUDITED)
   Raw materials.......................... $15,298,000 $21,578,000  $25,525,000
   Work-in-process........................  13,436,000  17,997,000   25,906,000
   Finished goods.........................  26,594,000  35,738,000   36,799,000
                                           ----------- -----------  -----------
                                           $55,328,000 $75,313,000  $88,230,000
                                           =========== ===========  ===========

(5) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment at March 31, 1995 and 1996 consist of:

                                                         1995          1996
                                                     ------------  ------------
   Land............................................. $  4,352,000  $  8,988,000
   Buildings and improvements.......................   32,879,000    41,338,000
   Equipment........................................   55,068,000   129,903,000
   Furniture and fixtures...........................   13,456,000    24,812,000
   Vehicles.........................................    1,185,000     2,719,000
   Construction in progress.........................    5,370,000    17,191,000
                                                     ------------  ------------
                                                      112,310,000   224,951,000
   Less accumulated depreciation....................  (32,815,000)  (58,962,000)
                                                     ------------  ------------
                                                     $ 79,495,000  $165,989,000
                                                     ============  ============

  During fiscal 1996, the Company's Zimpro subsidiary (note 9) evaluated the ongoing value of equipment in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ("FAS 121"). Based upon this evaluation, it was determined that certain equipment with a carrying value of $768,000 was impaired and was written down by $689,000 to its estimated fair value.

(6) INVESTMENT IN LEASEHOLD INTERESTS

  The Company has concession agreements to build and operate wastewater treatment plants in Mexico. The terms of the concessions are approximately 15 to 18 years, as amended, and include monthly payments to be received by the Company at various prices per cubic meter of sewage treated at the facilities based upon the Company's initial investments, fixed operating expenses and variable operating expenses. The Company is amortizing the investments on a straight-line basis over the terms of the concessions. Accumulated amortization at March 31, 1995 and 1996 totaled $955,000 and $2,026,000, respectively. The investments are stated at cost which does not exceed market based on projected non-discounted future cash flows.

(7) COST IN EXCESS OF NET ASSETS OF BUSINESSES ACQUIRED

  Cost in excess of net assets of businesses acquired and accumulated amortization at March 31, 1995 and 1996 consists of the following:

                                                       1995          1996
                                                   ------------  ------------
   Cost in excess of net assets of businesses
    acquired...................................... $104,831,000  $283,275,000
   Less accumulated amortization..................   (5,669,000)  (11,384,000)
                                                   ------------  ------------
                                                   $ 99,162,000  $271,891,000
                                                   ============  ============

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

(8) OTHER ASSETS

  Other assets at March 31, 1995 and 1996 consist of:

                                                           1995        1996
                                                        ----------- -----------
   Investment in unconsolidated joint ventures......... $ 7,592,000 $12,419,000
   Long-term receivables and advances..................   3,508,000   6,415,000
   Other assets at amortized cost:
     Operating permits and development costs...........   1,819,000   1,212,000
     Deferred debt costs...............................   1,735,000   5,450,000
     Patents...........................................   4,355,000   2,469,000
   Other...............................................   6,085,000  10,993,000
                                                        ----------- -----------
                                                        $25,094,000 $38,958,000
                                                        =========== ===========

  The above amounts reflect accumulated amortization of $4,600,000 and $1,982,000 at March 31, 1995 and 1996, respectively. The carrying amount of these other assets approximate their fair value.

  During fiscal 1996, the Company's Zimpro subsidiary evaluated the ongoing value of certain patents in accordance with FAS 121. Based upon this evaluation, it was determined that patents with a carrying value of $3,556,000 were impaired and were written down by $2,648,000 to their estimated fair value.

  During the fourth quarter of fiscal 1994, the Company's Davis subsidiary (note 9) adopted a plan to shutdown or reorganize the operations of its wholly-owned subsidiary, The Taulman Company ("Taulman"). The pre-tax loss provision for these actions recorded in fiscal 1994 includes the write-off of intangible assets totaling $2,908,000 associated with Taulman and the accrual of $5,987,000 to provide for anticipated losses during the shutdown period. During fiscal 1995, an additional $678,000 was added to the accrual for future anticipated losses.

  The Taulman shutdown represents the discontinuation of a product line. Therefore, Taulman's results of operations through the fourth quarter of fiscal 1994 were included as components of continuing operations in the consolidated statement of operations for fiscal 1994. Taulman's results of operations during fiscal 1995, 1996 and in future periods have been or will be charged against the reserve for anticipated losses during the shutdown period. As of March 31, 1996 the balance in the reserve was $2,082,000. Certain income, expense, asset and liability information with respect to Taulman for the three most recent fiscal years is as follows:

                                  AS OF OR FOR THE YEAR
                                     ENDED MARCH 31,
                             -------------------------------
                                1994       1995      1996
                             ---------- ---------- ---------
   Net sales...............  15,871,000 11,252,000 4,843,000
   Cost of products sold...  14,465,000  9,791,000 5,370,000
   Selling, general and
    administrative expense.   4,302,000  3,445,000 1,913,000
   Assets..................  12,523,000  5,252,000 3,626,000
   Liabilities.............  10,111,000  2,614,000 2,730,000

(9) ACQUISITIONS

  On May 31, 1996, a wholly owned subsidiary of the Company merged with and into Zimpro Environmental, Inc. ("Zimpro"), in a tax free reorganization. In connection with this acquisition, the Company issued 877,611 shares of the Company's common stock for all of the outstanding common and preferred shares of Zimpro pursuant to an Agreement and Plan of Merger among the Company, Landegger Environmental Holdings, Inc., The Black Clawson Company, a trust, and two limited partnerships in the John Hancock Capital Growth Fund

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

("The Hancock Funds") (collectively the "Stockholders"). In addition, the Company liquidated existing indebtedness to The Hancock Funds in exchange for 172,491 shares of Company common stock and $1,000,000 in cash.

  Zimpro, based in Wisconsin, manufactures wastewater treatment equipment with proprietary technologies in wet air oxidation, landfill leachate treatment systems, ground water remediation, filtration and sludge treatment systems.

  This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements and notes thereto for all periods presented have been restated to include the accounts and operations of Zimpro.

  On August 23, 1996, the businesses of the Company and Davis Water & Waste Industries, Inc. ("Davis"), were merged upon the exchange of 4,817,349 shares of the Company's common stock for all of the outstanding common and shares of Davis pursuant to an Agreement and Plan of Merger between the Company and Davis.

  Davis manufactures and markets products relating to the distribution of water and wastewater. Davis also designs, engineers, manufactures, sells and installs water and wastewater treatment equipment to comply with applicable health and water quality standards.

  This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements and notes thereto for all periods presented have been restated to include the accounts and operations of Davis.

  Separate results of operations of the combined entities for the years ended March 31, 1994, 1995 and 1996 and the six months ended September 30, 1995 and 1996 (unaudited) are as follows:

                                                                       SIX MONTHS ENDED
                                   YEAR ENDED MARCH 31,                  SEPTEMBER 30,
                          ---------------------------------------  --------------------------
                              1994          1995         1996          1995          1996
                          ------------  ------------ ------------  ------------  ------------
                                                                          (UNAUDITED)
Revenues:
 U.S. Filter (as
  previously reported)..  $180,421,000  $272,032,000 $472,537,000  $199,847,000  $433,719,000
 Zimpro.................    29,470,000    31,678,000   28,877,000    13,702,000           --
 Davis..................   202,621,000   215,649,000  226,489,000   118,550,000           --
                          ------------  ------------ ------------  ------------  ------------
    Combined............  $412,512,000  $519,359,000 $727,903,000  $332,099,000  $433,719,000
                          ============  ============ ============  ============  ============
Net income (loss)
 U.S. Filter (as
  previously reported)..  $ (2,541,000) $  8,331,000 $ 20,290,000  $  7,868,000  $ 14,228,000
 Zimpro.................    (1,513,000)      460,000   (6,732,000)     (136,000)          --
 Davis..................    (5,340,000)    3,448,000    5,749,000     2,978,000           --
                          ------------  ------------ ------------  ------------  ------------
    Combined............  $ (9,394,000) $ 12,239,000 $ 19,307,000  $ 10,710,000  $ 14,228,000
                          ============  ============ ============  ============  ============
Net income (loss) per
 common share and common
 equivalent share:
 As previously reported.  $      (0.17) $       0.34 $       0.54  $       0.23  $       0.28
                          ============  ============ ============  ============  ============
 As restated............  $      (0.41) $       0.41 $       0.45  $       0.27  $       0.28
                          ============  ============ ============  ============  ============

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  On October 2, 1995, the Company completed the acquisition of all of the outstanding capital stock of Polymetrics, Inc., and subsidiaries, a California corporation ("Polymetrics"), pursuant to a Stock Purchase Agreement dated as of August 30, 1995, as amended, between the Company and Anjou International Company, a U.S. subsidiary of Compagnie Generale des Eaux of France. The total purchase price for the acquisition of Polymetrics including acquisition costs, was approximately $60,200,000 consisting of $51,700,000 in cash and the delivery of 586,844 shares of Company common stock. The transaction was effective as of October 1, 1995.

  Polymetrics designs, manufactures, installs and services water treatment systems for the electronics, pharmaceutical, laboratory, power generation and cogeneration industries. Polymetrics also provides water treatment services, including service deionization ("SDI"). The acquisition of Polymetrics has been accounted for as a purchase and, accordingly, the results of operations of Polymetrics are included in the Company's consolidated statement of operations from the date of acquisition. The excess of fair value of net assets acquired was approximately $47,600,000 and is being amortized on a straight-line basis over 40 years.

  On August 11, 1995, the Company purchased substantially all of the assets and assumed certain liabilities of Continental H/2/O Services, Inc., d/b/a Interlake Water Systems, an Illinois corporation ("Interlake"), pursuant to an Asset Purchase Agreement among the Company, Interlake and the Stockholders of Interlake. The acquisition was effective as of August 1, 1995. The purchase price for the acquisition of Interlake, including acquisition costs, was approximately $27,100,000 consisting of $20,100,000 in cash and the delivery of 498,054 shares of Company common stock.

  Interlake provides water treatment services, including SDI, in Illinois and Michigan. In addition, Interlake sells and services a broad range of complex water treatment systems and was the largest distributor of the Company's Continental product line in the United States. The acquisition of Interlake has been accounted for as a purchase and, accordingly, the results of operations of Interlake are included in the Company's consolidated statements of operations from the date of acquisition. The excess of fair value of net assets acquired was approximately $19,000,000, and is being amortized on a straight-line basis over 40 years.

  On April 3, 1995, the Company acquired all of the outstanding capital stock of The Permutit Company Limited, a U.K. corporation, and The Permutit Company Pty. Ltd., an Australian corporation (collectively "The Permutit Group"), pursuant to a Share Purchase Agreement between the Company and Thames Water PLC, a U.K. corporation. The aggregate purchase price was approximately $10,000,000 and was paid entirely in cash.

  The Permutit Group provides a range of products, including pre-engineered water treatment systems for the pharmaceutical, laboratory and chemical markets and other commercial customers. The acquisition of The Permutit Group has been accounted for as a purchase and, accordingly, the results of operations of The Permutit Group are included in the Company's consolidated statements of operations from the date of acquisition. The excess of cost over fair value of net assets acquired was approximately $7,200,000 and is being amortized on a straight-line basis over 40 years.

  On May 4, 1995, the Company completed the acquisition of all of the outstanding capital stock of Arrowhead Industrial Water, Inc. ("AIW") from The B.F. Goodrich Company ("Goodrich") pursuant to a Stock Purchase Agreement dated as of February 27, 1995, as amended. The acquisition was effective as of April 30, 1995. The purchase price, as adjusted, was $84,300,000 consisting of $82,000,000 in cash and the delivery of 131,616 shares of Company common stock.

  AIW, headquartered in Lincolnshire, Illinois, is a supplier of owned and operated on-site industrial water treatment systems in the United States and also provides emergency and temporary mobile water treatment systems.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  The acquisition of AIW has been accounted for as a purchase and, accordingly, the results of operations of AIW are included in the Company's consolidated statements of operations from the date of acquisition. The excess of fair value of net assets acquired was approximately $36,400,000 and is being amortized on a straight-line basis over 40 years.

  During the year ended March 31, 1996, the Company completed other acquisitions with an aggregate purchase price of approximately $58,900,000, consisting of $40,084,000 in cash and the delivery of 1,232,166 shares of Company Common Stock. The excess of fair value of net assets acquired was approximately $68,200,000, and is being amortized on a straight-line basis over 40 years.

  Supplementary information related to the acquisitions of Polymetrics, Interlake, The Permutit Group and AIW for the March 31, 1996 consolidated statement of cash flows is as follows:

   Assets acquired................................................ $230,986,000
   Liabilities assumed............................................  (50,911,000)
   Common stock issued............................................  (17,484,000)
                                                                   ------------
   Cash paid......................................................  162,591,000
   Fees and expenses..............................................    1,514,000
   Less cash acquired.............................................     (894,000)
                                                                   ------------
     Net cash paid................................................ $163,211,000
                                                                   ============

  Summarized below are the unaudited pro forma results of operations of the Company as though Polymetrics, Interlake, The Permutit Group and AIW had been acquired on April 1, 1994:

                                                         1995         1996
                                                     ------------ -------------
   Revenue.......................................... $398,187,000 $ 508,783,000
                                                     ============ =============
   Net income....................................... $  7,039,000 $  21,164,000
                                                     ============ =============
   Net income per common share...................... $       0.27 $        0.55
                                                     ============ =============

  On August 10, 1994, the Company acquired from Millipore Corporation the Ceraflo(R) ceramic product line. The total price of the product line was approximately $2,500,000 and consisted of 304,094 shares of Company common stock.

  On July 27, 1994, the Company acquired Seral Erich Alhauser GmbH ("Seral") by means of a purchase of Seral's outstanding capital stock. The total purchase price was $8,100,000 and consisted of $4,250,000 in cash and 450,000 shares of Company common stock. Seral, located in Germany, designs, manufactures, installs and services water purification products and systems. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Seral are included in the Company's consolidated statement of operations for the period from the date of acquisition to March 31, 1995.

  The excess cost over the fair value of net assets acquired was approximately $8,222,000 and is being amortized on a straight-line basis over 40 years.

  On November 30, 1994, the Company completed the acquisition of the Crouzat Group ("Crouzat") by means of a purchase of all of Crouzat's outstanding capital stock. The total purchase price was $5,750,000, of which $4,640,000 was paid in cash at closing, with three annual payments of $370,000 in 1995, 1996 and 1997. Crouzat comprises three sites in France and primarily services ultrapure water purification products and had revenues in 1994 of approximately $6,000,000. The acquisition has been accounted for as a purchase and,

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES accordingly, the results of the operations of Crouzat are included in the consolidated statement of operations for the period from the date of acquisition to March 31, 1995. The excess cost over the fair value of net assets acquired was approximately $3,800,000 and is being amortized on a straight-line basis over 40 years.

  On May 27, 1994, the Company completed the acquisition of Sation, S.A. ("Sation") by means of a purchase of all of Sation's outstanding capital stock. The total purchase price of $1,546,000 consisted of $755,000 in cash and 84,375 shares of Company stock. Sation, located in Barcelona, Spain, primarily services ultrapure water purification products. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Sation are included in the Company's consolidated statement of operations for the period from the date of acquisition to March 31, 1995. The excess cost over the fair value of net assets acquired was $1,148,000 and is being amortized on a straight-line basis over 40 years.

  Effective August 31, 1994, the Company, through two of the Company's subsidiaries, acquired all of the outstanding capital stock of Smogless S.p.A. ("Smogless") from Laidlaw, Inc. The total consideration for the acquisition of Smogless (excluding acquisition costs of $396,000) consists of the following:
(i) $45,000,000 in aggregate principal amount of subordinated debt of Ionpure Italy due August 31, 2001 and bearing interest at 6.5% for the period January 1, 1995 through September 30, 1995 and 4.5% thereafter, (ii) common stock purchase warrants exercisable in whole or part at any time on or before August 31, 2001 by the surrender of the subordinated debt at the rate of $12.00 in principal amount of subordinated debt for each share of common stock, (iii) 185,185 shares of a new Series B Voting Convertible Preferred Stock, (iv) 27,000 shares of the Company's common stock, and (v) $700,000 in cash.

  Smogless is headquartered in Milan, Italy and provides a broad range of services for wastewater treatment, including feasibility studies, process evaluation, plant design, construction and commissioning and design of specialized machinery.

  The acquisition of Smogless has been accounted for as a purchase and, accordingly, the results of operations of Smogless for the 7 months ended March 31, 1995 are included in the Company's consolidated statement of operations for the year ended March 31, 1995. The excess of cost over fair value of net assets acquired was approximately $39,340,000 and is being amortized on a straight-line basis over 40 years. Supplementary information related to the acquisitions of Seral, Crouzat, Sation and Smogless for the consolidated statement of cash flows for the year ended March 31, 1995 is as follows:

   Assets acquired............................................... $ 136,327,000
   Liabilities assumed...........................................  (117,641,000)
   Preferred stock issued........................................    (3,506,000)
   Common stock issued...........................................    (4,835,000)
                                                                  -------------
   Cash paid.....................................................    10,345,000
   Fees and expenses.............................................     1,117,000
   Less cash acquired............................................    (9,707,000)
                                                                  -------------
     Net cash acquired........................................... $   1,755,000
                                                                  =============

  Summarized below are the unaudited pro forma results of operations of the Company as though Smogless had been acquired on April 1, 1993:

                                                         1994          1995
                                                     ------------  ------------
   Revenues......................................... $230,538,000  $293,104,000
                                                     ============  ============
   Net income....................................... $    526,000  $ 10,400,000
                                                     ============  ============
   Net income (loss) per common share............... $      (0.01) $       0.43
                                                     ============  ============

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  On July 8, 1994, the business of the Company and Liquipure Technologies, Inc. ("Liquipure") were merged upon the exchange of 2,778,332 shares of the Company's common stock for all of the outstanding common and preferred shares of Liquipure. In addition, the Company issued 67,500 shares of its common stock to one of the shareholders of Liquipure in satisfaction of a $700,000 loan, plus accrued interest.

  Liquipure, based in Connecticut, provides SDI products and services through company operated and franchised dealers, and designs, manufactures, installs and services ultrapure water purification products and systems primarily for the pharmaceutical market and also manufactures standard, ultrapure water products for the laboratory market.

  This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements and notes thereto for all periods presented have been restated to include the accounts and operations of Liquipure. Separate results of operations of the combined entities for the year ended March 31, 1994 are as follows:

                                                                      1994
                                                                  ------------
   Revenues:
    U.S. Filter (as previously reported)......................... $147,870,000
    Liquipure....................................................   32,551,000
                                                                  ------------
       Combined.................................................. $180,421,000
                                                                  ============
   Net income (loss):
    U.S. Filter (as previously reported)......................... $  4,986,000
    Liquipure....................................................   (7,527,000)
                                                                  ------------
       Combined.................................................. $ (2,541,000)
                                                                  ============

  Separate unaudited results of operations of the combined entities for the period April 1, 1994 to the effective date of the merger and included in the consolidated statement of operations for the year ended March 31, 1995 are as follows:

                                                                     NET INCOME
                                                          REVENUES     (LOSS)
                                                         ----------- ----------
   U.S. Filter.......................................... $47,857,000 $1,414,000
   Liquipure............................................   7,206,000   (307,000)
                                                         ----------- ----------
       Combined......................................... $55,063,000 $1,107,000
                                                         =========== ==========

  All pro forma information presented above is in response to applicable accounting rules relating to business acquisitions. This pro forma information does not purport to be indicative of the results that actually would have been obtained if the combined operations had been conducted during the periods presented and is not intended to be a projection of future results due to extensive changes being made in the organization, facilities, personnel and other costs of the acquired companies.

  On December 1, 1993, the Company acquired all of the outstanding capital stock of Ionpure Technologies Corporation and IP Holdings Company. The total purchase price consisted of $100,000 in cash and 4,561,638 shares of Company Common Stock. In fiscal 1995, the Company received an independent appraisal of the value of the Company's Common Stock. As a result of the appraisal, shares issued in connection with this acquisition had a value $9,123,000 less than originally ascribed to the Common Stock at the time of acquisition. Accordingly, additional paid in capital and excess cost over fair value of net assets acquired were reduced in fiscal 1995.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

(10) CONTRACT BILLING STATUS

  Information with respect to the billing status of contracts in process at March 31, 1995 and 1996 is as follows:

                                                       1995           1996
                                                   -------------  -------------
   Contract costs incurred to date...............  $ 143,886,000  $ 243,976,000
   Estimated profits.............................     47,904,000     80,700,000
                                                   -------------  -------------
   Contract revenue earned to date...............    191,790,000    324,676,000
   Less billings to date.........................   (189,245,000)  (306,898,000)
                                                   -------------  -------------
   Cost and estimated earnings in excess of bill-
    ings, net....................................  $   2,545,000  $  17,778,000
                                                   =============  =============

  The above amounts are included in the accompanying consolidated balance sheets as:

                                                       1995           1996
                                                   -------------  -------------
   Costs and estimated earnings in excess of
    billings on uncompleted contracts............  $  21,808,000  $  33,575,000
   Billings in excess of costs and estimated
    earnings on uncompleted contracts............    (19,263,000)   (15,797,000)
                                                   -------------  -------------
                                                   $   2,545,000  $  17,778,000
                                                   =============  =============

  Accounts receivable include retainage which has been billed, but is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated
$5,729,000 and $4,760,000 at March 31, 1995 and 1996, respectively.
Substantially all retained balances are collectible within one year.

(11) LONG-TERM DEBT

  Long-term debt at March 31, 1995 and 1996 consists of the following:

                                                       1995           1996
                                                   -------------  -------------
   Mortgage notes payable, secured by land and
    buildings, interest rates ranging from 2% to
    8.5%, due in 1999 through 2009...............  $   7,396,000  $   7,180,000
   Guaranteed bank notes, interest rates ranging
    from 6.0% to 9.2%, due in 1997 through 2004..      1,911,000      1,276,000
   Unsecured notes payable, interest rates
    ranging from 7% to 11.5%, due in 1997 through
    1999.........................................      1,353,000      1,007,000
   Other.........................................      8,808,000      8,217,000
                                                   -------------  -------------
                                                      19,468,000     17,680,000
   Less current portion..........................     (4,336,000)    (7,892,000)
                                                   -------------  -------------
                                                   $  15,132,000  $   9,788,000
                                                   =============  =============

  The aggregate maturities of long-term debt for each of the five years subsequent to March 31, 1996 are as follows: 1997, $7,892,000; 1998, $1,494,000; 1999, $815,000; 2000, $598,000; 2001, $580,000; and thereafter,
$6,301,000.

  The Company has a long-term, unsecured revolving line of credit with a bank of up to $135,000,000, of which $30,413,000 was outstanding at March 31, 1996. The line of credit expires November 30, 1999 and bears interest at the bank's prime rate plus 0.25% or, in certain circumstances, Eurodollar rate. The line of credit is

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES subject to certain covenants for which the Company was in compliance at March 31, 1996. At March 31, 1996, $14,036,000 of standby letters of credit were issued under this line of credit.

  The Company's Davis subsidiary had a long-term, secured revolving line of credit with a bank of up to $30,000,000, of which $5,343,000 was outstanding at March 31, 1996. This line of credit bore interest at the bank's prime rate or, in certain circumstances, LIBOR plus or minus various basis points.

(12) CONVERTIBLE SUBORDINATED DEBENTURES

  On October 20, 1993, the Company sold $60,000,000 aggregate principal amount of 5% convertible subordinated debentures due October 15, 2000. The debentures are convertible into common stock at any time prior to maturity, redemption or repurchase at a conversion price of $13.67 per share, subject to adjustment in certain circumstances. The debentures are not redeemable prior to October 25, 1996, at which time the debentures are redeemable at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid interest to the date of redemption. Interest is payable on April 15 and October 15, commencing April 15, 1994.

  On September 18, 1995 the Company sold $140,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due September 15, 2005. The notes are convertible into common stock at any time prior to maturity, redemption or repurchase at a conversion price of $18.33 per share, subject to adjustment in certain circumstances. The notes are not redeemable prior to September 23, 1998 at which time the notes are redeemable at the option of the Company, in whole or in part, at specified redemption prices plus accrued and unpaid interest to the date of redemption. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on March 15, 1996.

  Effective August 31, 1994, the Company issued $45,000,000 of subordinated debt with common stock purchase warrants in connection with the acquisition of Smogless (see note 9). On September 18, 1995, these warrants to purchase 3,750,000 shares of Company common stock were exercised in exchange for the delivery of the $45,000,000 principal amount of subordinated debt.

(13) ACCRUED LIABILITIES

  Accrued liabilities at March 31, 1995 and 1996 consist of the following:

                                                          1995         1996
                                                       ----------- ------------
   Accrued job costs, start-up and customer deposits.  $10,916,000 $ 26,329,000
   Payroll, benefits and related taxes...............    9,008,000   18,450,000
   Warranty..........................................    3,866,000    6,631,000
   Sales, property and other taxes...................    5,653,000    5,335,000
   Interest..........................................    1,771,000    3,204,000
   Sales commission..................................    2,949,000    3,674,000
   Future remediation, relocation & closure costs....    4,807,000   21,968,000
   Other.............................................   11,714,000   16,824,000
                                                       ----------- ------------
                                                       $50,684,000 $102,415,000
                                                       =========== ============

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

(14) INCOME TAXES

  Income tax expense (benefit) from continuing operations for the years ended March 31, 1994, 1995 and 1996 consist of:

                                              1994         1995        1996
                                           -----------  ----------  -----------
   Federal:
     Current.............................. $ 1,343,000  $2,274,000  $ 3,484,000
     Deferred.............................  (7,864,000)    736,000    1,872,000
   State:
     Current..............................     265,000     682,000      878,000
     Deferred.............................    (850,000)   (454,000)    (504,000)
   Foreign:
     Current..............................      19,000      20,000    4,085,000
     Deferred.............................         --    1,554,000    2,240,000
                                           -----------  ----------  -----------
                                           $(7,087,000) $4,812,000  $12,055,000
                                           ===========  ==========  ===========

  Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal corporate tax rate of 34% for 1994 and 1995 and 35% for 1996 to income from continuing operations before income taxes as a result of the following:

                                              1994         1995        1996
                                           -----------  ----------  -----------
   Expected income tax provision
    (benefit)............................  $(5,603,000) $5,797,000  $10,976,000
   Permanent differences.................     (300,000)     24,000    1,573,000
   State franchise tax, net of Federal
    tax benefit..........................     (406,000)    346,000      666,000
   Change in balance of valuation
    allowance for deferred tax assets
    allocated to income tax expense......   (2,930,000) (1,392,000)  (2,590,000)
   Net operating loss carryforward unable
    to be utilized.......................    2,559,000         --           --
   Difference in U.S. tax rate and
    foreign tax rates....................          --      511,000    2,032,000
   Benefit of foreign net operating loss
    carryforwards........................     (255,000)   (581,000)    (761,000)
   Other.................................     (152,000)    107,000      159,000
                                           -----------  ----------  -----------
                                           $(7,087,000) $4,812,000  $12,055,000
                                           ===========  ==========  ===========

  As of March 31, 1996, the Company has net operating loss carryforwards in France of approximately $19,952,000. Approximately $1,946,000 of the operating losses expire in the years 1997-1998, while the remainder have an indefinite carryforward period. Any benefit of the French loss carryforward must be shared equally between the Company and Alcoa until March 31, 1997. As of March 31, 1996, the Company also has net operating loss carryforwards in other European countries of approximately $7,338,000 which expire from 1997 to 2002.

  As of March 31, 1996, the Company also has net operating loss carryforwards generated from Liquipure of $14,362,000, which has been recognized in fiscal 1996. These loss carryforwards expire from 2002 to 2007. In addition, the Company has net operating loss carryforwards generated from Zimpro of $2,905,000, which have not been recognized due to the uncertainty as to future realizability of these carryforwards. These loss carryforwards expire in 2009.

  The Company also has available, at March 31, 1996, other net operating loss and foreign tax credit carryforwards for U.S. Federal income tax purposes of approximately $13,552,000 which expire in 1999 to 2010.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  The sources and tax effects of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities are as follows:

                                                         1995          1996
                                                     ------------  ------------
   Deferred tax assets:
    Operating loss carryforwards.................... $ 17,077,000  $ 27,664,000
    Pension.........................................      725,000       832,000
    Inventory.......................................    2,288,000     3,540,000
    Allowance for doubtful accounts.................    1,196,000     1,776,000
    Long-term contracts.............................    1,084,000       175,000
    Warranty........................................      822,000     1,837,000
    Vacation........................................      712,000     1,030,000
    Other accruals..................................      668,000     1,134,000
    Tax credits.....................................      258,000       501,000
    Closure reserves................................    2,488,000     1,524,000
    Other...........................................    1,677,000     3,936,000
                                                     ------------  ------------
                                                       28,995,000    43,949,000
    Valuation allowance.............................  (10,503,000)  (19,946,000)
                                                     ------------  ------------
       Total deferred tax assets....................   18,492,000    24,003,000
   Deferred tax liabilities:
    Depreciation and amortization...................    7,148,000    12,129,000
    Prepaid expenses................................      243,000       500,000
    Long-term contracts.............................          --      4,206,000
    Other...........................................    9,648,000       620,000
                                                     ------------  ------------
                                                       17,039,000    17,455,000
                                                     ------------  ------------
       Net deferred tax assets...................... $  1,453,000  $  6,548,000
                                                     ============  ============

  The Company believes that it is more likely than not that the net deferred tax assets, including Federal net operating loss carryforwards, will be realized prior to their expiration. This belief is based on recent and anticipated future earnings and, in part, on the fact that the Company has completed several acquisitions during and including the three years ended March 31, 1996 of companies with strong earnings potential. A valuation allowance of $19,946,000 at March 31, 1996 has been recognized and consists primarily of state and foreign net operating losses which may not be realized prior to their expiration periods.

(15) SHAREHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

  In January 1992 and September 1994, the Company issued 880,000 shares of a new Series A Cumulative Convertible Preferred Stock and 185,185 shares of a new Series B Convertible Preferred Stock, respectively, in connection with acquisitions. On September 18, 1995, the Company repurchased and canceled 139,518 shares of Series B Preferred stock for $4,709,000, and converted 45,667 shares of Series B Preferred Stock into 102,750 shares of Company common stock. On March 4, 1996, the holder of the Company's Series A Preferred Stock tendered the 880,000 preferred shares for conversion into 1,980,000 shares of Company common stock pursuant to terms of the security.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

COMMON STOCK

  On December 5, 1994, the Company paid in the form of a stock dividend a 3-for-2 split of the Company's common stock. The par value of the new shares issued was $50,000 which was transferred from additional paid-in-capital to the common stock account. All references to income (loss) per share and other common stock information in the accompanying consolidated financial statements and notes thereto have been restated to reflect the 3-for-2 split.

  On May 3, 1995, the Company completed an underwritten public offering of 10,350,000 shares of its common stock at a price equal to $10.00 per share. The net proceeds to the Company, after underwriting discounts and commissions and before other related expenses, were $98,118,000.

  On July 15, 1996, the Company paid in the form of a stock dividend a 3-for-2 split of the Company's common stock. All references to income (loss) per share and other common stock information in the accompanying consolidated financial statements and notes thereto have been restated to reflect the 3-for-2 split.

OPTIONS

  Under the Company's 1991 Employee Stock Option Plan (the "Plan"), the exercise price of options granted is equal to their fair market value at the date of grant and the maximum term of the option may not exceed 10 years. If the optionee is a holder of more than 10% of the outstanding common stock of the Company, the option price per share is increased to at least 110% of fair market value, and the option term is limited to 5 years. The total number of shares of common stock authorized under the Plan is 3,881,250 shares. Each option granted becomes exercisable on a cumulative basis, 25% six months following the date of grant and 25% on each subsequent anniversary of the grant date.

  Under the Company's 1991 Director Stock Option Plan (the "Directors Plan"), the exercise price of options granted was equal to the higher of $2.00 below the market price or 60% of the market price on the date of grant. Effective April 1, 1996 the Directors Plan was amended to grant options equal to their fair market value at the date of grant. Under the Plan, each director of the Company who is not a full-time employee of the Company will receive each year an option to purchase 12,000 shares of common stock. The total number of shares available under the Directors Plan is 562,500 shares. Compensation expense of $80,000, $122,000 and $112,000 was recorded in 1994, 1995 and 1996, respectively, related to the Directors Plan.

  Transactions involving the Plan and Directors Plan are summarized as follows:

                                          NUMBER OF                  AGGREGATE
                                           SHARES    EXERCISE PRICE    VALUE
                                          ---------  -------------- -----------
   Balance at March 31, 1993............. 1,499,793  $1.35 to 22.67 $10,525,000
   Options granted.......................   719,459   1.35 to 10.95   6,904,000
   Options exercised.....................  (236,931)  2.45 to  9.28  (1,255,000)
   Options canceled......................   (56,439)  7.33 to 22.67    (532,000)
                                          ---------  -------------- -----------
   Balance at March 31, 1994............. 1,925,882   1.35 to 10.95  15,642,000
   Options granted.......................   898,290   1.35 to 10.59   7,650,000
   Options exercised.....................  (241,040)  2.45 to  9.83  (1,422,000)
   Options canceled......................   (40,785)  7.33 to  9.83    (375,000)
                                          ---------  -------------- -----------
   Balance at March 31, 1995............. 2,542,347   1.35 to 10.95  21,495,000
   Options granted....................... 1,013,250   9.04 to 18.67  12,764,000
   Options exercised.....................  (487,886)  1.35 to 10.95  (3,678,000)
   Options canceled......................   (20,626)  8.53 to 10.58    (183,000)
                                          ---------  -------------- -----------
   Balance at March 31, 1996............. 3,047,085  $1.35 to 18.67 $30,398,000
                                          =========  ============== ===========

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  In connection with the warrants, options, convertible debentures and preferred stock, the Company has reserved 13,342,754 shares at March 31, 1995 and 15,474,000 shares at March 31, 1996 for future issuance.

(16) RETIREMENT PLANS

  Pursuant to the terms of a collective bargaining agreement, one of the Company's U.S. subsidiaries has a defined benefit pension plan covering substantially all of its hourly employees. Pension plan benefits are generally based upon years of service and compensation. The Company's funding policy is to contribute at least the minimum amounts required by the Employee Retirement Income Security Act of 1974 or additional amounts to assure that plan assets will be adequate to provide retirement benefits. Plan assets are invested in broadly diversified portfolios of government obligations, mutual funds and fixed income and equity securities. The accumulated benefit obligation under this plan is not material to the consolidated financial statements.

  The Company has a defined contribution plan (under IRC Section 401(k)) covering substantially all U.S. salaried and hourly participating employees which provide for contributions based primarily upon compensation levels and employee contributions. The Company funds its contributions to these plans as accrued. Defined contribution plan expense to the Company was $519,000, $810,000 and $1,631,000 for the years ended March 31, 1994, 1995 and 1996, respectively.

  The Company's Davis subsidiary had a defined benefit pension plan covering substantially all of its employees. Upon acquisition of Davis by the Company, the defined benefit pension plan was frozen and all liabilities have been fully accrued. The pension plan expense for prior years was not significant.

(17) BUSINESS SEGMENT DATA AND EXPORT SALES

  The Company's sole business segment is the design, manufacture, operation, distribution and service of equipment and supplies for filtration, water treatment and wastewater treatment for industrial and municipal customers.

  There were no sales to any individual customers which accounted for 10% or more of revenue in fiscal 1994, 1995 and 1996.

  Export sales accounted for $28,881,000, $37,940,000 and $58,560,000 in fiscal 1994, 1995 and 1996, respectively.

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

  Information about the Company's operations in different geographic locations for the years ended March 31, 1994, 1995 and 1996 is as follows:

                                          1994           1995         1996
                                      -------------  ------------ ------------
   Revenues from unaffiliated
    customers:
     United States................... $ 364,593,000  $406,593,000 $515,036,000
     Foreign.........................    47,919,000   112,766,000  212,867,000
                                      -------------  ------------ ------------
                                       $412,512,000  $519,359,000 $727,903,000
                                      =============  ============ ============
   Operating income (loss):
     United States................... $  (6,318,000) $ 16,695,000 $ 23,566,000
     Foreign.........................     1,263,000     6,428,000   17,081,000
                                      -------------  ------------ ------------
                                      $  (5,055,000) $ 23,123,000 $ 40,647,000
                                      =============  ============ ============
   Income (loss) before income tax
    expense:
     United States................... $ (17,226,000) $ 12,273,000 $ 17,733,000
     Foreign.........................       745,000     4,778,000   13,629,000
                                      -------------  ------------ ------------
                                      $ (16,481,000) $ 17,051,000 $ 31,362,000
                                      =============  ============ ============
   Identifiable assets:
     United States................... $ 332,700,000  $318,594,000 $574,838,000
     Foreign.........................    24,654,000   164,129,000  301,667,000
                                      -------------  ------------ ------------
                                      $ 357,354,000  $482,723,000 $876,505,000
                                      =============  ============ ============

(18) COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

  The Company and its subsidiaries lease certain facilities and equipment under various noncancelable and month-to-month leases. These leases are accounted for as operating leases. Rent expense aggregated $6,521,000, $8,033,000 and $8,991,000 in 1994, 1995 and 1996, respectively.

  A summary of the future minimum annual rental commitments as of March 31, 1996, under operating leases follows:

                                                                     OPERATING
                                                                      LEASES
                                                                    -----------
   Fiscal year ending:
    1997........................................................... $ 7,481,000
    1998...........................................................   5,852,000
    1999...........................................................   5,073,000
    2000...........................................................   2,591,000
    2001...........................................................   1,180,000
    Thereafter.....................................................     960,000
                                                                    -----------
    Total minimum lease payments................................... $23,137,000
                                                                    ===========

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

CONTINGENT LIABILITIES

  In December of 1995, allegations were made by federal and state environmental regulatory authorities of multiple violations in connection with wastewater discharges at a facility owned by the Company. The facility was acquired by the Company as part of its acquisition of Polymetrics on October 2, 1995 (note 9). The Company has rights of indemnity from the seller which could be available if monetary damages and penalties are incurred in connection with any alleged violations occurring prior to the Company's acquisition of Polymetrics. In the opinion of management, the ultimate liability that may result from the above matter will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  Zimpro is party to certain agreements (entered into in 1990 at the time Zimpro was acquired from unrelated third parties by the entities from which it was later acquired by the Company), pursuant to which Zimpro agreed, among other things, to pay the original sellers a royalty of 3.0% of its annual consolidated net sales of certain products in excess of $35.0 million through October 25, 2000. Under certain interpretations of such agreements, with which the Company disagrees, Zimpro could be liable for such royalties with respect to the net sales attributable to products, systems and services of certain defined wastewater treatment businesses acquired by Zimpro or the Company or the Company's other subsidiaries after May 31, 1996. The defined businesses include, among others, manufacturing machinery and equipment, and engineering, installation, operation and maintenance services related thereto, for the treatment and disposal of waste liquids, toxic waste and sludge. One of the prior sellers has revealed in a letter to the Company an interpretation contrary to that of the Company. The Company believes that it would have meritorious defenses to any claim based upon any such interpretation and would vigorously pursue the elimination of any threat to expand what it believes to be its obligations pursuant to such agreements.

  Legal proceedings pending against the Company consist of litigation incidental to the Company's business and in the opinion of management, based in part upon the opinion of counsel, the outcome of such litigation will not materially affect the Company's consolidated financial position or results of operations.

(19) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  GROSS               NET INCOME
                                    REVENUES     PROFIT    NET INCOME PER SHARE*
                                  ------------ ----------- ---------- ----------
   1995
    First quarter................ $113,638,000 $24,761,000 $1,801,000   $0.06
    Second quarter...............  130,522,000  30,324,000  3,215,000    0.11
    Third quarter................  133,027,000  31,195,000  3,192,000    0.11
    Fourth quarter...............  142,172,000  34,324,000  4,031,000    0.13
   1996
    First quarter................ $158,173,000 $38,850,000 $4,339,000   $0.12
    Second quarter...............  173,927,000  46,156,000  6,371,000    0.15
    Third quarter................  186,663,000  49,172,000  7,002,000    0.15
    Fourth quarter...............  209,140,000  55,152,000  1,595,000    0.03
   1997
    First quarter................ $208,509,000 $56,335,000 $8,003,000   $0.16
    Second quarter...............  225,210,000  61,986,000  6,225,000    0.12

---------------------
* Per common and common equivalent share

               UNITED STATES FILTER CORPORATION AND SUBSIDIARIES

(20) SUBSEQUENT EVENTS

  On October 25, 1996, the Company acquired all of the outstanding capital stock of The Utility Supply Group, Inc. ("USG") pursuant to an Agreement and Plan of Merger. USG is a provider of water and wastewater related products and services to industrial and municipal customers throughout the United States. The purchase price was approximately $44 million. The transaction was accounted for as a purchase.

  On October 28, 1996, the Company acquired all of the outstanding capital stock of WaterPro Supplies Corporation ("WaterPro") pursuant to a Stock Purchase Agreement. WaterPro is a national distributor of water and wastewater related products and services for municipal water, sewer authorities and underground contractors, and has locations throughout the United States.

  The purchase price was approximately $102 million paid in shares of Company Common Stock. The transaction was accounted for as a purchase. In connection with this transaction and subject to certain conditions, the WaterPro shareholders have the right to require the Company to repurchase the shares at $33.24 per share.

  On September 14, 1996, the Company entered into a Purchase and Sale Agreement with Wheelabrator Technologies Inc. in connection with a proposed acquisition by the Company of Wheelabrator's Water Systems and Manufacturing Group ("WSMG"). Pursuant to the terms of the agreement, the Company will pay approximately $369 million in cash for WSMG, subject to possible adjustment, which provides a broad range of water and wastewater engineering, technology and systems. The proposed transaction is expected to be completed in December 1996, and will be accounted for as a purchase.

  On October 7, 1996, the Company entered into a Purchase and Sale Agreement with United Utilities PLC ("UU") and certain of its subsidiaries in connection with a proposed acquisition by the Company of UU's Process Equipment Division ("PED"). In accordance with the terms of the definitive agreement, the Company will pay approximately (Pounds)125 million for PED, which provides a broad range of water and wastewater engineering technology and systems. In connection with this proposed transaction, the Company entered into a forward contract to purchase 100 million British pounds sterling for approximately $159.3 million between December 16, 1996 and February 14, 1997. The proposed transaction is expected to be completed in January 1997, and will be accounted for as a purchase.

  On September 12, 1996, the Company provided notice, pursuant to terms of its Indenture dated October 20, 1993, of its intent to redeem on October 25, 1996 all of its outstanding 5% Convertible Subordinated Debentures due 2000. As of October 25, 1996, all holders of the debentures converted the debentures into a total of approximately 4.4 million shares of Company Common Stock pursuant to the terms of the Debentures.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wheelabrator Technologies Inc.:

The Board of Directors
United States Filter Corporation:

  We have audited the accompanying combined balance sheets of the Systems and Manufacturing Group of Wheelabrator Technologies Inc. (the "Businesses") as of December 31, 1994 and 1995, and the related combined statements of income and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the management of the Businesses. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Systems and Manufacturing Group of Wheelabrator Technologies Inc. as of December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP
    KPMG PEAT MARWICK LLP

Chicago, Illinois
October 15, 1996

                         WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 31,
                                                    ----------------- SEPTEMBER 30,
                      ASSETS                          1994     1995       1996
                      ------                        -------- -------- -------------
                                                                       (UNAUDITED)
Current Assets:
  Cash and cash equivalents........................ $ 25,122 $ 25,092   $ 12,619
  Accounts receivable, net.........................   81,490   87,526     93,325
  Inventories......................................   31,527   48,407     41,622
  Costs and estimated earnings in excess of
   billings on uncompleted contracts...............   20,498   22,710     19,785
  Other current assets.............................    2,920    2,028      3,790
                                                    -------- --------   --------
    Total current assets...........................  161,557  185,763    171,141
                                                    -------- --------   --------
Property, plant, and equipment, net................   48,253   47,354     55,752
Goodwill, net......................................  151,483  158,074    155,578
Other assets.......................................    5,365    3,756      4,044
                                                    -------- --------   --------
    Total assets................................... $366,658 $394,947   $386,515
                                                    ======== ========   ========
           LIABILITIES AND GROUP EQUITY
           ----------------------------
Current Liabilities:
  Accounts payable................................. $ 56,485 $ 53,163   $ 53,338
  Accrued liabilities..............................   51,615   47,816     43,822
  Advance payment on contracts.....................   19,802   19,966     18,911
                                                    -------- --------   --------
    Total current liabilities......................  127,902  120,945    116,071
                                                    -------- --------   --------
Other long-term liabilities........................   17,732   16,003     13,962
Commitments and contingencies......................
Group Equity:
  Group equity.....................................  220,527  255,816    254,400
  Cumulative translation adjustment................      497    2,183      2,082
                                                    -------- --------   --------
  Total group equity...............................  221,024  257,999    256,482
                                                    -------- --------   --------
    Total liabilities and group equity............. $366,658 $394,947   $386,515
                                                    ======== ========   ========

    The accompanying notes are an integral part of these combined financial statements.

                         WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

                           COMBINED INCOME STATEMENTS
                                 (IN THOUSANDS)

                                                               NINE MONTHS ENDED
                                    YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                   --------------------------- -----------------
                                     1993      1994     1995     1995     1996
                                   --------  -------- -------- -------- --------
                                                                  (UNAUDITED)
Revenue..........................  $293,207  $364,335 $452,134 $337,589 $329,527
Operating expenses...............   222,384   281,946  361,462  269,479  257,985
                                   --------  -------- -------- -------- --------
  Gross margin...................    70,823    82,389   90,672   68,110   71,542
Selling, general & administrative
 expenses........................    47,261    62,224   68,170   50,180   49,371
                                   --------  -------- -------- -------- --------
  Operating income...............    23,562    20,165   22,502   17,930   22,171
Gain (loss) on sale of assets....        (5)      955    4,212       15       18
Interest, net....................       288       168      423      244      487
Other income (expense), net......    (1,421)      755      132      127       96
                                   --------  -------- -------- -------- --------
  Income before pro forma income
   tax provision.................    22,424    22,043   27,269   18,316   22,772
Pro forma income tax provision...     8,970     8,817   10,908    7,326    9,109
                                   --------  -------- -------- -------- --------
  Net income.....................  $ 13,454  $ 13,226 $ 16,361 $ 10,990 $ 13,663
                                   ========  ======== ======== ======== ========


    The accompanying notes are an integral part of these combined financial statements.

                         WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                               ----------------------------  ------------------
                                 1993      1994      1995      1995      1996
                               --------  --------  --------  --------  --------
                                                                (UNAUDITED)
Operating Activities:
  Net income.................  $ 13,454  $ 13,226  $ 16,361  $ 10,990  $ 13,663
  Adjustment to reconcile net
   income to cash flows from
   operating activities:.....
    Depreciation and
     amortization............     5,581     9,608    11,211     8,492     9,145
    Changes in assets and
     liabilities, net of
     effects of acquired
     businesses:.............
      Accounts receivable....    (2,088)   (8,116)   (5,292)   (8,739)   (5,799)
      Inventories............     5,254    (6,423)  (11,222)  (10,313)    6,785
      Costs and estimated
       earnings in excess of
       billings on
       uncompleted contracts.   (17,182)    3,014    (2,212)      255     2,925
      Accounts payable.......     5,865     4,327    (4,143)   (8,068)      175
      Accrued liabilities....     3,213    (2,889)   (4,182)   (2,940)   (3,994)
      Advance payments on
       contracts.............      (982)     (239)   (6,358)   (5,376)   (1,055)
  Other, net.................     4,603     2,310    (2,973)    3,764       293
                               --------  --------  --------  --------  --------
      Net cash provided by
       (used for) operating
       activities............    17,718    14,818    (8,810)  (11,935)   22,138
                               --------  --------  --------  --------  --------
Investing Activities:
  Capital expenditures.......    (4,202)   (5,075)   (9,817)   (5,612)  (22,443)
  Sale of property, plant,
   and equipment.............     5,805     3,834     8,054     4,259       477
  Cash paid for acquisitions,
   net of acquired cash......   (24,790)  (18,848)   (5,746)      --       (850)
  Other, net.................       --     (1,375)       46    (1,459)      --
                               --------  --------  --------  --------  --------
    Net cash provided by
     (used for) investing
     activities..............   (23,187)  (21,464)   (7,463)   (2,792)  (22,816)
                               --------  --------  --------  --------  --------
Financing Activities:
  Increase (decrease) in
   group equity..............     6,073    20,073    20,614    17,015   (15,180)
  Other, net.................       --      3,423    (4,371)   (2,906)    3,385
                               --------  --------  --------  --------  --------
    Net cash provided by
     (used for) investing
     activities..............     6,073    23,496    16,243    14,109   (11,795)
                               --------  --------  --------  --------  --------
Increase (decrease) in cash
 and cash equivalents........       604    16,850       (30)     (618)  (12,473)
Cash and cash equivalents at
 beginning of period.........     7,668     8,272    25,122    25,122    25,092
                               --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period...............  $  8,272  $ 25,122  $225,092  $ 24,504  $ 12,619
                               ========  ========  ========  ========  ========
Significant noncash investing
 activities
  Liabilities assumed in
   acquisitions..............  $ 29,883  $ 74,067  $  8,232  $    --   $    --
                               ========  ========  ========  ========  ========

    The accompanying notes are an integral part of these combined financial statements.

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

                    NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1 BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

  The Systems and Manufacturing Group (the "Businesses") of Wheelabrator Technologies Inc. ("WTI") provide products and services to customers in the water, wastewater and general industrial markets, primarily in the United States, Europe and Asia. The majority of the Businesses have been acquired by WTI in the last three years. Certain other Businesses have been owned by WTI or its predecessors since prior to 1993. The Businesses have no separate legal status or existence. The assets and liabilities comprising the majority of the U.S. based Businesses are owned by a wholly owned subsidiary of WTI.

  In connection with a proposed transaction whereby WTI would sell the Businesses to United States Filter Corporation ("USF"), WTI and USF have entered into a definitive Purchase and Sale Agreement dated September 14, 1996 (the "Agreement"), the terms of which provide for certain assets to be purchased and certain liabilities assumed by USF in connection with Businesses based in the United States. Additionally, the Agreement provides for certain liabilities relating to the Businesses to be retained by WTI and for WTI to indemnify USF in connection with certain other matters (collectively the "Retained Liabilities"). These financial statements reflect the financial condition, results of operations and cash flows for the Businesses on a combined basis, excluding the Retained Liabilities, for all periods presented.

NOTE 2 SIGNIFICANT ACCOUNT POLICIES

 Combined Financial Statements

  The combined financial statements include the accounts of the Businesses and the majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in affiliates WTI does not control are accounted for using the equity method.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income, expenses and disclosures of contingencies. Future events could alter such estimates.

 Concentrations

  The Businesses offer a multitude of products and services to a diverse customer base. Management believes the Businesses have no significant customer, supplier, product line, credit risk, geographic or other concentrations that could expose the Businesses to adverse, near-term severe financial impacts.

 Revenue Recognition

  Revenues from certain long-term engineering and equipment supply contracts are recognized on the percentage-of-completion basis, with estimated losses recognized in full when identified. All other revenues are recognized when services are rendered or products are shipped.

 Foreign Currency

  Foreign subsidiaries' income statement accounts are translated at the average exchange rates in effect during the period, while assets and liabilities are translated at the rates of exchange at the balance sheet date. The resulting balance sheet translation adjustments are charged or credited directly to group equity. Foreign exchange transaction gains and losses realized during 1993, 1994 and 1995 were not significant.

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


 Combined Statements of Cash Flows

  For purposes of the Combined Statements of Cash Flows, all highly liquid instruments purchased with an original maturity of three months or less are considered to be cash equivalents.

 Derivative Financial Instruments

  From time to time, the Businesses use derivative instruments to manage currency risk. Immaterial amounts of various currencies were sold forward for delivery at various dates in 1995 to hedge foreign exchange exposure on specifically identified transactions. Gains or losses on these transactions are included in the measurement of the subsequent transaction. Where deemed advantageous, management will enter similar hedges in the future to mitigate foreign exchange exposure.

 Fair Value of Financial Instruments

  Financial instruments of the Businesses consist primarily of cash and cash equivalents, receivables and accounts payable. The book values of such instruments are considered to be representative of their respective fair values.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

 Property, Plant and Equipment

  Property, plant, and equipment (including major improvements) are capitalized and stated at cost. Items of an ordinary maintenance or repair nature are charged directly to operating expense. The cost less estimated salvage value of property, plant, and equipment is generally depreciated on a straight-line basis over estimated useful lives that range from 3 to 35 years.

 Goodwill

  The excess of cost over fair value of the net assets of acquired businesses ("goodwill") is amortized on a straight-line basis over 40 years. The accumulated amortization balances as of December 31, 1994 and 1995 were $8.2 million and $12.2 million, respectively. On an ongoing basis, the realizability of goodwill is measured by the ability of the acquired businesses to generate current and undiscounted expected future cash flows in excess of unamortized goodwill. If such realizability were in doubt, an adjustment would be made to reduce the carrying value of the goodwill. No such adjustments have been made with respect to the Businesses.

 Pro Forma Income Taxes

  Certain of the assets and liabilities comprising the Businesses are not stand alone, taxable entities (see Note 1). The taxable income from Businesses operating in the United States have been included in the consolidated federal tax returns of WTI for all periods presented. Entities outside the United States are taxable in the jurisdictions in which they are organized or are doing business. For the purposes of the accompanying combined financial statements, a pro forma income tax expense has been provided at 40 percent of reported combined pretax income.

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


 Contracts in Process

  Information with respect to contracts in process at December 31, 1994 and 1995 follows. Contracts in process are included in the combined balance sheets under the following captions (in thousands):

                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
      Costs and earnings in excess of billings................ $20,498  $22,710
      Advance payments on contracts........................... (19,802) (19,966)
                                                               -------  -------
        Total contracts in process............................ $   696  $ 2,744
                                                               =======  =======

  All contracts in process are expected to be billed and collected within two years.

  Accounts receivable include retainage that has been billed but is not due until completion pursuant to the terms of the contract. Such retainage at December 31, 1995 was $3.7 million, all of which (except for amounts provided for) is expected to be collected within one year. At December 31, 1994, retainage was $3.0 million.

 Accounting Pronouncements

  Effective January 1, 1994, the Businesses adopted Statement of Financial Accounting Standards No. 112 "Employers' Accounting for Postemployment Benefits" ("FAS 112"). This new statement established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The adoption of FAS 112 did not have a material impact on the combined financial statements of the Businesses since its accounting prior to adoption of FAS 112 was substantially in compliance with the new standard. Also effective during 1994 was Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" ("FAS 115"). The Businesses do not have significant investments and does not contemplate acquiring significant investments of the type covered in FAS 115.

  The Businesses are required to adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121"), beginning in 1996. Management does not believe the adoption of FAS 121 will have a material impact on the combined financial statements of the Businesses.

 Unaudited Interim Information

  The combined financial statements as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are unaudited. In the opinion of management, the unaudited combined financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. Certain information and footnote disclosures normally included in financial statements have been condensed or omitted from the interim combined financial statements. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 3. GROUP EQUITY, ALLOCATIONS AND OTHER RELATED PARTY TRANSACTIONS

 Group Equity

  The group equity account reflects the activity between WTI and the Businesses, a summary of which follows (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1993      1994     1995
                                                    --------  -------- --------
      Beginning balance............................ $168,198  $187,725 $221,024
      Net income...................................   13,454    13,226   16,361
      Net intercompany transactions................    6,969    18,680   18,928
      Translation adjustment.......................     (896)    1,393    1,686
                                                    --------  -------- --------
        Ending balance............................. $187,725  $221,024 $257,999
                                                    ========  ======== ========

 Cash Management

  Certain of the Businesses participate in WTI's centralized cash management system and, as such, their cash funding requirements have been met by WTI and all excess cash has been transferred to WTI.

 Allocations

  The combined income statements includes all direct costs of the Businesses as well as certain corporate costs directly identified with the Businesses. WTI has not allocated interest income or expense to the Businesses. In the opinion of management, these allocations have been made on a basis which is believed to be reasonable for a group of businesses operating within the structure of a larger parent organization. However, the allocations are not necessarily indicative of the level of expenses which might have been incurred by the Businesses operating as a stand-alone entity.

NOTE 4. ACQUISITIONS

  The Businesses include three environmental services businesses acquired in 1993, six acquired in 1994 and one acquired in 1996 in exchange for consideration, net of cash acquired and including assumed debt, of approximately $24.8 million, $21.5 million and $5.7 million, respectively. The Businesses utilize the purchase method of accounting, and the purchase price of the acquisitions has been allocated to their respective net assets based upon estimated fair market values. The results of operations of acquired entities have been included in the Businesses' combined financial statements from their respective dates of acquisition. The pro forma effect of the acquisitions made during 1993, 1994 and 1995 was not material.

NOTE 5. PRO FORMA INCOME TAXES

  The Businesses reported income before income tax for each of the years indicated on the accompanying combined statements of income. During such periods, the Businesses operating in the United States were included in WTI's consolidated federal income tax returns. Those Businesses located outside of the United States are taxable in the jurisdictions in which they are organized. For the purposes of the accompanying combined financial statements, a pro forma income tax expense has been provided at 40% of reported combined pretax income.

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


NOTE 6. BENEFIT PLANS

  Substantially all employees based in the United States are participants in the Wheelabrator-Rust Savings and Retirement Plan, which is a qualified defined contribution plan consisting of a contributory component and a non-contributory component. Under the terms of the contributory component, eligible employees may elect to contribute a portion of their annual compensation and the Businesses are required to match a minimum of 30 percent of the first six percent of eligible compensation contributed by an employee. Under the terms of the non-contributory component, eligible employees receive an annual contribution equal to a minimum of three percent of their eligible earnings. The Businesses' contributions to such plans during 1993, 1994 and 1995 amounted to approximately $1.7 million, $2.1 million and $2.4 million, respectively.

  The Businesses based outside the United States have in place various other plans that are not significant that provide pension and welfare benefits to certain active and former employees.

NOTE 7. ADDITIONAL FINANCIAL INFORMATION

  The allowance for doubtful accounts was $3.7 million and $4.3 million as of December 31, 1994 and 1995, respectively.

  The following is a summary of inventories (in thousands):


                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1994    1995
                                                                 ------- -------
      Raw materials............................................. $ 7,697 $21,429
      Work in process...........................................  14,276  15,259
      Finished goods............................................   9,554  11,719
                                                                 ------- -------
        Total inventories....................................... $31,527 $48,407
                                                                 ======= =======

  The following is a summary of property, plant and equipment (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1994      1995
                                                             --------  --------
      Land.................................................. $    847  $    743
      Machinery and equipment...............................   51,005    53,484
      Buildings and improvements............................   39,174    37,661
      Less: accumulated depreciation........................  (42,773)  (44,534)
                                                             --------  --------
        Total property, plant, and equipment................ $ 48,253  $ 47,354
                                                             ========  ========

  Depreciation of property, plant, and equipment for the years ended December 31, 1993, 1994 and 1995 was $4.9 million, $5.9 million, and $7.0 million, respectively.

  The following is a summary of accrued liabilities (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
      Wages, salaries and benefits............................. $ 8,453 $ 8,936
      Warranties and contract reserves.........................   9,149  11,100
      Other....................................................  34,013  27,780
                                                                ------- -------
        Total accrued liabilities.............................. $51,615 $47,816
                                                                ======= =======

                        WHEELABRATOR TECHNOLOGIES INC.
                        SYSTEMS AND MANUFACTURING GROUP

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)


  Noncancelable operating lease payments at December 31, 1995 are due as follows (in thousands):

                                                OPERATING
                                                 LEASES
                                                ---------
            1996...............................  $ 4,290
            1997...............................    3,613
            1998...............................    3,172
            1999...............................    2,670
            2000...............................    2,648
            Thereafter.........................   15,290
                                                 -------
              Total............................  $31,683
                                                 =======

  Total rent expense was $2.2 million, $2.6 million and $2.8 million in 1993, 1994 and 1995, respectively.

NOTE 8. COMMITMENTS AND CONTINGENCIES

  There are various lawsuits and claims pending against the Businesses that have arisen in the normal course of business and related mainly to matters of product liability, personal injury, and property damage. The outcomes of these matters are not presently determinable, but in the opinion of management, based on the advice of counsel, the ultimate resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Businesses.

  The Businesses are self-insured for general liability claims up to $2.0 million per occurrence. Liability insurance in effect during the last several years provides coverage for environmental matters only to a limited extent. In the normal course of business, the Businesses have issued or are parties to bank letters of credit, performance bonds, and other guarantees.

  Certain of the Businesses operate in the environmental industry and are involved with the protection of the environment. As such, a significant portion of the Businesses' operating costs and capital expenditures could be characterized as costs of environmental protection. While the Businesses are faced, in the normal course of its business, with the need to expend funds for environmental protection, it is not expected that such expenditures will have a material adverse effect on financial condition or results of operations.

                     UNITED UTILITIES PLC PROCESS DIVISION

         STATEMENT OF UNITED UTILITIES PLC DIRECTORS' RESPONSIBILITIES

  The directors have assumed the responsibility to prepare financial statements for each financial year which present fairly the financial position of the division and of the profit or loss of the division for that period. In preparing those financial statements, the directors are required to:

  .  select suitable accounting policies and then apply them consistently;

  .  make judgements and estimates that are reasonable and prudent;

  . state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

  . prepare the financial statements on the going concern basis unless it is inappropriate to presume that the companies within the division will continue in business.

  The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the division and to enable them to ensure that the financial statements comply with relevant aspects of the Companies Act 1985. They are also responsible for safeguarding the assets of the division and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF UNITED UTILITIES PLC

  We have audited the accompanying aggregated balance sheets of the United Utilities PLC Process Division as at 31 March 1996 and 31 March 1995, the related aggregated profit and loss accounts for each of the years in the two year period ended 31 March 1996 and the cash flow for the year ended 31 March 1996. These aggregated financial statements are the responsibility of the Directors of United Utilities PLC. Our responsibility is to express an opinion on these aggregated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the aggregated financial statements referred to above present fairly, in all material respects, the financial position of the United Utilities PLC Process Division at 31 March 1996 and 31 March 1995, the results of its operations for each of the years in the two year period ended 31 March 1996 and the cash flow for the year ended 31 March 1996 in conformity with generally accepted accounting principles in the United Kingdom.


KPMG AUDIT PLC                                                       Manchester
Chartered Accountants
Registered Auditors
                                                                16 October 1996

                     UNITED UTILITIES PLC PROCESS DIVISION

                            PROFIT AND LOSS ACCOUNT

                                       US $                     US $
                                      AUDITED                 UNAUDITED
                                    YEAR ENDED             6 MONTHS ENDED
                                --------------------  -------------------------
                                31 MARCH   31 MARCH   30 SEPTEMBER 30 SEPTEMBER
                           NOTE   1996       1995         1996         1995
                           ---- ---------  ---------  ------------ ------------
                                  $000       $000         $000         $000
Turnover..................   2    267,358    254,955    130,407      119,309
Cost of sales.............       (189,529)  (179,057)   (92,728)     (85,230)
                                ---------  ---------    -------      -------
Gross profit..............         77,829     75,898     37,679       34,079
Net operating costs and
 administrative expenses..   3    (63,983)   (65,321)   (32,460)     (32,166)
Business restructuring....   4    (31,312)       --         --           --
                                ---------  ---------    -------      -------
Operating (loss)/profit...        (17,466)    10,577      5,219        1,913
Profit on disposal of
 fixed assets.............   5        --       1,833        --           --
                                ---------  ---------    -------      -------
(Loss)/profit on ordinary
 activities...............        (17,466)    12,410      5,219        1,913
Net interest..............   6    (19,865)   (19,925)    (9,469)      (9,788)
                                ---------  ---------    -------      -------
Loss on ordinary
 activities before
 taxation.................        (37,331)    (7,515)    (4,250)      (7,875)
Taxation on loss on
 ordinary activities......   8     (2,165)    (6,061)       309         (570)
                                ---------  ---------    -------      -------
Loss on ordinary
 activities after
 taxation.................        (39,496)   (13,576)    (3,941)      (8,445)
Dividends.................            --         --     (18,038)         --
                                ---------  ---------    -------      -------
Retained loss for the
 financial year/period....        (39,496)   (13,576)   (21,979)      (8,445)
                                =========  =========    =======      =======

A statement of movements on the profit and loss account is given in note 17.

The above results all arise from continuing activities.

There is no difference between the loss on ordinary activities before taxation and the retained loss for the period stated above, and their historical cost equivalents.

There are no recognised gains or losses other than those included in the results above and therefore no separate statement of total recognised gains and losses has been presented.

                     UNITED UTILITIES PLC PROCESS DIVISION

                                 BALANCE SHEETS

                                                                       US $
                                                 US $ AUDITED       UNAUDITED
                                               ------------------  ------------
                                               31 MARCH  31 MARCH  30 SEPTEMBER
                                          NOTE   1996      1995        1996
                                          ---- --------  --------  ------------
                                                 $000      $000        $000
Fixed assets
 Tangible assets.........................   9    34,865    35,734      39,114
 Investments.............................  10     1,526     1,780       1,557
 Intangible assets.......................  11       869       --        1,242
                                               --------  --------    --------
                                                 37,260    37,514      41,913
                                               --------  --------    --------
Current assets
 Stocks..................................  12    55,556    57,729      51,127
 Debtors.................................  13   184,249   152,118     166,042
 Cash at bank and in hand................         2,438     7,393       3,329
                                               --------  --------    --------
                                                242,243   217,240     220,498
Creditors: (amounts falling due within
 one year)...............................  14  (197,760) (170,055)   (205,923)
                                               --------  --------    --------
Net current assets.......................        44,483    47,185      14,575
                                               --------  --------    --------
Total assets less current liabilities....        81,743    84,699      56,488
Creditors: (amounts falling due after
 more than one year).....................  14  (231,325) (225,064)   (234,454)
Provisions for liabilities and charges...  15   (33,178)   (2,450)    (28,731)
                                               --------  --------    --------
Net liabilities..........................      (182,760) (142,815)   (206,697)
                                               ========  ========    ========
Capital and reserves
 Aggregated called up share capital......  16     4,426     4,698       4,309
 Share premium account...................  17    12,262    12,262      12,502
 Capital redemption reserve..............  17       350       373         357
 Revaluation reserve.....................  17     7,580     9,798       7,729
 Profit and loss account.................  17  (207,378) (169,946)   (231,594)
                                               --------  --------    --------
 Shareholders' funds.....................      (182,760) (142,815)   (206,697)
                                               ========  ========    ========

Approved by the Board of directors on 16 October 1996 and signed on its behalf by:

R. Ferguson
Director

                     UNITED UTILITIES PLC PROCESS DIVISION

                              CASH FLOW STATEMENT

                                                           US $ UNAUDITED
                                            US $          SIX MONTHS ENDED
                                           AUDITED    -------------------------
                                         YEAR ENDED   30 SEPTEMBER 30 SEPTEMBER
                                   NOTE 31 MARCH 1996     1996         1995
                                   ---- ------------- ------------ ------------
                                            $000          $000         $000
Net cash (outflow) inflow from
 operating activities.............  20     (30,320)      16,102      (11,545)
                                           -------      -------      -------
Returns on investments and
 servicing of finance.............
  Interest received...............             600          422          460
  Interest paid...................          (2,880)      (2,609)      (2,132)
                                           -------      -------      -------
Net cash outflow from returns on
 investments and servicing of
 finance..........................          (2,280)     (2,187)       (1,672)
                                           -------      -------      -------
Taxation..........................
  Corporation tax paid............          (1,007)        (125)        (660)
                                           -------      -------      -------
Cash (outflow) inflow from
 operations after tax.............         (33,607)      13,790      (13,877)
                                           -------      -------      -------
Investing activities..............
  Purchase of tangible fixed
   assets.........................          (6,394)      (5,141)      (2,515)
  Expenditure on capitalized
   development costs..............            (869)          (8)        (230)
  Receipts from sales of tangible
   fixed assets...................             364           12          100
                                           -------      -------      -------
Net cash outflow from investing
 activities.......................          (6,899)      (5,137)      (2,645)
                                           -------      -------      -------
Increase (decrease) in cash and
 cash equivalents.................  20     (40,506)       8,653      (16,522)
                                           =======      =======      =======

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)

1. ACCOUNTING POLICIES

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

  The aggregated financial statements incorporate the financial statements of each of the entities which constitute the Process Division of United Utilities PLC as detailed in note 21. The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards and with UK generally accepted accounting principles.

BASIS OF AGGREGATION

  The Process Division is composed of the entities set out in note 21, all of which are owned by United Utilities PLC. There is no single holding company for the Process Division.

  The figures presented in these financial statements have been prepared by combining the results of all these entities. All intra group Process Division transactions and balances have been eliminated. As the Process Division is not a statutory entity, directors emoluments have not been disclosed.

CASH FLOW STATEMENT

  As its parent undertaking, United Utilities PLC, publishes a consolidated cash flow statement, the Process Division is exempt, under Financial Reporting Standard 1, from preparing such a statement. Notwithstanding this exemption, a cash flow statement has been provided for the year ended 31 March 1996. Comparative cash flow information, which would have been required had the exemption not been available, has not been provided.

UNAUDITED INTERIM AGGREGATED FINANCIAL STATEMENTS

  The aggregated financial statements for the six months ended 30 September, 1995 and 1996 are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring items, considered necessary for a fair presentation have been included. Certain information and all footnote disclosures normally included in financial statements have been excluded from the interim aggregated financial statements. The results of operations for the six months ended 30 September, 1996 are not necessarily indicative of the results that may be expected for the year ending 31 March, 1997.

TURNOVER

  Turnover represents the income receivable in the ordinary course of business for goods or services provided and excludes VAT and foreign sales tax.

RESEARCH AND DEVELOPMENT

  Expenditure on research and development is written off against profits in the year in which it is incurred. Development expenditure incurred on projects which meet the criteria of SSAP 13 is capitalized and amortized over 5 years.

GOODWILL

  The net assets of companies and businesses acquired are incorporated into the aggregated financial statements at their fair value to the Process Division and after adjustments to bring the accounting policies of the companies and businesses acquired into alignment with those of the Division. Past fair value adjustments include provisions for reorganisation and restructuring costs. In the year ended 31 March 1996, in accordance with

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)

Financial Reporting Standard 7, reorganisation and restructuring costs have not been included in fair value adjustments. If the estimates on which these provisions are based prove to be in excess of actual expenditure, the unutilised surplus provisions will not be taken to profit and loss, but will be credited to reserves as a recalculation of goodwill.

TANGIBLE FIXED ASSETS

  Additions are included at cost.

  Freehold land is not depreciated. Other assets are depreciated evenly over their estimated economic lives which are principally as follows:

   Buildings........................................................ 30-60 years
   Fixtures, fittings, tools, equipment and motor vehicles..........  3-40 years
   Capitalised computer software costs..............................  3-10 years

LEASED ASSETS

  Assets financed by leasing arrangements which transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in the balance sheet and the corresponding capital cost is shown as an obligation to the lessor. Leasing repayments comprise both a capital and a finance element. The finance element is written off to the profit and loss account so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

  Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

FIXED ASSET INVESTMENTS

  Investments held as fixed assets are stated at cost less amounts written off for permanent diminution.

STOCKS

  Stocks are stated at cost less any provision necessary to recognise damage and obsolescence.

  Long term contract work in progress is stated at cost, net of amounts transferred to cost of sales, after deducting payments received in advance and making provision for foreseeable losses.

  Finished goods and goods for resale are stated at the lower of cost, including appropriate production overheads, and net realisable value.

PENSIONS

  Approximately half of the Division's employees belong to pension schemes which provide for defined benefits based on final pensionable pay. Pension costs are charged against profits over the estimated remaining service lives of employees.

FOREIGN CURRENCY

  For the convenience of the reader, these financial statements have been stated in US dollars. The balance sheets have been translated into dollars at exchange rates applicable at the year end. The profit and loss accounts are translated into dollars using the average rate. Differences arising from the application of the closing rate to opening net assets, offset by translation differences on foreign currency loans which finance investments in overseas subsidiary undertakings, together with differences between profits and losses translated at average rates and at closing rates, are recorded as a movement in reserves.

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)


DEFERRED TAXATION

  Provision is made for deferred taxation where a liability is considered likely to arise in the foreseeable future.

ASSOCIATED UNDERTAKINGS

  The appropriate share of the results of associated undertakings is recognised in the aggregated profit and loss account where the directors consider that the Division is in a position to exert significant influence over the associated undertakings.

REVALUATION RESERVE

  Surpluses or deficits arising as a result of the incorporation of land and buildings valuations in the accounts are taken to the revaluation reserve unless the deficit exceeds the accumulated surpluses when it would be taken directly to the profit and loss account.

2. TURNOVER, PROFIT AND NET ASSETS BY BUSINESS

  Turnover, loss or profit before interest and taxation and net assets were all attributable to the same class of business namely Process Equipment.

  The geographical analysis of these items is shown below:

  By geographical origin:

                                                 PROFIT/(LOSS)
                                                     BEFORE
                                                  INTEREST AND    NET OPERATING
                                    TURNOVER          TAX            ASSETS
                                 --------------- --------------- ---------------
                                  1996    1995    1996     1995   1996    1995
                                 ------- ------- -------  ------ ------- -------
                                  $000    $000    $000     $000   $000    $000
United Kingdom..................  47,344  45,401   3,763   4,427  29,337  30,539
Europe..........................  30,117  29,077   2,737   3,368  12,774  11,348
The Americas.................... 181,916 172,525 (24,313)  4,207  84,573  80,888
Rest of the world...............   7,981   7,952     347     408   3,406   2,919
                                 ------- ------- -------  ------ ------- -------
                                 267,358 254,955 (17,466) 12,410 130,090 125,694
                                 ======= ======= =======  ====== ======= =======

  The geographical destination of turnover does not differ materially from the geographical origin analysis above.

  Net operating assets comprise fixed assets and net current
(liabilities)/assets and provisions excluding net borrowings, investments and taxation.

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                   (FORMING PART OF THE FINANCIAL STATEMENTS)


3. NET OPERATING COSTS AND ADMINISTRATIVE EXPENSES

                                                               31 MARCH 31 MARCH
                                                               -------- --------
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Distribution costs.........................................  33,117   29,230
   Administrative expenses....................................  30,866   36,091
                                                                ------   ------
                                                                63,983   65,321
                                                                ======   ======

                                                             31 MARCH 31 MARCH
                                                             -------- --------
                                                               1996     1995
                                                             -------- --------
                                                               $000     $000
   Net operating costs and administrative expenses include:
   Operating lease rentals--hire of plant and machinery.....  1,187    1,148
             --other........................................  1,286    1,223
   Depreciation.............................................  4,016    3,196
   Auditors remuneration
     --audit................................................    247      207
     --other fees...........................................     48      127
   Research and development costs...........................  2,410      481

  Additional non-audit fees of $424,000 were charged against provisions for liabilities and charges in 1996.

4. BUSINESS RESTRUCTURING

  In December 1995, United Utilities PLC announced its plans to relocate a certain obsolete facility of its Wallace & Tiernan, Inc. subsidiary. In connection with this plan, a business restructuring expense totaling $31,312,000 was charged to operations during the year ended 31 March 1996. The charges consist of severance costs, professional fees, relocation of existing employees, inventory and equipment, a provision for impaired property, plant and equipment and other related restructuring costs.

5. PROFIT ON DISPOSAL OF FIXED ASSETS

  The profit on disposal of fixed assets in the year ended 31 March 1995 relates wholly to the disposal of land and buildings held by Wallace & Tiernan Limited.

6. NET INTEREST

                                                               31 MARCH 31 MARCH
                                                               -------- --------
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Interest payable:
     To non Process Division Group undertakings...............  23,003   22,662
     To external parties......................................   4,604    3,054
   Interest receivable:
     From non Process Division Group undertakings.............  (7,452)  (5,267)
     From external parties....................................    (290)    (524)
                                                                ------   ------
                                                                19,865   19,925
                                                                ======   ======

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                   (FORMING PART OF THE FINANCIAL STATEMENTS)


7. EMPLOYEE COSTS

  The aggregate remuneration of all employees of the Division comprised:

                                                               31 MARCH 31 MARCH
                                                               -------- --------
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Wages and salaries.........................................  71,477   68,970
   Social security costs......................................  11,389   10,613
   Other pension costs & payroll expenses.....................   5,960    6,318
                                                                ------   ------
                                                                88,826   85,901
                                                                ======   ======

                                                               31 MARCH 31 MARCH
                                                               -------- --------
                                                                 1996     1995
                                                               -------- --------
   Average number of employees during the year were...........  1,976    2,071
                                                                =====    =====

8. TAXATION ON LOSS ON ORDINARY ACTIVITIES

                                                               31 MARCH 31 MARCH
                                                               -------- --------
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   UK corporation tax at 33% (1995:33%).......................  1,217    3,279
   Overseas corporate taxes...................................    948    2,782
                                                                -----    -----
                                                                2,165    6,061
                                                                =====    =====

9. TANGIBLE FIXED ASSETS

                                         FIXTURES,
                                 LAND    FITTINGS,           ASSETS IN
                                   &      TOOLS &            COURSE OF
                               BUILDINGS EQUIPMENT VEHICLES CONSTRUCTION TOTAL
                               --------- --------- -------- ------------ ------
                                 $000      $000      $000       $000      $000
   Cost or Valuation
     At 1 April 1995..........  23,028    32,014    1,175        876     57,093
     Revaluations.............  (1,775)      --       --         --      (1,775)
     Additions................   1,357     4,659      378        --       6,394
     Disposals................     --       (756)    (101)       --        (857)
     Transfers................     --         15      --        (287)      (272)
     Foreign exchange.........    (941)   (1,031)     (34)       (17)    (2,023)
                                ------    ------    -----       ----     ------
     At 31 March 1996.........  21,669    34,901    1,418        572     58,560
                                ------    ------    -----       ----     ------
   Depreciation
     At 1 April 1995..........   3,167    17,376      816        --      21,359
     Charge for the year......     321     3,551      144        --       4,016
     Revaluations.............    (104)      --       --         --        (104)
     Disposals................     --       (677)     (93)       --        (770)
     Foreign exchange.........    (192)     (587)     (27)       --        (806)
                                ------    ------    -----       ----     ------
     At 31 March 1996.........   3,192    19,663      840        --      23,695
                                ------    ------    -----       ----     ------
   Net book value
     At 31 March 1996.........  18,477    15,238      578        572     34,865
                                ======    ======    =====       ====     ======
     At 31 March 1995.........  19,861    14,638      359        876     35,734
                                ======    ======    =====       ====     ======

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)


  A revaluation of the freehold land and buildings at the Tonbridge site of Wallace & Tiernan Limited as at 31 March 1996 was undertaken by King Sturge & Co., an independent firm of qualified chartered surveyors. The valuation was made in accordance with the Royal Institute of Chartered Surveyors Statements of Asset Valuation Practice. The valuation of the operational part of the site was on a depreciated replacement cost basis and the non-operational part on an open market value basis.

  No capital gains tax is expected to arise in the event of a sale of the site and hence no deferred tax is currently provided in respect of this revaluation.

  If the land and buildings had not been revalued to $8,700,000 (1995:
$10,850,000) they would have been shown at their historical cost net book value of $1,120,000 (1995: $1,052,000).

10. FIXED ASSET INVESTMENTS

                                                               31 MARCH 31 MARCH
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Investments in associated companies........................   1,526    1,780
                                                                              =======  =======
  A schedule of the Division's principal operating entities and associated undertakings is given in note 21.

11. INTANGIBLE ASSETS

  The intangible asset of $869,000 (1995: nil) represents development costs incurred and capitalised by one of the entities in the Process Division during the year.

12. STOCKS

                                                               31 MARCH 31 MARCH
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Raw materials and consumables..............................  17,760   18,308
   Work in progress...........................................  15,233   16,558
   Finished goods and goods for resale........................  22,563   22,863
                                                               -------  -------
                                                                55,556   57,729
                                                               =======  =======

13. DEBTORS

                                                               31 MARCH 31 MARCH
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Amounts falling due within one year:
    Trade debtors............................................. 101,615   80,317
    Amounts owed by non Process Division Group undertakings...  72,663   61,449
    Other debtors.............................................   8,634    9,550
    Prepayments and accrued income............................   1,337      802
                                                               -------  -------
                                                               184,249  152,118
                                                               =======  =======

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)

14. CREDITORS

                               31 MARCH 31 MARCH
                                 1996     1995
                               -------- --------
                                 $000     $000
   Amounts falling due within
    one year:
     Bank loans and
      overdrafts.............   85,489   52,618
     Payments received on
      account................    4,670    1,223
     Trade creditors.........   23,385   22,435
     Amounts owed to non-
      Process Division Group
      undertakings...........   56,613   50,571
     UK Corporation tax......      156      --
     Other taxation and
      social security........      --     3,200
     Accruals and deferred
      income.................   27,447   40,008
                               -------  -------
                               197,760  170,055
                               =======  =======
   Amounts falling due after
    more than one year:
     Bank loans and
      overdrafts.............    1,839    2,059
     Amounts owed to non-
      Process Division Group
      undertakings...........  220,516  213,760
     Other creditors.........    8,970    9,245
                               -------  -------
                               231,325  225,064
                               =======  =======

  Bank loans and overdrafts outstanding at 31 March 1996 and 31 March 1995 are all repayable within one year.

15. PROVISIONS FOR LIABILITIES AND CHARGES

                                                         DEFERRED
                                           RESTRUCTURING TAXATION OTHER  TOTAL
                                           ------------- -------- -----  ------
                                               $000        $000   $000    $000
   Division
     Balance at 1 April 1995..............       --       1,846    604    2,450
     Applied during the year..............       --         --    (450)    (450)
     Provided in the year.................    31,312        --     --    31,312
     Foreign exchange.....................       --         (97)   (37)    (134)
                                              ------      -----   ----   ------
   Balance at March 31, 1996..............    31,312      1,749    117   33,178
                                              ======      =====   ====   ======

16. SHARE CAPITAL

  The total share capital of the Process Division represents the summation of the share capital of all the Process Division companies not eliminated by sub consolidations. These share capitals are converted to US dollars at the appropriate year end exchange rate.

                                                             1996 1995 1996 1995
                                                             ---- ---- ---- ----
                                                             $000 $000 $000 $000
   WALLACE & TIERNAN INC
   Authorised
    100 ordinary shares of $1 each.......................... --   --   --   --
   Allotted, called up and fully paid
    100 ordinary shares of $1 each.......................... --   --   --   --

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                   (FORMING PART OF THE FINANCIAL STATEMENTS)

                                               1996        1995     1996  1995
                                            ----------- ----------- ----- -----
                                            (Pounds)000 (Pounds)000 $000  $000
   WALLACE & TIERNAN LTD
   Authorised
    3,000,000 ordinary shares of (Pounds)1
     each..................................    3,000       3,000
                                               -----       -----
   Allotted, called up and fully paid
    2,588,066 ordinary shares of (Pounds)1
     each..................................    2,588       2,588    3,963 4,215
                                               -----       -----
                                               1996        1995
                                            ----------- -----------
                                               A$000       A$000
   WALLACE & TIERNAN PACIFIC PTY LTD
   Authorised
    75,000 ordinary shares of A$2..........      150         150
                                               -----       -----
   Allotted, called up and fully paid
    55,000 ordinary shares of A$2..........      110         110       86    81
                                               -----       -----
                                               1996        1995
                                            ----------- -----------
                                               $000        $000
   GENERAL FILTER
   Authorised
    1,000 ordinary shares of $0.01.........      --          --
                                               -----       -----
   Allotted, called up and fully paid
    1,000 ordinary shares of $0.01.........      --          --
                                               -----       -----
                                               1996        1995
                                            ----------- -----------
                                               $000        $000
   ENVIREX LTD
   Authorised
    100,000 ordinary shares of $0.01.......        1           1
                                               -----       -----
    100,000 preference shares of $1........      100         100
                                               -----       -----
   Allotted, called up and fully paid
    100,000 ordinary shares of $0.01.......        1           1        1     1
                                               1996        1995     1996  1995
                                            ----------- ----------- ----- -----
                                            (Pounds)000 (Pounds)000 $000  $000
   EDWARDS & JONES HOLDINGS LTD
   Authorised
    157,000 ordinary shares of (Pounds)1...      157         157
                                               -----       -----
    74,000 10.5% cumulative convertible
     participating preferred ordinary
     shares of (Pounds)1...................       74          74
                                               -----       -----
   Allotted, called up and fully paid
    136,000 ordinary shares of (Pounds)1...      136         136      208   222
                                               -----       -----
                                               1996        1995
                                            ----------- -----------
                                            (Pounds)000 (Pounds)000
   EDWARDS & JONES LTD
   Authorised
    110,000 ordinary shares of (Pounds)1...      110         110
                                               -----       -----
   Allotted, called up and fully paid
    110,000 ordinary shares of (Pounds)1...      110         110      168   179
                                               -----       -----

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)

                                                           1996 1995 1996  1995
                                                           ---- ---- ----- -----
                                                           $000 $000 $000  $000
   CONSOLIDATED ELECTRIC CO.
   Authorised
    100 ordinary shares of $1............................. --   --
                                                           ---  ---
   Allotted, called up and fully paid
    100 ordinary shares of $1............................. --   --     --    --
                                                                     ----- -----
                                                                     4,426 4,698
                                                                     ===== =====

17. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                     GROUP
                                      SHARE   CAPITAL                PROFIT
                              SHARE  PREMIUM REDEMPTION REVALUATION AND LOSS  SHAREHOLDERS'
                             CAPITAL ACCOUNT  RESERVE     RESERVE   ACCOUNT       FUNDS
                             ------- ------- ---------- ----------- --------  -------------
                              $000    $000      $000       $000       $000        $000
   Balance at 1 April 1995.   4,698  12,262     373        9,798    (169,946)   (142,815)
   Retained loss for the
    year...................     --      --      --           --      (39,496)    (39,496)
   Revaluation in year.....     --      --      --        (1,671)        --       (1,671)
   Foreign exchange........    (272)    --      (23)        (547)      2,064       1,222
                              -----  ------     ---       ------    --------    --------
   Balance at 31 March
    1996...................   4,426  12,262     350        7,580    (207,378)   (182,760)
                              =====  ======     ===       ======    ========    ========

  The cumulative amount of goodwill written off to reserves at 31 March 1996 was $191,709,000 (1995: $204,239,000).

18. LEASE OBLIGATIONS

  The following annual obligations under operating leases for plant and machinery vehicle and other equipment expire:

                                                               31 MARCH 31 MARCH
                                                                 1996     1995
                                                               -------- --------
                                                                 $000     $000
   Within one year............................................    597      368
   In the second to fifth year inclusive......................  1,998    2,359
   After five years...........................................    323      --
                                                                -----    -----
                                                                2,918    2,727
                                                                =====    =====

  The following annual obligations under operating leases for land and buildings expire:

                                                               31 MARCH 31 MARCH
                                                                 1996     995
                                                               -------- --------
                                                                 $000     $000
   Within one year............................................     17      160
   In the second to fifth year inclusive......................    676      463
                                                                -----    -----
                                                                  693      623
                                                                =====    =====

19. CAPITAL AND OTHER COMMITMENTS

  Capital investment authorised by the directors of entities within the Process Division but not contracted nor provided for as at 31 March 1996 amounted to $768,000 (1995: $1,019,000). Capital commitments which had been contracted but not provided for as at 31 March 1996 amounted to $412,000 (1995: $1,009,000).

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                   (FORMING PART OF THE FINANCIAL STATEMENTS)

20. NOTES TO THE CASH FLOW STATEMENT

Reconciliation of operating profit to net cash inflow from operating activities.

                                                             31 MARCH
                                                               1996
                                                             --------
                                                               $000
   Operating loss........................................... (17,466)
                                                             -------
   Non cash items
   Depreciation.............................................   4,016
   Profit on sale of fixed assets...........................      (5)
   Increase in provisions...................................  30,728
   Foreign exchange adjustment to profit in the year........    (336)
                                                             -------
                                                              34,403
                                                             =======
   Movement in working capital
   Decrease in stocks.......................................   2,173
   (Increase) in debtors.................................... (32,131)
   (Decrease) in creditors.................................. (20,746)
   Increase in advance payments.............................   3,447
                                                             -------
                                                             (47,257)
                                                             =======
   Net cash outflow from operating activities............... (30,320)
                                                             =======

  Analysis of cash and cash equivalents

                                                             31 MARCH  31 MARCH
                                                               1996      1995
                                                             --------  --------
                                                               $000      $000
   Cash at bank and in hand.................................   2,438     7,393
   Bank overdraft........................................... (87,328)  (54,677)
                                                             -------   -------
                                                             (84,890)  (47,284)
                                                             =======   =======

  Analysis of changes in cash and cash equivalents

                                                               1996
                                                             --------
                                                               $000
   At 1 April 1995.......................................... (47,284)
   Net cash outflow for the year............................ (40,506)
   Exchange adjustments.....................................   2,900
                                                             -------
   At 31 March 1996......................................... (84,890)
                                                             =======

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)


21. PROCESS DIVISION

  Details of principal operating entities in the Process Division, all of which are unlisted, are detailed below. These undertakings are included within the aggregated Process Division financial statements.

                                                  NATURE OF BUSINESS
                                       ----------------------------------------
      Great Britain:
       Wallace & Tiernan Limited       Manufacture of equipment
       Edwards and Jones Limited       for water and wastewater
       Acumem UK (unincorporated)      treatment processes
      USA:
       Envirex Inc                     Manufacture of equipment
       General Filter Company Inc      for water and wastewater
       Wallace & Tiernan Inc           treatment processes
       Consolidated Electric Company
       Asdor Inc.
      Australia:
       Wallace & Tiernan Pacific Pty   Manufacture of equipment
       Limited                         for water and wastewater
                                       treatment processes
      Canada:
       Asdor Limited                   Suppliers of equipment
       Wallace & Tiernan Canada Inc    for water and wastewater
       Filtration Seco Inc.            treatment processes
      Germany:
       Wallace & Tiernan GmbH          Manufacture of equipment
       Edwards & Jones GmbH            for water and wastewater
                                       treatment processes
      Associated undertakings include:
      Spain:
       CIDA Hidroquimica SA            Design and installation of equipment and
                                       systems for water and wastewater
                                       treatment

  The country under which each undertaking appears is both the country of its incorporation and of its principal operations. All of the Great Britain undertakings are registered in England and Wales. Shares are held indirectly by United Utilities PLC.

22. PENSIONS

  The Process Division operates a number of pension schemes in the UK, the USA, Europe, Australia and Canada. The major schemes are of the defined benefit type.

  Edwards & Jones Limited operated two pension schemes in 1993 providing retirement benefits for its employees and directors. The funds of both schemes were transferred into the Water Pension Scheme, a defined benefit scheme, operated by United Utilities PLC, during 1993/94. Contributions are based on the pension costs of all United Kingdom subsidiary undertakings of United Utilities PLC participating in the Water Pension Scheme. The accounts of United Utilities PLC contain particulars of the current actuarial position of the Water Pension Scheme.

  Since 1 January 1990, Wallace & Tiernan Limited and substantially all its employees have subscribed to the Wallace & Tiernan Pension Scheme, which is a funded defined benefit scheme providing benefits based on

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                   (FORMING PART OF THE FINANCIAL STATEMENTS)

final pensionable pay. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the company. The contributions are determined by a qualified actuary. The most recent valuation was undertaken as at 1 July 1994 by the scheme's actuary. The valuation method used for the calculation of normal costs and liabilities was the projected unit method, while that used for the assets was the discounted expected cash flow method. The assumptions which have the most significant effect on the results of the valuation are those relating to the rates of return on investments and salary and pension increases. It was assumed that the investment returns would be 9% per annum, that the rate of salary increase would be 7% per annum, and that pensions would increase at the rate of 3% per annum.

  The market value of scheme assets at the date of the valuation was (Pounds)9,638,000 and the actuarial value of those assets represented approximately 95% of the benefits that had accrued to members after allowing for expected future increases in earnings. It is intended that this deficit, amounting to (Pounds)543,000 will be eliminated by additional company contributions over a period of 13 years.

  For the non UK schemes the defined benefit arrangements have been reviewed on consistent assumptions and any balance of surplus spread forward to derive the pension cost.

23. ULTIMATE PARENT COMPANY

  The ultimate parent undertaking of all the entities in the Process Division is United Utilities PLC, a company registered in England. Copies of the United Utilities PLC accounts are available from the registered office at Dawson House, Great Sankey, Warrington, WA5 3LW, United Kingdom. The accounts of United Utilities PLC represent the largest and smallest consolidation within which all the companies in the Process Division are consolidated.

24. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These aggregated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The significant differences as they relate to the United Utilities PLC Process Division, are summarised in the following paragraphs.

 Statement of cash flows: Basis of Preparation

  United Utilities PLC Process Division's statement of cash flows is prepared in accordance with UK Financial Reporting Standard 1 (FRS 1), the objectives and principles of which are similar to those set out in Statement of Financial Accounting Standards 95 (SFAS 95), "Statement of Cash Flows" under US GAAP. The principal differences between FRS 1 and SFAS 95 relate to classification.

  Cash flows from taxation and returns on investments and servicing of finance under FRS 1 would be included as operating activities under SFAS 95. Under FRS 1 net cash and cash equivalents include short-term borrowings repayable within three months from the date of their advance. Under SFAS 95 short-term borrowings repayable within three months from the date of their advance and overdraft balances would not be included within cash and cash equivalents and movements on those borrowings and overdraft balances would be included in financing activities.

PROVISIONS

  In the US there are strict rules about the timing of recognition of on-going restructuring costs; whereas in the UK there is at present some flexibility. Given that restructuring provisions can involve very large costs, the differences can be significant.

                     UNITED UTILITIES PLC PROCESS DIVISION

                                     NOTES
                  (FORMING PART OF THE FINANCIAL STATEMENTS)


FIXED ASSET REVALUATION

  In the US fixed assets must be carried at depreciated cost whereas in the UK fixed assets may be revalued. Depreciation would then be booked on the revalued amount.

DEVELOPMENT EXPENDITURE

  In the US the rules prohibit the carrying of development costs as an asset. In the UK they may, at the company's option, be carried as an asset if the following criteria are met:

  .  there is a clearly defined project;

  .  the related costs are separately identifiable;

  . there is a reasonable certainty that the project is technically feasible and commercially viable;

  . future revenues are reasonably expected to exceed future development, production, selling and administration costs;

  .  adequate financial resources exist to complete the project.

GOODWILL

  In the US positive goodwill is treated in the same way as any other acquired intangible. Such assets must be capitalised and subsequently amortised over their expected useful lives which may not exceed 40 years.

  In the UK positive goodwill may be written off directly against reserves which is the policy adopted by the Process Division.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERV-ICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RE-SPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDER-WRITING."

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Recent and Pending Acquisitions...........................................   12
Use of Proceeds...........................................................   16
Capitalization............................................................   17
Price Range of Common Stock...............................................   18
Dividend Policy...........................................................   18
Unaudited Pro Forma Combined
 Financial Information....................................................   19
Selected Consolidated Financial Data......................................   27
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   29
The Water Treatment Industry..............................................   35
Business..................................................................   37
Management................................................................   42
Security Ownership........................................................   46
Selling Stockholders......................................................   47
Description of Capital Stock..............................................   48
Certain United States Federal Tax Consequences to Non-United States Hold-
 ers......................................................................   50
Underwriting..............................................................   52
Legal Matters.............................................................   55
Independent Certified Public Accountants..................................   55
Available Information.....................................................   56
Incorporation of Certain Documents by Reference...........................   56
Index to Financial Statements.............................................  F-1

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                               10,000,000 SHARES

                                     LOGO
                       UNITED STATES FILTER CORPORATION


                                 COMMON STOCK

                              ------------------

                                  PROSPECTUS

                              ------------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                           DEUTSCHE MORGAN GRENFELL

                          NATWEST SECURITIES LIMITED

                             SALOMON BROTHERS INC

                               SMITH BARNEY INC.

                                        , 1996

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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions.

      Registration fee................................................ $119,792
      NASD fee........................................................   30,500
      NYSE listing fee................................................   40,500
      Printing........................................................  300,000
      Accounting fees.................................................  125,000
      Legal fees......................................................  125,000
      Transfer agent and registrar fees...............................    3,500
      Miscellaneous...................................................    5,708
                                                                       --------
           Total...................................................... $750,000
                                                                       ========

ITEM 16. EXHIBITS.

  The following exhibits are filed with or incorporated by reference in this Registration Statement:

 EXHIBIT NO.                             DESCRIPTION
     1.1     Form of Underwriting Agreement (previously filed)
     2.1     Amended and Restated Purchase and Sale Agreement, dated as of
              September 14, 1996, between Wheelabrator Technologies Inc. and
              United States Filter Corporation (previously filed)
     2.2     Agreement, dated October 7, 1996, between United Utilities PLC and certain of its subsidiaries and United States Filter Corporation
              (incorporated by reference to Exhibit 2.2 to Form 8-K dated
              October 28, 1996 (File No. 1-10728))
     2.3     Stock Purchase Agreement, dated as of September 10, 1996, among
              Edmundson International, Inc., United States Filter Corporation
              and WaterPro Supplies Corporation (previously filed)
     2.4     Agreement and Amendment, dated as of December 2, 1996, between
             Wheelabrator Technologies Inc. and United States Filter
             Corporation (incorporated by reference to Exhibit 2.2 to Form 8-K dated December 2, 1996 (File No. 1-10728))
     4.1     Amended and Restated Multicurrency Credit Agreement, dated as of
             December 2, 1996, among United States Filter Corporation and certain of its subsidiaries, the Lenders named therein, DLJ
             Capital Funding, Inc., as Documentation Agent, ABN AMRO Bank,
             N.V., as Co-Agent, and The First National Bank of Boston, as
             Managing Agent (incorporated by reference to Exhibit 4.1 to Form
             8-K dated December 2, 1996 (File No. 1-10728))
     5.1     Opinion of Damian C. Georgino as to the legality of the securities being registered (previously filed)
    12.1     Computation of Ratio of Earnings to Fixed Charges (previously filed)
    23.1     Consents of KPMG Peat Marwick LLP and KPMG Audit Plc
    23.2     Consent of Price Waterhouse LLP
    23.3     Consent of Ernst & Young LLP
    23.4     Consent of Arthur Andersen LLP
    23.5     Consent of Damian C. Georgino (included in Exhibit 5.1)
    24.1     Power of Attorney (previously filed)

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Desert, State of California, on December 6, 1996.

                                          UNITED STATES FILTER CORPORATION

                                          By:____________________________
                                             /s/ Richard J. Heckmann
                                                Richard J. Heckmann
                                              Chairman of the Board,
                                           President and Chief Executive
                                                      Officer

  Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                         CAPACITY                     DATE
     /s/ Richard J. Heckmann         Chairman of the Board,            December 6, 1996
------------------------------------  President and Chief
        Richard J. Heckmann           Executive Officer
                                      (Principal Executive
                                      Officer) and a Director

       /s/ Kevin L. Spence           Vice President and Chief          December 6, 1996
------------------------------------  Financial Officer
          Kevin L. Spence             (Principal Financial and
                                      Accounting Officer)

                 *                   Executive Vice President and      December 6, 1996
------------------------------------  a Director
         Michael J. Reardon

                 *                   Senior Vice President and a       December 6, 1996
------------------------------------  Director
            Tim L. Traff

                 *                   Director                          December 6, 1996
------------------------------------
           James E. Clark

                                     Director                          December 6, 1996
------------------------------------
         John L. Diederich

                 *                   Director                          December 6, 1996
------------------------------------
          Robert S. Hillas

                 *                   Director                          December 6, 1996
------------------------------------
          Arthur B. Laffer

                 *                   Director                          December 6, 1996
------------------------------------
       Alfred E. Osborne, Jr.

                 *                   Director                          December 6, 1996
------------------------------------
         J. Danforth Quayle

                 *                   Director                          December 6, 1996
------------------------------------
       C. Howard Wilkins, Jr.

   /s/ Damian C. Georgino                                              December 6, 1996
By: ___________________________
      Damian C. Georgino
       Attorney-In-Fact

                                 EXHIBIT INDEX

                                                                SEQUENTIAL
 EXHIBIT                      DESCRIPTION                        PAGE NO.
  23.1   Consents of KPMG Peat Marwick LLP and KPMG Audit Plc
  23.2   Consent of Price Waterhouse LLP
  23.3   Consent of Ernst & Young LLP
  23.4   Consent of Arthur Andersen LLP